
11005202



AGILENT TECHNOLOGIES, INC.

ANNUAL REPORT TO STOCKHOLDERS
ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS
2010




Agilent Technologies

Annual Report


ANNUAL REPORT TO STOCKHOLDERS
ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS
2010

This page is intentionally left blank.

To our shareholders,

Fiscal 2010 was a strong year for Agilent. Annual revenues were up almost $1 billion from fiscal 2009, an increase of 21 percent. Operating profit and earnings per share also increased substantially. In addition to benefiting from the acquisition of Varian which closed mid-year, we also saw very healthy organic growth in each of our businesses. Overall, Agilent is capitalizing well on the market upturn as the global economy recovers.

In addition to our strong fiscal 2010 financial results, we completed several strategic milestones. We executed a major restructuring of our electronic measurement business group. We completed the acquisition of Varian, the largest acquisition in our history, to strengthen our bio-analytical businesses. And we established a new business group to focus on the pursuit of the life science market, our largest measurement opportunity in the coming years.

Electronic Measurement Group

Agilent's Electronic Measurement Group (EMG) provides solutions in communications, industrial, aerospace and defense, semiconductor and computer measurement markets. As the company's oldest and most established business, EMG's heritage dates back more than 70 years to the founding of Agilent's predecessor company, Hewlett-Packard. Core technology platforms include oscilloscopes, signal analyzers, spectrum analyzers and network analyzers.

Electronic Measurement was the business most affected by the 2009 economic recession, due to its exposure to the industrial and consumer markets. Agilent's management team took proactive actions as early as late 2008 to ensure EMG's health through the economic downturn.

We resized EMG's overall cost structure with a design to improve profitability, create greater flexibility and reduce cyclicality. We realigned the sales channels to increase our focus on top customers while expanding our distribution channel. We also maintained our R&D investment in key technologies to ensure we exited the downturn in a very strong market position.

With a continued investment in technology research and development, EMG continued to introduce industry-leading technology solutions throughout fiscal 2010. New products included the world's highest-bandwidth real-time oscilloscopes to complement our best-in-class spectrum and network analyzers. As a result, EMG now offers industry-leading solutions in every one of its core technology platforms. The business is well-positioned as we enter fiscal 2011.

Chemical Analysis Group

Agilent's Chemical Analysis Group (CAG) provides solutions in energy, food safety, environmental and forensics markets. Core technology platforms include gas chromatography and GC-mass spectrometry.

Applied chemical markets are experiencing strong growth driven by global megatrends. Developed countries are increasing food safety regulations as their food supply chains become more globalized. Developing countries are investing to ensure clean air, safe water and healthy food as their standards of living rise. Economies throughout the world also continue to invest in alternate sources of energy as well as traditional sources of energy.

Agilent is well positioned to capitalize on these trends. We have a strong and established presence in China that dates back more than 35 years, augmented by continued investments in India, Brazil and other developing geographies. We offer industry-leading technology solutions in GC and GC-mass spec, strengthened by recent product introductions in high-end GC-MS.

Agilent's market presence is also strengthened by our acquisition of Varian, which was announced in July 2009 and completed in May 2010. While the acquisition also benefits Agilent's life sciences business, the bulk of Varian's businesses expand the portfolio and reach of Agilent's chemical analysis business.

By the close of fiscal 2010, we reached a major milestone in the integration of Varian. Agilent and Varian customers now see one single company with unified call centers, a combined field organization and a single service and support process. Moving forward, we will continue to drive to meet our cost synergy commitments and leverage the breadth of measurement tools from both companies to drive revenue growth.

Life Sciences Group

Agilent's Life Sciences Group (LSG) provides solutions in pharmaceutical research and development, pharmaceutical manufacturing, and government and academic research. Core technology platforms include liquid chromatography, LC-mass spectrometry and microarrays.

The life sciences market, which deals with the human condition, healthcare, therapeutics and diagnostics, represents Agilent's biggest measurement growth opportunity. Pharmaceutical companies are increasingly moving from chemical therapeutics to biological therapeutics. In addition, discoveries in genomics, proteomics and metabolomics are accelerating science's understanding of the human condition at a cellular level.

Given this opportunity, Agilent established LSG as an independent business group at the beginning of fiscal 2010. Our bio-analytical sales force was split into two focused field organizations dedicated to chemical analysis and life sciences opportunities, with the LSG sale force strategically aligned to penetrate academic markets. We have increased our investment in research grants and collaborations with the world's leading universities.

At the same time, LSG continues to introduce industry-leading technology platforms. New product introductions in fiscal 2010 included the world's highest-pressure HPLC, the most sensitive LC-MS triple-quadrupole and the most discriminating genomic target enrichment system. The Varian acquisition adds capabilities in nuclear magnetic resonance, magnetic resonance imaging, x-ray crystallography and dissolution.

As a result of the Varian acquisition, as well as our previous acquisitions of Stratagene and Velocity11, we believe we are well positioned in the life sciences market moving forward.

The year ahead in 2011

As we enter fiscal year 2011, Agilent differentiates itself in the market in four major areas.

First is our market reach and customer trust. Our 6,000 sales and marketing employees – in close partnership with our distributors and value-added resellers – support 43,000 customers in 110 countries. We are No. 1 in customer loyalty in every major product category in the industry according to third-party surveys, and we continue to invest in customer service and support.

Second is our technology leadership. Thanks to Agilent's 2,700 researchers, we currently offer the leading technology platform in every one of our major markets. In fiscal 2011, we will invest 11 percent of revenue in R&D across the board, to continue to organically outpace the market.

Third is our scale and scope. The ability of our 6,100 manufacturing employees to scale and leverage Agilent's worldwide manufacturing capability has resulted in a leading position of expertise and efficiency. We have the lowest instrument cost of sales in the industry while maintaining a reputation for quality and reliability.

Fourth is our team. Agilent has a strong and established culture based on uncompromising integrity, teamwork and technical contribution. We have some of the highest retention rates in the industry. Our people provide us with the expertise and experience necessary to win in the marketplace.

We remain diligent, focused on meeting our customers' needs, meeting our financial commitments and returning value to our shareholders. At the same time, we continue to invest in current and future market opportunities. We are committed to maintaining our leadership as the world's premier measurement company.



Bill Sullivan
President and Chief Executive Officer

January 19, 2011

Agilent at a Glance

Agilent is the world's premier measurement company providing core bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries.

For the fiscal year ended October 31, 2010, we have three business segments comprised of the electronic measurement business, the chemical analysis business and the life sciences business. Our electronic measurement business addresses the communications, electronics and other industries. Our chemical analysis business focuses on the petrochemical, environmental, forensics and food safety industries. Our life sciences business focuses on the pharmaceutical, biotech, academic and government, bio-agriculture and food safety industries.

In addition to our three businesses, we conduct centralized research through Agilent Technologies Laboratories. Each of our businesses, including Agilent Labs, is supported by our global infrastructure organization, which provides shared services in the areas of finance, information technology, legal, workplace services and human resources.

We sell our products primarily through direct sales, but we also utilize distributors, resellers, manufacturer's representatives, telesales and electronic commerce. Of our total net revenue of $5.44 billion for the fiscal year ended October 31, 2010, we generated 32 percent in the U.S. and 68 percent outside the U.S. As of October 31, 2010, we employed approximately 18,500 people worldwide. Our primary research and development and manufacturing sites are in California, Colorado and Delaware in the U.S. and in Australia, China, Germany, India, Italy, Japan, Malaysia, Singapore and the United Kingdom.

Business Group	2010 Net Revenue	Description
Electronic Measurement	**$2.8** billion	***Summary:*** Our electronic measurement business provides electronic measurement instruments and systems, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment, and microscopy products. Related services include start-up assistance, instrument productivity and application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle. Our electronic measurement business employed approximately 8,000 people as of October 31, 2010. ***Markets:*** The markets for our electronic measurement business include communications test and general purpose test. We market our electronic measurement products and services to network equipment manufacturers, handset manufacturers, and communications service providers, including component manufacturers within the supply chain for these customers. We market our general purpose test products and services to the electronics industry and other industries with significant electronic content such as the aerospace and defense, computer and semiconductor industries.

Business Group	2010 Net Revenue	Description
		Product areas: We divide our electronic measurement products into communications test products and general purpose test products. We sell products and services applicable to a wide range of communications networks and systems including wireless communications and microwave networks, voice, broadband, data, and fiber optic networks. Test products include Electronic Design Automation software, vector and signal analyzers, signal generators, vector network analyzers, one box testers, oscilloscopes, logic and protocol analyzers, and bit-error ratio testers. Also, we sell the following types of products into the general purpose test market: general purpose instruments, modular instruments and test software, digital test products, semiconductor and board test solutions, electronics manufacturing test equipment, atomic force microscopes and radio frequency and network surveillance solutions.
Chemical Analysis	**$1.2** billion	***Summary:*** Our chemical analysis business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and chemical properties of substances and products. We employed approximately 4,000 people as of October 31, 2010 in our chemical analysis business. ***Markets:*** The markets for our chemical analysis business include chemical and energy testing, environmental testing, forensics and drug testing, and food safety markets. The natural gas and petroleum refining markets use our products to measure and control the quality of their finished products and to verify the environmental safety of their operations. Our instruments, software and workflow solutions are used by the environmental market for applications such as laboratory and field analysis of chemical pollutants in air, water, soil and solid waste. Drug testing and forensics laboratories use our instruments, software and workflow solutions for applications such as the analysis of evidence associated with crime, screening athletes for performance enhancing drugs, analyzing samples for recreational drugs, or with the detection and identification of biological and chemical warfare agents. Our instruments, software, and workflow solutions are used throughout the food production chain, including incoming inspection, new product development, quality control and assurance, and packaging. ***Product areas:*** The key product categories for the chemical analysis business include: gas chromatography, mass spectrometry, spectroscopy, vacuum technology, and related consumables and services.

Business Group	2010 Net Revenue	Description
Life Sciences	**$1.5** billion	***Summary:*** Our life sciences business provides application-focused technologies and solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. We employed approximately 4,300 people as of October 31, 2010 in our life sciences business. ***Markets:*** The markets for our life sciences business include the pharmaceutical, biotechnology, contract research organizations and contract manufacturing organizations market and the academic and government market. The former market consists of "for-profit" companies who participate across the pharmaceutical value chain in the areas of therapeutic research, discovery & development, clinical trials, manufacturing and quality assurance and quality control. The academic and government market consists primarily of "not-for-profit" organizations, including academic institutions, large government institutes and privately funded organizations, and plays an influential role in technology adoption and therapeutic developments for pharmaceutical and molecular diagnostics companies. ***Product areas:*** The key product categories for the life sciences business include: liquid chromatography, mass spectrometry, microarrays, polymerase chain reaction (PCR) instrumentation, related bioreagents, electrophoresis, laboratory automation and robotics, software and informatics, nuclear magnetic resonance (NMR) and magnetic resonance imaging (MRI) systems, and related consumables and services.

Agilent Research Laboratories	Agilent Research Laboratories is our central research organization. Agilent Research Laboratories create competitive advantage through high-impact technology, driving market leadership and growth in Agilent's core businesses and expanding Agilent's measurement footprint into adjacent markets. At the cross-roads of the organization, the Research Labs are able to identify and enable synergies across Agilent's businesses to create competitive differentiation and compelling customer value. The technical staff have advanced degrees that cover a wide range of scientific and engineering fields, including biology, chemistry, computer science, distributed measurement, electrical engineering, image processing, materials science, mathematics, nano/microfabrication, microfluidics, software, informatics, optics, physics, physiology and signal processing.
Global Infrastructure Organization	We provide support to our businesses through our global infrastructure organization. This support includes services in the areas of finance, legal, workplace services, human resources and information technology. These organizations are generally headquartered in Santa Clara, California, with services provided worldwide. As of the end of October 2010, our global infrastructure organization employed approximately 2,200 people, including the Agilent Labs researchers.

Senior Executives

William P. Sullivan*
President and Chief Executive Officer

Richard A. Burdsall
Vice President and Chief Infrastructure Officer

Jean M. Halloran*
Senior Vice President, Human Resources

Didier Hirsch*
Senior Vice President, Chief Financial Officer

Marie Oh Huber*
Senior Vice President, General Counsel and Secretary

Michael R. McMullen*
Senior Vice President, Agilent and President, Chemical Analysis Group

Ronald S. Nersesian*
Senior Vice President, Agilent and President, Electronic Measurement Group

Shiela B. Robertson
Vice President, Corporate Development and Strategy

Nicolas H. Roelofs*
Senior Vice President, Agilent and President, Life Sciences Group

Darlene Solomon
Vice President, Director of Agilent Laboratories and Chief Technology Officer

Officers

Gooi Soon Chai
Vice President and General Manager, Electronic Instruments Business Unit Electronic Measurement Group

Lonnie G. Justice
Vice President and General Manager, Sales, Service and Support Chemical Analysis Group

Saleem N. Odeh
Vice President and General Manager, Sales, Service and Support Electronic Measurement Group

John Pouk
Vice President and General Manager, Worldwide Sales, Life Sciences Group

Hilliard C. Terry, III
Vice President, Treasurer

Stephen D. Williams
Vice President, Assistant General Counsel and Assistant Secretary

Directors

James G. Cullen
Chairman of the Board of Directors of Agilent, Retired President and Chief Operating Officer of Bell Atlantic Corporation (now known as Verizon)

Paul N. Clark
Former Chief Executive Officer and President of ICOS Corporation

Heidi Fields
Executive Vice President and Chief Financial Officer of Blue Shield of California

Robert J. Herbold
Retired Executive Vice President of Microsoft Corporation

Koh Boon Hwee
Non-Executive Chairman of Sunningdale Tech Ltd. and Non-Executive Chairman of Yeo Hiap Seng Ltd. and Yeo Hiap Seng (Malaysia) Bhd.

David M. Lawrence, M.D.
Retired Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals

A. Barry Rand
Chief Executive Officer of AARP

William P. Sullivan,
President and Chief Executive Officer of Agilent Technologies, Inc.

Tadataka Yamada, M.D.
President of the Global Health Program of the Bill & Melinda Gates Foundation

Board Committees

Audit & Finance Committee
Heidi Fields, Chairperson
Paul N. Clark
Robert J. Herbold

Compensation Committee
David M. Lawrence, M.D., Chairperson
Koh Boon Hwee
A. Barry Rand
Tadataka Yamada, M.D.

Nominating/Corporate Governance Committee
James G. Cullen Chairperson
Paul N. Clark
Heidi Fields
Robert J. Herbold
Koh Boon Hwee
David M. Lawrence, M.D.
A. Barry Rand
Tadataka Yamada, M.D.

Executive Committee
James G. Cullen, Chairperson
William P. Sullivan

** These individuals are executive officers of Agilent under Section 16 of the Securities Exchange Act of 1934.*

Agilent's annual meeting of stockholders will take place on Tuesday, March 1, 2011 at 10:00 a.m. at the South San Francisco Conference Center, 255 South Airport Boulevard, South San Francisco, California.

Investor Information

Please see the full and audited financial statements and footnotes contained in this booklet. To receive paper copies of the annual report, proxy statement, Form 10-K, earnings announcements and other financial information, people in the United States and Canada should call our toll-free number: (877) 942-4200. In addition, you can access this financial information at Agilent's Investor Relations Web site. The address is http://www.investor.agilent.com. This information is also available by writing to the address provided under the Investor Contact heading below.

Corporate Governance, Business Conduct and Ethics

Agilent's Amended and Restated Corporate Governance Standards, the charters of our Audit and Finance Committee, our Compensation Committee, our Executive Committee and our Nominating/Corporate Governance Committee, as well as our Standards of Business Conduct (including code of ethics provisions that apply to our principal executive officer, principal financial officer, principal accounting officer and senior financial officers) are available on our website at www.investor.agilent.com under "Corporate Governance". These items are also available in print to any stockholder in the United States and Canada who requests them by calling (877) 942-4200. This information is also available by writing to the company at the headquarters' address provided below.

Transfer Agent and Registrar

Please contact our transfer agent, at the phone number or address listed below, with any questions about stock certificates, transfer of ownership or other matters pertaining to your stock account.

Computershare Investor Services
250 Royall Street
Canton, MA 02021
United States

If calling from anywhere within the United States and Canada: (877) 309-9856.

If calling from outside the United States: (312) 588-4672.

The e-mail address for general shareholder inquiries for Computershare is: www.computershare.com/contactus.

Investor Contact

Agilent Technologies, Inc.
Investor Relations Department
5301 Stevens Creek Boulevard
Santa Clara, CA 95051

You can also contact the Investor Relations Department via e-mail at the Agilent Investor Relations Web site at http://www.investor.agilent.com. Click "Information Request" under the "Investor Information" tab to send a message.

Agilent Headquarters

Agilent Technologies, Inc.
5301 Stevens Creek Boulevard
Santa Clara, CA 95051
Phone: (408) 553-2424

Common Stock

Agilent is listed on the New York Stock Exchange and our ticker symbol is "A." There were approximately 41,457 registered stockholders as of December 1, 2010. We do not currently offer direct purchase of Agilent shares from the company or a dividend re-investment plan (DRIP).

The following tables summarize the high and low stock prices by period for Agilent's common stock.

Fiscal 2009	High	Low
First Quarter (ended January 31, 2009)	$ 25.07	$ 14.76
Second Quarter (ended April 30, 2009)	$ 19.69	$ 12.02
Third Quarter (ended July 31, 2009)	$ 23.89	$ 17.26
Fourth Quarter (ended October 31, 2009)	$ 29.38	$ 23.14

Fiscal 2010	High	Low
First Quarter (ended January 31, 2010)	$ 31.77	$ 24.69
Second Quarter (ended April 30, 2010)	$ 37.43	$ 28.13
Third Quarter (ended July 31, 2010)	$ 36.89	$ 26.74
Fourth Quarter (ended October 31, 2010)	$ 35.33	$ 26.68

We have not paid any cash dividends to date, and we currently intend to retain any future income to fund the development and growth of our business and fund stock repurchases from time to time. Our management and Board of Directors continually evaluate our capitalization strategy.

STOCK PRICE PERFORMANCE GRAPH

The graph below shows the cumulative total stockholder return, assuming the investment of $100 (and the reinvestment of any dividends thereafter) for the period beginning on October 31, 2005, and ending on October 31, 2010, on each of: Agilent's common stock; the S&P 500 Index; and our Peer Group which includes all companies in the S&P Information Technology Sector, the S&P Healthcare Sector, and the S&P Industrials Sector. A complete list of the companies in the Peer Group is provided below. Agilent's stock price performance shown in the following graph is not indicative of future stock price performance. The data for this performance graph was compiled for us by Standard and Poor's.

Comparison of 5 Years (10/31/2005 to 10/31/2010) Cumulative Total Return Among Agilent Technologies, the S&P 500 Index, and the Peer Group Index


$150
$100
$50
$0
10/31/2005
10/31/2006
10/31/2007
10/31/2008
10/31/2009
10/31/2010
Agilent Technologies
S&P 500
Peer Group

Peer Group Companies

3M CO	JOHNSON & JOHNSON
ABBOTT LABORATORIES	JUNIPER NETWORKS INC
ADOBE SYSTEMS INC	KING PHARMACEUTICALS INC
ADVANCED MICRO DEVICES	KLA-TENCOR CORP
AETNA INC	L-3 COMMUNICATIONS HLDGS INC
AGILENT TECHNOLOGIES INC	LABORATORY CP OF AMER HLDGS
AKAMAI TECHNOLOGIES INC	LEXMARK INTL INC -CL A
ALLERGAN INC	LIFE TECHNOLOGIES CORP
ALTERA CORP	LILLY (ELI) & CO
AMERISOURCEBERGEN CORP	LINEAR TECHNOLOGY CORP
AMGEN INC	LOCKHEED MARTIN CORP
AMPHENOL CORP	LSI CORP
ANALOG DEVICES	MASCO CORP
APPLE INC	MASTERCARD INC

Peer Group Companies

APPLIED MATERIALS INC
AUTODESK INC
AUTOMATIC DATA PROCESSING
AVERY DENNISON CORP
BARD (C.R.) INC
BAXTER INTERNATIONAL INC
BECTON DICKINSON & CO
BIOGEN IDEC INC
BMC SOFTWARE INC
BOEING CO
BOSTON SCIENTIFIC CORP
BRISTOL-MYERS SQUIBB CO
BROADCOM CORP -CL A
C H ROBINSON WORLDWIDE INC
CA INC
CARDINAL HEALTH INC
CAREFUSION CORP
CATERPILLAR INC
CELGENE CORP
CEPHALON INC
CERNER CORP
CIGNA CORP
CINTAS CORP
CISCO SYSTEMS INC
CITRIX SYSTEMS INC
COGNIZANT TECH SOLUTIONS
COMPUTER SCIENCES CORP
COMPUWARE CORP
CORNING INC
COVENTRY HEALTH CARE INC
CSX CORP
CUMMINS INC
DANAHER CORP
DAVITA INC
DEERE & CO
DELL INC
DENTSPLY INTERNATL INC
DONNELLEY (R R) & SONS CO
DOVER CORP
DUN & BRADSTREET CORP
EATON CORP
EBAY INC
ELECTRONIC ARTS INC
EMC CORP/MA
EMERSON ELECTRIC CO
EQUIFAX INC
EXPEDITORS INTL WASH INC
EXPRESS SCRIPTS INC
MCAFEE INC
MCKESSON CORP
MEDCO HEALTH SOLUTIONS INC
MEDTRONIC INC
MEMC ELECTRONIC MATERIALS INC
MERCK & CO
MICROCHIP TECHNOLOGY INC
MICRON TECHNOLOGY INC
MICROSOFT CORP
MOLEX INC
MONSTER WORLDWIDE INC
MOTOROLA INC
MYLAN INC
NATIONAL SEMICONDUCTOR CORP
NETAPP INC
NORFOLK SOUTHERN CORP
NORTHROP GRUMMAN CORP
NOVELL INC
NOVELLUS SYSTEMS INC
NVIDIA CORP
ORACLE CORP
PACCAR INC
PALL CORP
PARKER-HANNIFIN CORP
PATTERSON COMPANIES INC
PAYCHEX INC
PERKINELMER INC
PFIZER INC
PITNEY BOWES INC
PRECISION CASTPARTS CORP
QLOGIC CORP
QUALCOMM INC
QUANTA SERVICES INC
QUEST DIAGNOSTICS INC
RAYTHEON CO
RED HAT INC
REPUBLIC SERVICES INC
ROBERT HALF INTL INC
ROCKWELL AUTOMATION
ROCKWELL COLLINS INC
ROPER INDUSTRIES INC/DE
RYDER SYSTEM INC
SAIC INC
SALESFORCE.COM INC
SANDISK CORP
SNAP-ON INC
SOUTHWEST AIRLINES
ST JUDE MEDICAL INC

Peer Group Companies

FASTENAL CO	STERICYCLE INC
FEDEX CORP	STRYKER CORP
FIDELITY NATIONAL INFO SVCS	SYMANTEC CORP
FIRST SOLAR INC	TELLABS INC
FISERV INC	TENET HEALTHCARE CORP
FLIR SYSTEMS INC	TERADATA CORP
FLOWSERVE CORP	TERADYNE INC
FLUOR CORP	TEXAS INSTRUMENTS INC
FOREST LABORATORIES -CL A	TEXTRON INC
GENERAL DYNAMICS CORP	THERMO FISHER SCIENTIFIC INC
GENERAL ELECTRIC CO	TOTAL SYSTEM SERVICES INC
GENZYME CORP	TYCO INTERNATIONAL LTD
GILEAD SCIENCES INC	UNION PACIFIC CORP
GOODRICH CORP	UNITED PARCEL SERVICE INC
GOOGLE INC	UNITED TECHNOLOGIES CORP
GRAINGER (W W) INC	UNITEDHEALTH GROUP INC
HARRIS CORP	VARIAN MEDICAL SYSTEMS INC
HEWLETT-PACKARD CO	VERISIGN INC
HONEYWELL INTERNATIONAL INC	VISA INC
HOSPIRA INC	WASTE MANAGEMENT INC
HUMANA INC	WATERS CORP
ILLINOIS TOOL WORKS	WATSON PHARMACEUTICALS INC
INTEL CORP	WELLPOINT INC
INTL BUSINESS MACHINES CORP	WESTERN DIGITAL CORP
INTUIT INC	WESTERN UNION CO
INTUITIVE SURGICAL INC	XEROX CORP
IRON MOUNTAIN INC	XILINX INC
ITT CORP	YAHOO INC
JABIL CIRCUIT INC	ZIMMER HOLDINGS INC
JACOBS ENGINEERING GROUP INC	
JDS UNIPHASE CORP	

Additional Information

This annual report, including the letter titled "To our stockholders," contains forward-looking statements (including, without limitation, statements regarding our positioning for the future, expected savings from and timing of restructuring measures, and our growth initiatives and future business opportunities) that involve risks and uncertainties that could cause results of Agilent to differ materially from management's current expectations. These risks include the ability to execute successfully through business cycles while we continues to implement cost reductions; the ability to meet and achieve the benefits of our cost reduction goals and otherwise successfully adapt our cost structures to continuing changes in business conditions; ongoing competitive, pricing and gross margin pressures; the risk that our cost-cutting initiatives will impair our ability to develop products and remain competitive and to operate effectively; the impact of geopolitical uncertainties on our markets and our ability to conduct business; the ability to improve asset performance to adapt to changes in demand; the ability to successfully introduce new products at the right time, price and mix, the ability to successfully integrate acquired businesses and technologies and other risks detailed in Agilent's filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended October 31, 2010.

The materials contained in this annual report are as of December 17, 2010, unless otherwise noted. The content of this annual report contains time-sensitive information that is accurate only as of this date. If any portion of this annual report is redistributed at a later date, Agilent will not be reviewing or updating the material in this report. The information on page 7 regarding our senior executives, officers and directors is current as of January 19, 2011.

This annual report contains Agilent's 2010 audited financial statements and notes thereto in the following section of this booklet with the tab "Annual Report Financials." Within the Annual Report Financials, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risks, Uncertainties and Other Factors That May Affect Future Results" for more complete information on each of our businesses and Agilent as a whole.

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Annual Report Financials


ANNUAL REPORT TO STOCKHOLDERS
ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS
2010

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TABLE OF CONTENTS

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SELECTED FINANCIAL DATA
(Unaudited)

	Years Ended October 31,				
	2010	2009	2008	2007	2006
	(in millions, except per share data)				
					(1)
Consolidated Statement of Operations Data:					
Net revenue	$5,444	$4,481	$5,774	$5,420	$4,973
Income from continuing operations before taxes and equity income	$ 692	$ 7	$ 815	$ 670	$ 627
Income (loss) from continuing operations	$ 684	$ (31)	$ 693	$ 638	$1,437
Income from and gain on sale of discontinued operations of our semiconductor products business, net of taxes	–	–	–	–	1,816
Income from discontinued operations of our semiconductor test solutions business, net of taxes	–	–	–	–	54
Net income (loss)	$ 684	$ (31)	$ 693	$ 638	$3,307
Net income (loss) per share – Basic:					
Income (loss) from continuing operations	$ 1.97	$ (0.09)	$ 1.91	$ 1.62	$ 3.33
Income from and gain on sale of discontinued operations of our semiconductor products business, net of taxes	–	–	–	–	4.21
Income from discontinued operations of our semiconductor test solutions business, net of taxes	–	–	–	–	0.13
Net income (loss) per share	$ 1.97	$ (0.09)	$ 1.91	$ 1.62	$ 7.67
Net income (loss) per share – Diluted:					
Income (loss) from continuing operations	$ 1.94	$ (0.09)	$ 1.87	$ 1.57	$ 3.26
Income from and gain on sale of discontinued operations of our semiconductor products business, net of taxes	–	–	–	–	4.12
Income from discontinued operations of our semiconductor test solutions business, net of taxes	–	–	–	–	0.12
Net (loss) income per share	$ 1.94	$ (0.09)	$ 1.87	$ 1.57	$ 7.50
Weighted average shares used in computing basic net income (loss) per share	347	346	363	394	431
Weighted average shares used in computing diluted net income (loss) per share	353	346	371	406	441

	October 31,				
	2010	2009	2008	2007	2006
			(in millions)		
Consolidated Balance Sheet Data:					(1)
Cash and cash equivalents and short-term investments	$2,649	$2,493	$1,429	$1,826	$2,262
Working capital	$3,086	$2,838	$1,852	$2,008	$2,420
Long-term restricted cash and cash equivalents	$ 6	$1,566	$1,582	$1,615	$1,606
Total assets	$9,696	$7,612	$7,007	$7,554	$7,369
Long-Term Debt	$2,190	$2,904	$2,125	$2,087	$1,500
Stockholders' equity	$3,228	$2,506	$2,559	$3,234	$3,648

(1) Consolidated financial data presents our semiconductor test solutions and semiconductor products as discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. This report contains forward-looking statements including, without limitation, statements regarding trends, seasonality, cyclicality and growth in, and drivers of, the markets we sell into, our strategic direction, our future effective tax rate and tax valuation allowance, earnings from our foreign subsidiaries, remediation activities, new product and service introductions, the ability of our products to meet market needs, changes to our manufacturing processes, the use of contract manufacturers, the impact of local government regulations on our ability to pay vendors or conduct operations, our liquidity position, our ability to generate cash from operations, growth in our businesses, our investments, the potential impact of adopting new accounting pronouncements, our financial results, our purchase commitments, our contributions to our pension plans, the selection of discount rates and recognition of any gains or losses for our benefit plans, our cost-control activities, savings and headcount reduction recognized from our restructuring programs, uncertainties relating to Food and Drug Administration ("FDA") and other regulatory approvals, the integration of our Varian acquisition and other transactions, our stock repurchase program, our transition to lower-cost regions, the existence, length or timing of an economic recovery that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to various factors, including those discussed in this annual report.

Overview and Executive Summary

Agilent is the world's premier measurement company, providing core electronic and bio-analytical measurement solutions to the communications, electronics, life sciences and chemical analysis industries. Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

In the first quarter of 2010, we formed three new operating segments from our existing businesses. The bio-analytical measurement segment was separated into two operating segments – life sciences and chemical analysis. The electronic measurement segment recombined electronic measurement and semiconductor and board test, which were reported separately in 2009. Following this re-organization, Agilent has three businesses – life sciences, chemical analysis and electronic measurement. All historical segment numbers have been recast to conform to this reporting structure in our financial statements.

On May 14, 2010, we completed the previously announced acquisition of Varian Inc. ("Varian") under the Merger Agreement, dated July 26, 2009. The results of Varian are included in Agilent's consolidated financial statements from the date of the merger. As part of the European Commission's merger approval and the Federal Trade Commission consent order, Agilent committed to sell Varian's laboratory gas chromatography ("GC") business; Varian's triple quadrupole gas chromatography-mass spectrometry ("GC-MS") business; Varian's inductively-coupled plasma-mass spectrometry ("ICP-MS") business; and Agilent's micro GC business. On May 19, 2010 we completed the sale of the Varian laboratory GC business, the triple quadrupole GC-MS business, the ICP-MS business and the Agilent micro GC business.

On May 1, 2010, we completed the sale of the Network Solutions Division ("NSD") of our electronic measurement business to JDS Uniphase Corporation ("JDSU"), a leading communications test and measurement company. NSD includes Agilent's network assurance solutions, network protocol test and drive test products.

On February 2, 2010, the company sold Hycor Biomedical Inc., a wholly-owned subsidiary, to Linden LLC, a Chicago-based healthcare private equity firm. Hycor is a global manufacturer and marketer of in vitro diagnostics products.

Agilent's total orders in 2010 were $5,744 million, an increase of 28 percent when compared to 2009. The increase in orders associated with the Varian acquisition less the orders attributable to our recently divested businesses (the network solutions and Hycor businesses) accounted for 3 percentage points of order growth for the year ended October 31, 2010 when compared to 2009. Agilent's total orders in 2009 decreased 22 percent when compared to 2008 as the global economy remained depressed.

Agilent's net revenue of $5,444 million increased 21 percent when compared to 2009. The revenue increase associated with the Varian acquisition less the revenue attributable to our recently divested businesses (the network solutions and Hycor businesses) accounted for 3 percentage points of revenue increase for the year ended October 31, 2010 when compared to 2009. Excluding the Varian acquisition and Hycor divestiture, sales of life sciences products into applied and academic and government markets increased strongly and sales into pharmaceutical markets increased more modestly for the year ended October 31, 2010 when compared to the prior year. Excluding the Varian acquisition, sales to all end-markets grew significantly across the chemical analysis business for the year ended October 31, 2010 when compared to 2009. Within electronic measurement, general purpose end-markets improved strongly in 2010 when compared to the prior year as a result of the recovery in the electronics and semiconductor businesses. Also within electronic measurement, the communications test businesses improved in the year ended October 31, 2010 when compared to the prior year with wireless R&D and wireless manufacturing reporting strong revenue growth in the year. Agilent's total net revenue in 2009 decreased 22 percent when compared to 2008 with each of our businesses experiencing a decline in revenue compared to the prior year due to the economic downturn.

Net income was $684 million in 2010, a net loss of $31 million in 2009 and net income of $693 million in 2008. In 2010, 2009 and 2008 we generated operating cash flows of $718 million, $408 million and $756 million, respectively. As of October 31, 2010 and 2009 we had cash and cash equivalents balances $2,649 million and $2,479 million, respectively.

Our 2009 restructuring program, the ("FY 2009 Plan"), announced in the first half of 2009, was conceived in response to deteriorating economic conditions and was designed to deliver sufficient savings to enable our businesses to reach their profitability targets throughout the cycle. Workforce reduction payments, primarily severance, were largely complete in fiscal year 2010. Lease payments should primarily be complete by the end of fiscal 2014, and payments to suppliers in connection with inventory should be complete in fiscal year 2011. As of October 31, 2010, a small number of employees within electronic measurement are pending termination under the FY 2009 Plan.

On May 14, 2010, we completed our acquisition of Varian, Inc. ("Varian"), a leading supplier of scientific instrumentation and associated consumables for life science and chemical analysis market applications, by means of a merger of one of our wholly-owned subsidiaries with and into Varian such that Varian became a wholly-owned subsidiary of Agilent. The $1.5 billion total purchase price of Varian included $52 cash per share of Varian's outstanding common stock including vested and non-vested in-the-money stock options at $52 cash per share less their exercise price. Varian's non-vested restricted stock awards, non-vested performance shares, at 100 percent of target, and non-vested director's stock units were also paid at $52 per share. As part of the European Commission's merger approval and the Federal Trade Commission consent order, Agilent committed to sell Varian's laboratory gas chromatography ("GC") business; Varian's triple quadrupole gas chromatography-mass spectrometry ("GC-MS") business; Varian's inductively-coupled plasma-mass spectrometry ("ICP-MS") business; and Agilent's micro GC business. On

May 19, 2010 we completed the sale of the Varian laboratory GC business, the triple quadrupole GC-MS business, the ICP-MS business and the Agilent micro GC business for approximately $33 million. We financed the purchase price of Varian using the proceeds from our September 2009 offering of senior notes and other existing cash. The Varian merger has been accounted for in accordance with the authoritative accounting guidance and the results of Varian are included in Agilent's consolidated financial statements from the date of merger. We expect to realize operational and cost synergies, leverage the existing sales channels and product development resources, and utilize the assembled workforce. The company expects the combined entity to achieve significant savings in corporate and divisional overhead costs. The company also anticipates opportunities for growth through expanded geographic and customer segment diversity and the ability to leverage additional products and capabilities. For additional details related to the acquisition of Varian, see Note 3, "Acquisition of Varian".

Looking forward, while the economy remains uncertain, we continue to see numerous market opportunities and we believe Agilent is in a strong position to capitalize on them. We are focused on integrating Varian into Agilent throughout fiscal 2011 and our priority is to continue to drive revenue and cost synergies, as well as drive technology sharing between our businesses. We now believe that we will achieve $100 million in net savings as a result of the integration of Varian into Agilent.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, inventory valuation, investment impairments, share-based compensation, retirement and post-retirement plan assumptions, goodwill and purchased intangible assets, restructuring and asset impairment charges and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware or software), services, and other arrangements (multiple element arrangements) that include combinations of products and services. Revenue from product sales, net of trade discounts and allowances, is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue is reduced for estimated product returns, when appropriate. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue occurs when the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete. Revenue from services is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. When arrangements include multiple elements, we use verifiable objective evidence of fair value or vendor-specific objective evidence of fair value for software to allocate revenue to the elements and recognize revenue when the criteria for revenue recognition have been met for each element. The amount of product revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and if so, whether fair value exists for those elements. Changes to the elements in an arrangement and the ability to establish fair value for those elements could affect the timing of the revenue recognition.

Inventory valuation. We assess the valuation of our inventory on a periodic basis and make adjustments to the value for estimated excess and obsolete inventory based upon estimates about future demand and actual usage. Such estimates are difficult to make under most economic conditions. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our excess inventory review process includes analysis of sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold to customers, resulting in lower cost of sales and higher income from operations than expected in that period.

Investment impairments. We recognize an impairment charge when the decline in the fair value of our equity and debt securities and our cost-method investments below their cost basis are judged to be other-than-temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, the financial condition and near-term prospects of the investee, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Share-based compensation. We account for share-based awards in accordance with the authoritative guidance. Under the authoritative guidance, share-based compensation expense is primarily based on estimated grant date fair value which generally uses the Black-Scholes option pricing model and is recognized on a straight-line basis. Our estimate of share-based compensation expense requires a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. We consider the historical option exercise behavior of our employees in estimating the expected life of our options granted, which we believe is representative of future behavior. In 2008 we used implied volatility of Agilent's publicly traded, similar priced stock options to estimate the expected stock price volatility assumption for employee stock option awards. From 2009, we have moved to historical volatility of Agilent's stock options over the most recent historical period equivalent to the expected life. In reaching this conclusion, we have considered many factors including the extent to which our options are currently traded and our ability to find traded options in the current market with similar terms and prices to the options we are valuing. A 10 percent increase in our estimated volatility from 38 percent to 48 percent for our most recent employee stock option grant would generally increase the value of an award and the associated compensation cost by approximately 22 percent if no other factors were changed.

In the first quarter of 2009, we revised our estimate of the expected life of our employee stock options from 4.6 years to 4.4 years. In revising this estimate, we considered the historical option exercise behavior of our employees. In the first quarter of 2009, we granted the majority of our employee stock options to executive employees and the review of our data indicated that our executive employees, on average, exercise their options at 4.4 years. There was no change to the expected life of our employee stock options in 2010. See Note 4, "Share-Based Compensation," to the consolidated financial statements for more information.

The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Although we believe the assumptions and estimates we have made are reasonable and appropriate, changes in assumptions could materially impact our reported financial results.

Retirement and post-retirement benefit plan assumptions. Retirement and post-retirement benefit plan costs are a significant cost of doing business. They represent obligations that will ultimately be settled sometime in the future and therefore are subject to estimation. Pension accounting is intended to reflect the recognition of future benefit costs over the employees' average expected future service to Agilent based on the terms of the plans and investment and funding decisions. To estimate the impact of these future payments and our decisions concerning funding of these obligations, we are required to make assumptions using actuarial concepts within the framework of accounting principles generally accepted in the U.S. Two critical assumptions are the discount rate and the expected long-term return on plan assets. Other important assumptions include the health care cost trend rate, expected future salary increases, expected future increases to benefit payments, expected retirement dates, employee turnover, retiree mortality rates, and portfolio composition. We evaluate these assumptions at least annually.

The discount rate is used to determine the present value of future benefit payments at the measurement date – October 31 for both U.S. and non-U.S. plans. For 2010, the U.S. discount rates were based on the results of matching expected plan benefit payments with cash flows from a hypothetically constructed bond portfolio. For 2009, the U.S. discount rates were determined by matching the expected plan benefit payments against an industry discount curve. The discount rate for non-U.S. plans was generally based on published rates for high quality corporate bonds and either remained unchanged or decreased. Lower discount rates increase present values and subsequent year pension expense; higher discount rates decrease present values and subsequent year pension expense.

The expected long-term return on plan assets is estimated using current and expected asset allocations as well as historical and expected returns. Plan assets are valued at fair value. A one percent change in the estimated long-term return on plan assets for 2010 would result in a $5 million impact on U.S. pension expense and a $16 million impact on non-U.S. pension expense.

The net periodic pension and post-retirement benefit costs recorded in operations excluding curtailments and settlements were $82 million in 2010, $103 million in 2009, and $15 million in 2008.

Goodwill and purchased intangible assets. Agilent reviews goodwill for impairment annually during our fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value may not be recoverable. As defined in the authoritative guidance, a reporting unit is an operating segment, or one level below an operating segment. We have aggregated components of an operating segment that have similar economic characteristics into our reporting units. We have three reporting units for goodwill impairment testing purposes: life sciences, chemical analysis and electronic measurement. We test goodwill for possible impairment by first determining the fair value of the related reporting unit and comparing this value to the recorded net assets of the reporting unit, including goodwill.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment, as our businesses operate in a number of markets and geographical regions. We determine the fair value of our reporting units based on an income approach, whereby we calculate the fair value of each reporting unit based on the present value of estimated future cash flows, which are formed by evaluating historical trends, current budgets, operating plans and industry data. We evaluate the reasonableness of the fair value calculations of our reporting units by reconciling the total of the fair values of all of our reporting units to our total market capitalization, taking into account an appropriate control premium. We then compare the carrying value of our reporting units to the fair value calculations based on the income approach. Estimates of the future cash flows associated with the businesses are critical to these assessments. The assumptions used in the fair value calculation change from year to year and include revenue growth rates, operating margins, risk adjusted discount rates and future economic and market conditions. Changes in these assumptions based on changed economic conditions or business strategies could result in material impairment charges in future periods.

The circumstances that could trigger a goodwill impairment could include, but are not limited to, the following items to the extent that management believes the occurrence of one or more would make it more likely than not that we would fail step 1 of the goodwill impairment test: significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, a portion of a reporting unit's goodwill has been included in the carrying amounts of a business that will be disposed or if our market capitalization is below our net book value.

The results of our test for goodwill impairment, as of September 30, 2010, showed that the estimated fair values of our life sciences, chemical analysis and electronic measurement reporting units exceeded their carrying values. A 1 percent increase in the discount rate lowered the fair value by approximately 15 percent. There was no impairment of goodwill during the year ended October 31, 2010. We continue to assess the overall environment to determine if we would trigger and fail step 1 of the goodwill impairment test.

Purchased intangible assets consist primarily of acquired developed technologies, proprietary know-how, trademarks, and customer relationships and are amortized using the straight-line method over estimated useful lives ranging from 6 months to 15 years. In process research and development ("IPR&D") is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When the IPR&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If an IPR&D project is abandoned, Agilent will record a charge for the value of the related intangible asset to Agilent's consolidated statement of operations in the period it is abandoned.

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including purchased intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. We performed impairment analyses of purchased intangible assets in 2010 and recorded $13 million of impairment charges primarily related to a divested business.

Restructuring and asset impairment charges. The four main components of our restructuring plans are related to workforce reductions, the consolidation of excess facilities, asset impairments and special charges related to inventory. Workforce reduction charges are accrued when it is determined that a liability has been incurred, which is generally after individuals have been notified of their termination dates and expected severance payments. Plans to consolidate excess facilities result in charges for lease termination fees and future commitments to pay lease charges, net of estimated future sublease income. We recognize charges for consolidation of excess facilities generally when we have vacated the premises. These estimates were derived using the authoritative accounting guidance. We have also assessed the recoverability of our long-lived assets, by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows. Asset impairments primarily consist of property, plant and equipment and are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of buildings and equipment net of costs to sell. The charges related to inventory include estimated future inventory disposal payments that we are contractually obliged to make to our suppliers and reserves taken against inventory on hand. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and asset impairment charges could be materially different, either higher or lower, than those we have recorded.

Accounting for income taxes. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of certain tax assets and liabilities which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as interest and penalties related to uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Significant management judgment is also required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. We consider all available positive and negative evidence on a jurisdiction-by-jurisdiction basis when assessing whether it is more likely than not that deferred tax assets are recoverable. We consider evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income. At October 31, 2010, we provided a partial valuation allowance for our U.S. deferred tax assets and either a full or partial valuation allowance on certain foreign deferred tax assets. We intend to maintain a partial or full valuation allowance until sufficient positive evidence exists to support its reversal in the respective taxing jurisdiction.

We have not provided for all U.S. federal income and foreign withholding taxes on the undistributed earnings of some of our foreign subsidiaries because we intend to reinvest such earnings indefinitely. Should we decide to remit this income to the U.S. in a future period, our provision for income taxes may increase materially in that period.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. If the ultimate resolution of tax uncertainties is different from what is currently estimated, a material impact on income tax expense could result.

Adoption of New Pronouncements

See Note 2, "New Accounting Pronouncements," to the consolidated financial statements for a description of new accounting pronouncements.

Restructuring Costs, Asset Impairments and Other Charges

Our 2009 restructuring program, the ("FY 2009 Plan"), announced in the first half of 2009, was conceived in response to deteriorating economic conditions and was designed to deliver sufficient savings to enable our businesses to reach their profitability targets throughout the cycle. Workforce reduction payments, primarily severance, were largely complete in fiscal year 2010. Lease payments should primarily be complete by the end of fiscal 2014, and payments to suppliers in connection with inventory should be complete in fiscal year 2011. As of October 31, 2010, a small number of employees within electronic measurement are pending termination under the FY 2009 Plan.

Foreign Currency

Our revenues, costs and expenses, and monetary assets and liabilities are exposed to changes in foreign currency exchange rates as a result of our global operating and financing activities. We hedge revenues, expenses and balance sheet exposures that are not denominated in the functional currencies of our subsidiaries on a short term and anticipated basis. We do experience some fluctuations within individual lines of the consolidated statement of operations and balance sheet because our hedging program is not designed to offset the currency movements in each category of revenues, expenses, monetary assets and liabilities. Our hedging program is designed to hedge currency movements on a relatively short-term basis (rolling twelve month period). Therefore, we are exposed to currency fluctuations over the longer term.

Results from Operations

Orders and Net Revenue

	Years Ended October 31,			2010 over 2009	2009 over 2008
	2010	2009	2008	% Change	% Change
	(in millions)				
Orders	$ 5,744	$ 4,486	$ 5,750	28%	(22)%
Net revenue:					
Products	$ 4,464	$ 3,566	$ 4,804	25%	(26)%
Services and other	$ 980	$ 915	$ 970	7%	(6)%
Total net revenue	$ 5,444	$ 4,481	$ 5,774	21%	(22)%

	Years Ended October 31,			2010 over 2009	2009 over 2008
	2010	2009	2008	Ppts Change	Ppts Change
% of total net revenue:					
Products	82%	80%	83%	2	(3)
Services and other	18%	20%	17%	(2)	3
Total	100%	100%	100%		

Agilent's total orders in 2010 were $5,744 million, an increase of 28 percent when compared to 2009. The increase in orders associated with the Varian acquisition less the orders attributable to our recently divested businesses (the network solutions and Hycor businesses) accounted for 3 percentage points of order growth for the year ended October 31, 2010 when compared to 2009. Agilent's total orders in 2009 decreased 22 percent when compared to 2008 as the global economy remained depressed.

Agilent's net revenue of $5,444 million increased 21 percent when compared to 2009. The revenue increase associated with the Varian acquisition less the revenue attributable to our recently divested businesses (the network solutions and Hycor businesses) accounted for 3 percentage points of revenue increase for the year ended October 31, 2010 when compared to 2009. Excluding the Varian acquisition and Hycor divestiture, sales of life sciences products into applied and academic and government markets increased strongly and sales into pharmaceutical markets increased more modestly for the year ended October 31, 2010 when compared to the prior year. Excluding the Varian acquisition, sales to all end-markets grew significantly across the chemical analysis business for the year ended October 31, 2010 when compared to 2009. Within electronic measurement, general purpose end-markets improved strongly in 2010 when compared to the prior year being led by the recovery in the electronics and semiconductor businesses. Also within electronic measurement, the communications test businesses improved in the year ended October 31, 2010 when compared to the prior year with wireless R&D and wireless manufacturing reporting strong revenue growth in the year. For the year ended October 31, 2010 Agilent's segment revenue was $5,463 million, an increase of 22 percent when compared to 2009. Note 21 shows a reconciliation between segment revenue and net revenue.

Agilent's total net revenue in 2009 decreased 22 percent when compared to 2008 with each of our businesses experiencing a decline in revenue compared to the prior year due to the economic downturn.

Services and other revenue include revenue generated from servicing our installed base of products, warranty extensions and consulting. Services and other revenue increased 7 percent in 2010 as compared to 2009. The increase in services and other revenue associated with the Varian acquisition less the revenue attributable to the network solutions divestiture accounted for 1 percentage point of revenue increase in 2010. Services and other revenue decreased 6 percent in 2009 compared to 2008 with service and other revenue showing signs of relative stability compared with product revenue in 2009.

Backlog

On October 31, 2010, our unfilled orders for the life sciences business were approximately $350 million, as compared to approximately $210 million at October 31, 2009. On October 31, 2010, our unfilled orders for the chemical analysis business were approximately $250 million, as compared to approximately $160 million at October 31, 2009. On October 31, 2010, our unfilled orders for the electronic measurement business were approximately $830 million, as compared to $670 million at October 31, 2009. We expect that a large majority of the unfilled orders for all three businesses will be delivered to customers within six months. On average, our unfilled orders represent approximately three months' worth of revenues. In light of this experience, backlog on any particular date, while indicative of short-term revenue performance, is not necessarily a reliable indicator of medium or long-term revenue performance.

Costs and Expenses

	Years Ended October 31,			2010 over 2009	2009 over 2008
	2010	2009	2008	Change	Change
Gross margin on products	55.7%	52.6%	57.7%	3 ppts	(5) ppts
Gross margin on services and other	45.1%	45.7%	43.5%	(1) ppts	2 ppts
Total gross margin	53.8%	51.1%	55.4%	3 ppts	(4) ppts
Operating margin	10.3%	1.0%	13.8%	9 ppts	(13) ppts
(in millions)					
Research and development	$ 612	$ 642	$ 704	(5)%	(9)%
Selling, general and administrative	$ 1,752	$ 1,603	$ 1,697	9%	(6)%

In 2010, total gross margin increased 3 percentage points in comparison to 2009. The benefits of business and infrastructure programs, lower restructuring costs, together with favorable volume impacts offset the unfavorable impact of the Varian acquisition (including fair value adjustments), wage restoration, higher variable and incentive pay. Operating margins in 2010 increased 9 percentage points as compared to 2009.

In January 2009, we implemented wage reductions across the company in response to deteriorating economic conditions. Those wage levels were fully restored to all employees effective November 1, 2009.

Research and development expenditures have decreased 5 percent in 2010 compared to 2009. Increases in expenses due to the Varian acquisition, wage restoration, higher variable and incentive pay were more than offset by the impact of the divested businesses (the network solutions and Hycor businesses) and decreased restructuring expenses.

Selling, general and administrative expenses increased 9 percent during the year. Increased expenditure was due to the Varian acquisition, higher variable and incentive pay and wage restoration offset by the impact of decreased restructuring expenses and the divested businesses (the network solutions and Hycor businesses).

Gross inventory charges were $30 million in 2010, $54 million in 2009 and $24 million in 2008. Sales of previously written down inventory were $5 million in 2010, $8 million in 2009 and $6 million in 2008.

Our research and development efforts focus on potential new products and product improvements covering a wide variety of technologies, none of which is individually significant to our operations. We conduct five types of research and development: basic research, which contributes to the fundamental understanding of areas critical to our future; foundation technologies, which enables fundamental advances across all businesses; communications, which creates technologies to enable pervasive access to information; life sciences, which enables next-generation pharmaceuticals and improved patient outcomes; and measurement, which provides critical advances in test and measurement electronics and systems. Our research seeks to improve on various technical competencies in electronics such as compound semiconductor devices, digital imaging systems and microfabrication technologies; software, systems and solutions such as applied mathematics, knowledge management and measurement science; life sciences such as computational biology, molecular diagnostics and high-throughput measurements; and photonics, such as precision automation technology, optical switching and high-speed optical links. In each of these research fields, we conduct research that is focused on specific product development for release in the short-term as well as other research that is intended to be the foundation for future products over a longer time-horizon. Some of our product development research is designed to improve on the more than 20,000 products already in production, focus on major new product releases, and develop new product segments for the future. Due to the breadth of research and development projects across all of our businesses, there are a number of drivers of this expense.

For the year ended October 31, 2010 we recorded a $132 million gain on the sale of our network solutions business and $54 million of income in respect of a tax sharing settlement with Hewlett Packard Company.

At October 31, 2010, our headcount was approximately 18,500 compared to 16,800 in 2009 and 19,600 in 2008. The increase in our headcount in 2010, compared to 2009, was due to the Varian acquisition. The decrease in our headcount in 2009, compared to 2008, was due to our 2009 restructuring program.

Provision for Income Taxes

	Years Ended October 31,		
	2010	**2009**	**2008**
	(in millions)		
Provision for income taxes	$8	$38	$122

For 2010, the annual effective tax rate was 1 percent. The 1 percent effective tax rate includes a $101 million beneficial release of the U.K. valuation allowance, a $32 million current year increase in prior year tax reserves, and tax on earnings in jurisdictions that have low effective tax rates.

Also included is a $17 million tax benefit related to a $54 million non-taxable settlement payment received in connection with a tax sharing agreement between Agilent and Hewlett Packard Company. Without considering interest and penalties, the rate reflects taxes in all jurisdictions except the U.S. and foreign jurisdictions in which income tax expense or benefit continues to be offset by adjustments to valuation allowances. We intend to maintain a partial or full valuation allowance in these jurisdictions until sufficient positive evidence exists to support its reversal.

For 2009, the annual effective tax rate was 543 percent. The 543 percent effective tax rate reflects that our structure has a fixed component of tax and that on reduced profitability unusual tax rate results. The tax rate also includes tax on earnings in jurisdictions that have low effective tax rates. In addition, net tax benefits totaling $67 million relating primarily to the lapses of statutes of limitations and tax settlements in foreign jurisdictions are incorporated in the rate. Without considering interest and penalties, the rate reflects taxes in all jurisdictions except the U.S. and foreign jurisdictions where we have recorded valuation allowances.

For 2008, the annual effective tax rate was 15 percent. The 15 percent effective tax rate includes a beneficial release of a portion of the U.S. federal and state valuation allowances which results in U.S. tax expense of nearly zero. It also includes tax on earnings in other jurisdictions that have low effective tax rates. Without considering interest and penalties, the provision for taxes was recorded for income generated in jurisdictions other than the Netherlands, Puerto Rico, Switzerland, the U.S., and the U.K. where we have recorded valuation allowances.

Agilent enjoys tax holidays in several different jurisdictions, most significantly in Singapore and Malaysia. The tax holidays provide lower rates of taxation on certain classes of income and require various thresholds of investments and employment or specific types of income in those jurisdictions. As a result of the incentives, the impact of the tax holidays decreased income taxes by $62 million, $14 million and $112 million in 2010, 2009 and 2008, respectively. The benefit of the tax holidays on net income per share (diluted) was approximately $0.18, $0.04 and $0.30 in 2010, 2009 and 2008, respectively.

During 2003, we established a valuation allowance for the deferred tax assets of the U.S. and certain entities in foreign jurisdictions. The valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. During 2007, we concluded that it is more likely than not that a significant portion of our U.S. federal deferred tax assets would be realized and reversed a portion of the valuation allowance. During 2008, we maintained a partial U.S. federal valuation allowance and concluded that a significant portion of our U.S. state deferred tax assets would be realized and reversed a portion of the valuation allowance. During 2009 and 2010, we continued to maintain the partial valuation allowances for U.S. federal and state deferred tax assets. We intend to maintain a partial or full valuation allowance in these jurisdictions until sufficient positive evidence exists to support its reversal. In 2010, after consideration of all the available positive and negative evidence, we concluded that it is more likely than not that all of the U.K. deferred tax assets will be realized and reversed the entire valuation allowance.

In accordance with the guidance on the accounting for uncertainty in income taxes, for all U.S. and other tax jurisdictions, we recognize potential liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes and interest will be due. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. We include interest and penalties related to unrecognized tax benefits within the provision for income taxes on the consolidated statements of operations.

On August 31, 2010 we reached an agreement with the Internal Revenue Service ("IRS") for tax years 2000 through 2002. The adjustments were offset by applying available net operating losses and had no material impact on our Statement of Operations. Our U.S. federal income tax returns for 2003 through 2007 are under audit by the IRS. In December 2010, we reached an agreement with the IRS for tax years 2003-2005. In addition, Agilent and the IRS reached an agreement on transfer pricing issues covering years 2003-2007. Tax adjustments resulting from these agreements will be offset with net operating losses and tax credit carryforwards.

Global Infrastructure Organization

Agilent's global infrastructure organization ("GIO") remains a key component of our operating model. GIO, which includes IT, workplace services, human resources, legal, finance and other corporate functions, has reduced its cost structure over the past year in conjunction with the business restructuring that was completed. We will continue to efficiently manage and leverage our infrastructure resources to support our businesses in the coming year.

Segment Overview

Agilent is a measurement company providing core bio-analytical and electronic measurement solutions to the life sciences, chemical analysis, communications and electronics industries. Agilent has three primary businesses focused on the life sciences market, the chemical analysis market and the electronic measurement market.

In the first quarter of 2010, we formed three new operating segments from our existing businesses. The bio-analytical measurement segment was separated into two operating segments – life sciences and chemical analysis. The electronic measurement segment recombined electronic measurement and semiconductor and board test, which were reported separately in 2009. Following this re-organization, Agilent has three businesses – life sciences, chemical analysis and electronic measurement – each of which comprises a reportable segment. The three new operating segments were determined based primarily on how the chief operating decision maker views and evaluates our operations. Operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. Other factors, including technology and delivery channels, consumer-specific solutions and specialized manufacturing, are considered in determining the formation of these new operating segments.

All historical segment numbers have been recast to conform to this new reporting structure in our financial statements.

Life Sciences

Our life sciences business provides application-focused solutions that include instruments, software, consumables, and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Key product categories in life sciences include: DNA and RNA microarrays and associated scanner, software, and reagents; microfluidics-based sample analysis systems; liquid chromatography (LC) systems, columns and components; liquid chromatography mass spectrometry (LCMS) systems; capillary electrophoresis systems; laboratory software and informatics systems; bio-reagents and related products; laboratory automation and robotic systems, dissolution testing; Nuclear Magnetic Resonance (NMR) and Magnetic Resonance Imaging (MRI) systems along with X-Ray crystallography, and services and support for the aforementioned products.

Orders and Net Revenue

	Years Ended October 31,			2010 over 2009 Change	2009 over 2008 Change
	2010	2009	2008		
	(in millions)				
Orders	$1,526	$1,234	$1,313	24%	(6)%
Net revenue from products	$1,179	$ 964	$1,008	22%	(4)%
Net revenue from services and other	300	255	250	18%	2%
Total net revenue	$1,479	$1,219	$1,258	21%	(3)%

Life sciences orders in 2010 increased 24 percent compared to 2009. Excluding the Varian acquisition and the Hycor divestiture, orders grew 15 percent year over year. Order results were led by strength in the LC, microarray, and automation portfolios, along with consumables and services. This helped to offset soft sales in bio-reagents. We saw solid performance in new products, such as the 1200 Infinity LC Series and SureSelect Target Enrichment System. Growth in consumables was especially driven by sales of LC columns. Geographically, excluding the impact of the Varian acquisition and the Hycor divestiture, orders grew 15 percent in the Americas, 4 percent in Europe, 12 percent in Japan, and 31 percent in other Asia Pacific during 2010 when compared to 2009. In 2009, orders declined 6 percent when compared to 2008, impacted by the significant downturn in the global economy although the business was able to sustain growth in key markets such as academic and government.

Life sciences revenues in 2010 increased 21 percent compared to 2009. Excluding the Varian acquisition and the Hycor divestiture, revenue grew 14 percent year over year. In addition, foreign currency movements for 2010 had a favorable currency impact of 2 percentage points compared to 2009. Revenue growth was led by the LC, LCMS, informatics, genomics, and consumables portfolios. Geographically, excluding the impact of the Varian acquisition and the Hycor divestiture, revenues grew 14 percent in the Americas, 7 percent in Europe, 18 percent in Japan, and 25 percent in other Asia Pacific during 2010 when compared to 2009. In 2009, revenue declined 3 percent when compared to 2008, impacted by the significant downturn in the global economy with mixed results across geographies.

We saw growth in the pharmaceutical and biotech, academic, government, food, and other applied markets. Governments are investing in improving testing capabilities, with growing demand for LC and LCMS technology, along with consumables. In the research space, demand for life science application solutions (genomics, metabolomics, and proteomics) is sustained. In the food market, interest in food safety remains with expanding opportunities on functional food testing using metabolomics studies. Other applied markets such as forensics, with interest in LCMS usage, are gaining momentum. Next generation sequencing continues on an aggressive growth path and is capturing a large portion of funding in the genomics field and the SureSelect Target Enrichment System can help our customers improve the cost and process efficiency of next generation sequencing.

Looking forward, we expect sustained growth in the academic, government, pharmaceutical and biotech markets to drive further demand in our instruments, reagents, application solutions, and consumables products. In our life sciences sales channel coverage model, we are specifically adding capabilities to address life science applications expertise. The life sciences business also remains focused on expanding our application portfolio for our customers. We have a strong line of new product introductions coming to drive further order and revenue growth.

In addition, our strategic focus is to ensure the successful integration of Varian. With the acquisition of Varian, the life sciences business now has an expanded product portfolio, including complementary products in liquid chromatography, mass spectrometry, consumables, new offerings in dissolution testing, and magnetic resonance (NMR, MRI). Revenue synergies are expected with the expansion of our product portfolio and ability to offer new applications and solutions to life sciences customers. Cost synergies will result from leveraging our global infrastructure and our purchasing power.

Gross Margin and Operating Margin

The following table shows the life sciences business's margins, expenses and income from operations for 2010 versus 2009, and 2009 versus 2008.

	Years Ended October 31,			2010 over 2009	2009 over 2008
	2010	2009	2008	Change	Change
Total gross margin	53.5%	54.2%	53.1%	(1) ppt	1 ppt
Operating margin	15.0%	14.3%	13.2%	1 ppt	1 ppt
(in millions)					
Research and development	$142	$131	$134	9%	(2)%
Selling, general and administrative	$427	$356	$368	20%	(3)%
Income from operations	$221	$174	$166	27%	5%

Gross margins for products and services in 2010 decreased 1 percentage point compared to 2009. Changes in 2010 were due to the impact of the Varian acquisition, wage restoration, higher variable pay and incentive pay, and higher shared corporate infrastructure expenses partially offset by favorable volume impact. Gross margins improved by 1 percentage point in 2009 compared to 2008 as wage reductions, lower variable pay, lower global infrastructure costs and favorable currency movements were partially offset by lower volume and higher discounts.

Research and development expenses in 2010 increased 9 percent compared to 2009. In addition to an increase related to the Varian acquisition, the increase was due to selective investments in new product introductions, wage restoration, higher variable pay and incentive pay partially offset by lower shared corporate infrastructure expenses and the impact of the Hycor divestiture. Research and development expenses declined 2 percent in 2009 compared to 2008. The decline was driven by wage reductions, lower variable pay, lower global infrastructure costs and favorable foreign currency movements partially offset by increase in discretionary spending.

Selling, general and administrative expenses in 2010 increased 20 percent compared to 2009. In addition to increases due to the Varian acquisition, increases resulted from the establishment and staffing of the dedicated life sciences sales channel, higher commissions, wage restoration, higher variable pay and incentive pay, and higher shared corporate infrastructure expenses partially offset by the impact of the Hycor divestiture. Selling, general and administrative expenses declined 3 percent in 2009 compared to 2008. The decline was driven by wage reductions, lower variable pay, lower global infrastructure costs and foreign currency movements.

Operating margins for products and services in 2010 increased 1 percentage point compared to 2009. Operating margins improved by 1 percentage point in 2009 compared to 2008. Factors which led to operating margin variances for these periods are collectively highlighted in the above discussions on gross margins, research and development expenses, and selling, general and administrative expenses.

Income from Operations

Income from operations in 2010 increased by $47 million or 27 percent on a corresponding revenue increase of $260 million. The resultant year-over-year operating margin incremental was 18 percent. Operating margin incremental is measured by the increase in income compared to prior period from operations divided by the increase in revenue compared to the prior period. Income from operations in 2009 increased by $8 million or 5 percent compared to 2008 on a revenue decrease of $39 million due to the temporary wage and variable pay reduction.

Chemical Analysis

Our chemical analysis business provides application-focused solutions that include instruments, software, consumables, and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Key product categories in chemical analysis include: gas chromatography systems, columns and components; gas chromatography mass spectrometry systems; inductively coupled plasma mass spectrometry products; spectroscopy products; software and data systems; vacuum pumps and measurement technologies; services and support for the aforementioned products.

Orders and Net Revenue

	Years Ended October 31,			2010 over 2009	2009 over 2008
	2010	2009	2008	Change	Change
	(in millions)				
Orders	$ 1,224	$ 853	$ 962	43%	(11)%
Net revenue from products	$ 954	$ 653	$ 726	46%	(10)%
Net revenue from services and other	246	191	211	29%	(9)%
Total net revenue	$ 1,200	$ 844	$ 937	42%	(10)%

Chemical analysis orders in 2010 increased 43 percent compared to 2009. Excluding the Varian acquisition, orders grew 17 percent year-over-year. Order results were led by solid performance in the gas chromatography ("GC"), gas chromatography mass spectrometry ("GC-MS"), inductively coupled plasma mass spectrometry ("ICP-MS"), and vacuum pump portfolios, along with services and consumables. Growth in the services and support business was driven by strong instrument orders. Geographically, excluding the impact of the Varian acquisition, orders grew 17 percent in the Americas, 9 percent in Europe, 21 percent in Japan, and 25 percent in other Asia Pacific during 2010 when compared to 2009. In 2009, orders declined 11 percent when compared to 2008, impacted by the significant downturn in the global economy although the business was able to sustain growth in the food safety and China markets.

Chemical analysis revenues for the 2010 increased 42 percent compared to 2009. Excluding the Varian acquisition, revenue grew 15 percent year-over-year. Revenue growth was led by the GC, GC-MS, ICP-MS, mid-range GC, and vacuum pump portfolios, along with consumables. Geographically, excluding the impact of the Varian acquisition, revenues grew 13 percent in the Americas, 8 percent in Europe, 24 percent in Japan, and 21 percent in other Asia Pacific during 2010 when compared to 2009. In 2009 revenue declined 10 percent when compared to 2008, impacted by the significant downturn in the global economy with declines in our main geographies, except for China.

We saw continued robust growth in the petrochemical, food, and environmental markets. The hydrocarbon processing industry within the petrochemical market is recovering from the recession. The food market remains strong for pesticide, veterinary medicine, and emerging applications worldwide. United States stimulus funding has prompted increased construction projects, leading to growth in air, water, and soil testing. China's government continues to invest in environmental protection and improvement, with emphasis on drinking water quality. European directives continue to be the major business drivers for environmental analysis in both the public and private sector, with emphasis on emissions testing for construction materials.

Looking forward, we look to strengthen our core business, drive growth, and build upon current success in customer satisfaction. We plan to strengthen our core business by expanding our mid-range portfolio with GC-MS and GC solutions, improving our gross margins, and driving customer intimacy. We intend to drive growth by focusing on the emerging food market and exceptional geographic growth opportunities in China. We also plan to expand our consumables business and high-end mass spectrometry portfolio.

In addition, our strategic focus is to ensure the successful integration of Varian. With the acquisition of Varian, the chemical analysis product portfolio now has new offerings in spectroscopy and vacuum technologies, complementary mass spectrometry products, and an expanded consumables portfolio. Revenue synergies are expected as a result of the new product portfolio and broader customer and geographic reach. Cost synergies will result from leveraging our global infrastructure and our purchasing power.

Gross Margin and Operating Margin

The following table shows the chemical analysis business's margins, expenses and income from operations for 2010 versus 2009, and 2009 versus 2008.

	Years Ended October 31,			2010 over 2009	2009 over 2008
	2010	2009	2008	Change	Change
Total gross margin	53.5%	54.4%	54.8%	(1) ppt	—
Operating margin	23.3%	25.6%	26.0%	(2) ppt	—
(in millions)					
Research and development	$ 68	$ 50	$ 54	36%	(8)%
Selling, general and administrative	$ 294	$ 193	$ 215	52%	(10)%
Income from operations	$ 279	$ 216	$ 244	29%	(12)%

Gross margins for products and services in 2010 decreased 1 percentage point compared to 2009. The addition of the Varian portfolio drove the margin decline. Other factors impacting gross margins were higher variable pay and incentive pay, wage restoration, and higher shared corporate infrastructure expenses, offset by favorable volume impact and currency movements. Gross margins were relatively flat in 2009 compared to 2008 as lower volume and higher discounts were offset by wage reductions, lower variable pay, lower global infrastructure costs and favorable currency movements.

Research and development expenses in 2010 increased 36 percent compared to 2009. In addition to an increase related to the Varian acquisition, the increase was due to wage restoration, higher variable pay and incentive pay, higher shared corporate infrastructure expenses, and higher discretionary spending. Research and development expenses declined 8 percent in 2009 compared to 2008. The decline was driven by wage reductions, lower variable pay, lower discretionary spending and favorable foreign currency movements.

Selling, general and administrative expenses in 2010 increased 52 percent compared to 2009. In addition to increases due to the Varian acquisition, increases resulted from increased commissions, wage restoration, higher variable pay and incentive pay and higher shared corporate infrastructure expenses. Selling, general and administrative expenses declined 10 percent in 2009 compared to 2008. The decline was driven by wage reductions, lower variable pay, lower global infrastructure costs and foreign currency movements.

Operating margins for products and services in 2010 decreased 2 percentage points compared to 2009. Operating margins were relatively flat in 2009 compared to 2008. Factors which led to operating margin variances for these periods are collectively highlighted in the above discussions on gross margins, research and development expenses, and selling, general and administrative expenses.

Income from Operations

Income from operations in 2010 increased by $63 million or 29 percent on a corresponding revenue increase of $356 million. The resultant year-over-year operating margin incremental was 18 percent. Income from operations in 2009 decreased by $28 million or 12 percent compared to 2008 on a corresponding revenue decrease of $93 million, a 30 percent year-over-year operating margin decremental.

Electronic Measurement

Our electronic measurement business provides electronic measurement instruments and systems, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment, and microscopy products. Related services include start-up assistance, instrument productivity and application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle.

Orders and Net Revenue

	Years Ended October 31,			2010 over 2009	2009 over 2008
	2010	2009	2008	Change	Change
	(in millions)				
Orders	$2,994	$2,399	$3,475	25%	(31)%
Net revenue from products	$2,345	$1,949	$3,062	20%	(36)%
Net revenue from services and other	439	469	517	(6)%	(9)%
Total net revenue	$2,784	$2,418	$3,579	15%	(32)%

Electronic measurement orders increased 25 percent in 2010, a significant improvement from the 31 percent decline in 2009 when overall demand was negatively impacted by broad economic weakness. Foreign currency movements had a slightly favorable impact on the year-over-year growth rate. In our general purpose test business, growth was led by improvement in the computers and semiconductor market with solid performance in aerospace and defense and industrial applications. In our communications test business, strengthening wireless R&D and manufacturing related demand was partially offset by a decline in network monitoring associated with the divestiture of the network solutions business. On a geographic basis, 2010 orders increased 14 percent in the Americas, 19 percent in Europe, 29 percent in Japan and 45 percent in other Asia Pacific. Electronic measurement orders declined 31 percent in 2009 compared to 2008, as order trends deteriorated and then improved with the global economic recovery and strengthening demand, particularly in our general purpose segment.

Electronic measurement revenues grew 15 percent in 2010 compared to a 32 percent decline in 2009 due to a broad-based recovery across both general purpose and communications test markets. Foreign currency movements were slightly favorable, contributing to the year-over-year growth in 2010. Regionally, revenues from the Americas increased 8 percent, Europe grew 12 percent, Japan improved 7 percent and other Asia Pacific increased 32 percent compared to 2009. Revenue from products increased 20 percent year-over-year while service related revenue declined as a result of the divestiture of the network solutions business. Electronic measurement revenues declined 32 percent in 2009 compared to 2008, reflecting weakness across general purpose and communications test markets in all geographies.

General purpose test revenues, representing approximately 64 percent of electronic measurement revenues, reflected strength in the computers and semiconductor business, solid growth in aerospace and defense, and improvement in demand from industrial customers. Strength in the computers and semiconductor business reflected the growing demand for cell phones, computers and electronics. Aerospace and defense business growth was consistent with the focus in the United States on improving information management, with faster growth in surveillance and intelligence, and increased spending in Asia. Overall improvement in economic conditions contributed to more demand from customers with industrial or general purpose applications. General purpose test revenues, representing approximately 63 percent of electronic measurement revenue in 2009, reflected declines across all market segments with steeper declines in the computer and semiconductor and other general purpose test business.

Communications test revenues, representing approximately 36 percent of electronic measurement revenues, experienced growth in wireless R&D and manufacturing test, offset partially by a decline in network monitoring business resulting from the divestiture of the network solutions business. Wireless R&D grew as market conditions improved and targeted investments increased for high data rate applications, including long-term evolution (an emerging wireless standard). Wireless manufacturing business increased due to strong demand relating to Smartphones and 3G expansion. Performance in other communications test submarket reflected growth in broadband revenues offset by the unfavorable impact of the network solutions divestiture. Communications test revenues, representing approximately 37 percent of electronic measurement revenues in 2009, reflected weakness across all end markets, particularly wireless manufacturing.

Looking forward, we expect growth rates will moderate as a result of comparisons to stronger 2010 results, particularly for the general purpose test business. We expect continuing demand from our key market segments to support overall growth in the near term, subject to continuing economic expansion and stability in the semiconductor industry.

Gross Margin and Operating Margin

The following table shows the electronic measurement business's margins, expenses and income from operations for 2010 versus 2009 and 2009 versus 2008.

	Years Ended October 31,			2010 over 2009	2009 over 2008
	2010	2009	2008	Change	Change
Total gross margin	58.4%	53.5%	57.6%	5 ppts	(4) ppts
Operating margin	15.7%	–%	13.3%	16 ppts	(13) ppts
(in millions)					
Research and development	$ 391	$ 425	$ 509	(8)%	(17)%
Selling, general and administrative	$ 798	$ 869	$1,076	(8)%	(19)%
Income from operations	$ 438	$ 1	$ 477	100%	(100)%

Gross margins for products and services increased 5 percentage points year-over-year in 2010 due to higher volume, lower cost structure and favorable currency impact. Volume-adjusted gross margins improved relative to 2009 primarily due to savings from restructuring programs, favorable currency impact including hedging gains and lower infrastructure costs, which were partially offset by wage restoration and higher variable pay. Gross margins for products and services declined 4 percentage points year-over-year in 2009 compared to 2008 due primarily to the significant decline in revenue.

Research and development expenses in 2010 declined $34 million, or 8 percent, compared to 2009. This decline was driven primarily by savings from restructuring programs, lower infrastructure costs and spending reductions of which a portion related to the network solutions business divestiture that were partially offset by wage restoration, an increase in variable pay and the unfavorable year-over-year impact of currency movements. Research and development expenses in 2009 declined $84 million, or 17 percent, compared to 2008 due to lower variable pay, wage reductions, savings from restructuring, lower infrastructure costs and the favorable year-over-year impact of currency movements, which were offset by higher pension benefit expenses.

Selling, general and administrative expenses in 2010 decreased $71 million, or 8 percent, compared to 2009. Similar to R&D, year-over-year reductions in selling, general and administrative expenses were driven by savings from restructuring programs, lower infrastructure costs and reduced spending partly related to the network solutions business divestiture, which were partially offset by wage restoration and higher variable pay, unfavorable year-over-year impact of currency movements and higher commissions. Selling, general and administrative expenses in 2009 decreased $207 million, or 19 percent, compared to 2008 driven by lower variable pay, wage reductions, savings from restructuring, lower infrastructure costs, reduced commissions and the favorable year-over-year impact of currency movements, which were offset by higher pension benefit expenses.

Operating margins increased by 16 percentage points in 2010 compared to 2009 due to the combination of higher revenue volume and structural and operational expense reductions. Operating margins declined by 13 percentage points in 2009 compared to 2008 due to lower revenue volume that was partially offset by spending reductions.

Income from Operations

Income from operations increased by $437 million in 2010 compared to 2009 on a revenue increase of $366 million, a 119 percent year-over-year operating margin incremental that reflects the benefit of structural and operational expense reductions. The resultant year-over-year operating margin incremental is expected to moderate going forward as compares are made against relatively stronger 2010 results. Income from operations declined by $476 million in 2009 compared to 2008 on a revenue decrease of $1,161 million, a 41 percent year-over-year operating margin decremental as structural and operational expense reductions offset the unfavorable impact of lower revenue.

Financial Condition

Liquidity and Capital Resources

As of October 31, 2010, approximately 37 percent of our cash and cash equivalents is held in the U.S. and 40 percent is held in a centrally managed global cash pool outside the U.S. Most of the amounts held outside of the U.S. could be repatriated to the U.S. but, under current law, would be subject to U.S. federal and state income taxes, less applicable foreign tax credits. Agilent has accrued for U.S. federal and state tax liabilities on the earnings of its foreign subsidiaries except when the earnings are considered indefinitely reinvested outside of the U.S. Repatriation could result in additional U.S. federal and state income tax payments in future years. We utilize a variety of financing strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed.

Our financial position as of October 31, 2010 consisted of cash and cash equivalents of $2,649 million as compared to $2,479 million as of October 31, 2009.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $718 million in 2010 compared to $408 million provided in 2009 mainly due to improved operating results. We paid approximately $48 million in taxes in 2010 as compared to $113 million in the same period in 2009. In 2008, we generated $756 million in net cash provided by operating activities.

In 2010, accounts receivable used cash of $166 million as compared to cash provided of $193 million in 2009. Days' sales outstanding were 50 days in 2010 as compared to 46 days in 2009. Accounts payable provided cash of $113 million in 2010 as compared to cash used of $7 million in 2009. Cash used in inventory was $51 million in 2010 compared to cash provided of $47 million in 2009. Inventory day's on-hand decreased to 87 days in 2010 compared to 93 days in 2009.

We contributed $30 million and $37 million to our U.S. defined benefit plans in 2010 and 2009, respectively. We contributed $47 million and $71 million to our non-U.S. defined benefit plans in 2010 and 2009, respectively. We contributed $1 million to our U.S. post-retirement benefit plans in 2010 and 2009. Our non-U.S. defined benefit plans are generally funded ratably throughout the year. Total contributions in 2010 were $78 million or 28 percent less than 2009. Our annual contributions are highly dependent on the relative performance of our assets versus our projected liabilities, among other factors. We expect to contribute approximately $83 million to our U.S. and non-U.S. defined benefit plans during 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2010 was $1,174 million compared to $14 million used in 2009. In 2008, we used $399 million of net cash in the investing activities of operations.

Investments in property, plant and equipment were $121 million in 2010 and $128 million in 2009. Proceeds from sale of property, plant and equipment were $7 million in 2010 as compared to $1 million in 2009. In 2010, we invested $1,313 million in acquisitions of businesses and intangible assets compared to $2 million in 2009 which was primarily related to our acquisition of Varian. In 2008, we invested $172 million in acquisitions of businesses and purchase of intangible assets. In 2010, we did not purchase any investment securities as compared to $30 million in 2009. Proceeds from the sale of such securities in 2010 were $38 million as compared to $94 million in 2009. Proceeds from divestitures were $205 million in 2010, primarily our network solutions and Hycor businesses, compared to $45 million in 2009.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in 2010 was $601 million compared to $657 million provided in 2009. In 2008, we used $774 million in financing activities.

Treasury stock repurchases

On November 19, 2009 our Board of Directors approved a share-repurchase program to reduce or eliminate dilution of basic outstanding shares in connection with issuances of stock under the company's equity incentive plans. The share-repurchase program does not require the company to acquire a specific number of shares and may be suspended or discontinued at any time. There is no fixed termination date for the new share-repurchase program. For the year ended October 31, 2010 we repurchased 13 million shares for $411 million using settlement date calculation.

Credit Facility

On May 11, 2007, we entered into a five-year credit agreement, which provides for a $300 million unsecured credit facility that will expire on May 11, 2012. On September 8, 2009, we entered into an Accession Agreement, increasing the credit facility from $300 million to $330 million. The company may use amounts borrowed under the facility for general corporate purposes. As of October 31, 2010 the company has no borrowings outstanding under the facility.

Short-term debt

We currently hold $1.5 billion of short-term debt (the "World Trade Debt") which was refinanced and the repayment date was extended to January 27, 2011. We satisfied the financing obligation of World Trade in its entirety on December 10, 2010 using the proceeds of our senior notes issued in July 2010 and existing cash on our balance sheet.

Long-term debt

On October 24, 2007, the company issued an aggregate principal amount of $600 million in senior notes. The senior notes were issued at 99.60% of their principal amount. The notes will mature on November 1, 2017, and bear interest at a fixed rate of 6.50% per annum. The interest is payable semi-annually on May 1st and November 1st of each year and payments commenced on May 1, 2008.

On November 25, 2008, we terminated two interest rate swap contracts associated with our 2017 senior notes that represented the notional amount of $400 million. The asset value upon termination was approximately $43 million and the amount to be amortized at October 31, 2010 was $35 million.

On September 9, 2009, Agilent issued two tranches of senior notes with an aggregate principal amount of $750 million, a $250 million tranche maturing in 2012 (the "2012 notes") and a $500 million tranche maturing in 2015 (the "2015 notes"). The 2012 notes were issued at 99.91% of their principal amount, bear interest at a fixed rate of 4.45% per annum, and mature on September 14, 2012. The 2015 notes were issued at 99.69% of their principal amount, bear interest at a fixed rate of 5.50% per annum, and mature on September 14, 2015. Interest on both tranches is payable semi-annually on March 14th and September 14th of each year, and payments commenced on March 14, 2010.

On July 13, 2010, Agilent issued two tranches of senior notes with an aggregate principal amount of $750 million, a $250 million tranche maturing in 2013 (the "2013 notes") and a $500 million tranche maturing in 2020 (the "2020 notes"). The 2013 notes were issued at 99.82% of their principal amount, bear interest at a fixed rate of 2.50% per annum and mature on July 15, 2013. The 2020 notes were issued at 99.54% of their principal amount, bear interest at a fixed rate of 5.00% per annum, and mature on July 15, 2020. Interest on both tranches is payable semi-annually on January 15th and July 15th of each year, payments commencing on January 15, 2011.

Upon the closing of the offering of the 2012, 2015 and 2020 senior notes, we entered into interest rate swaps for the full aggregate notional amount of the aforementioned tranches, $1,250 million. Under the interest rate swaps, we will receive fixed-rate interest payments and will make payments based on the U.S. dollar LIBOR plus 253 basis points, 257.6 basis points and 179 basis points with respect to the 2015, 2012 and 2020 senior notes, respectively. The economic effect of these swaps will be to convert the fixed-rate interest expense on the senior notes to a variable LIBOR-based interest rate. The hedging relationship qualifies for the shortcut method of assessing hedge effectiveness, and consequently we do not expect any ineffectiveness during the life of the swap and any movement in the value of the swap would be reflected in the movement in fair value of the senior notes. At October 31, 2010, the fair value of the swaps was an asset of $61 million with a corresponding increase in carrying value of the senior notes.

On August 11, 2008, a consolidated wholly-owned subsidiary of Agilent, borrowed Indian Rupees equivalent to $15 million from Citibank N.A. to finance a capital project in India. On March 30, 2010 we paid off this debt completely.

On June 3, 2010, as a result of the Varian acquisition, the company also paid $14 million to satisfy an outstanding term loan of Varian with a U.S. financial institution which had a fixed interest rate of 6.7%. The $14 million payment of the term loan included an early termination fee of $2 million.

Off Balance Sheet Arrangements and Other

We have contractual commitments for non-cancelable operating leases. See Note 17 "Commitments and Contingencies", to our consolidated financial statements for further information on our non-cancelable operating leases.

Our liquidity is affected by many factors, some of which are based on normal ongoing operations of our business and some of which arise from fluctuations related to global economics and markets. Our cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout our global organization.

Contractual Commitments

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management, and the timing of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

The following table summarizes our total contractual obligations at October 31, 2010 for operations and excludes amounts recorded in our consolidated balance sheet (in millions):

	Less than one year	One to three years	Three to five years	More than five years
Operating leases	$ 57	$ 77	$36	$ 31
Commitments to contract manufacturers and suppliers	749	8	—	—
Other purchase commitments	23	32	12	4
Retirement plans	83	—	—	—
Total	$912	$117	$48	$ 35

Operating leases. Commitments under operating leases relate primarily to leasehold property.

Commitments to contract manufacturers and suppliers. We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually provide us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. Therefore, only approximately 40 percent of our reported purchase commitments arising from these agreements are firm, non-cancelable, and unconditional commitments. We expect to fulfill all purchase commitments for inventory within one year.

In addition to the above mentioned commitments to contract manufacturers and suppliers, we record a liability for firm, non-cancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with our policy relating to excess inventory. As of October 31, 2010, the liability for our firm, non-cancelable and unconditional purchase commitments was $4 million, compared to same amount as of October 31, 2009. These amounts are included in other accrued liabilities in our consolidated balance sheet.

Other purchase commitments. These relate primarily to contracts with professional services suppliers. Purchase commitments are typically cancelable within a 90-day period without significant penalties.

Retirement Plans. Commitments under the retirement plans relate to expected contributions to be made to our U.S. and non U.S. defined benefit plans and to our post-retirement medical plans.

We had no material off-balance sheet arrangements as of October 31, 2010 or October 31, 2009.

On Balance Sheet Arrangements

The following table summarizes our total contractual obligations recorded in our consolidated balance sheet pertaining to long-term debt (in millions):

	Less than one year	One to three years	Three to five years	More than five years
World Trade debt	$1,500	$ —	$ —	$ —
Senior notes	—	500	500	1,100
Other debt	1	—	—	—
Total	$ 1,501	$500	$500	$1,100

We have contractual obligations for interest payments on the above debts. Interest rates and payment dates are detailed in "Net Cash Provided by Financing Activities".

As of October 31, 2010, $430 million of taxes payable are included in other long-term liabilities. We are unable to accurately predict when these amounts will be paid or released.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rate risks inherent in our sales commitments, anticipated sales, and assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. We hedge future cash flows denominated in currencies other than the functional currency using sales forecasts up to twelve months in advance. Our exposure to exchange rate risks is managed on an enterprise-wide basis. This strategy utilizes derivative financial instruments, including option and forward contracts, to hedge certain foreign currency exposures with the intent of offsetting gains and losses that occur on the underlying exposures with gains and losses on the derivative contracts hedging them. We do not currently and do not intend to utilize derivative financial instruments for speculative trading purposes.

Our operations generate non-functional currency cash flows such as revenues, third party vendor payments and inter-company payments. In anticipation of these foreign currency cash flows and in view of volatility of the currency market, we enter into such foreign exchange contracts as are described above to manage our currency risk. Approximately 63 percent of our revenues in 2010, 62 percent of our revenues in 2009 and 65 percent of our revenues in 2008 were generated in U.S. dollars.

We performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in foreign exchange rates to the hedging contracts and the underlying exposures described above. As of October 31, 2010 and 2009, the analysis indicated that these hypothetical market movements would not have a material effect on our consolidated financial position, results of operations or cash flows.

We are also exposed to interest rate risk due to the mismatch between the interest expense we pay on our loans at fixed rates and the variable rates of interest we receive from cash, cash equivalents and other short-term investments. We have issued long-term debt in U.S. dollars or foreign currencies at fixed interest rates based on the market conditions at the time of financing. We believe that the fair value of our fixed rate debt changes when the underlying market rates of interest change, and we may use interest rate swaps to modify such market risk. The interest rate swaps effectively change our fixed interest rate payments to U.S. dollar LIBOR-based variable interest expense to match the floating interest income from our cash, cash equivalents and other short term investments. By entering into these interest rate swaps we are also hedging the movements in the fair value of the fixed-rate debt on our balance sheet. However, not all of our fixed rate debt's fair value is hedged in this manner, and in the future we may choose to terminate previously executed swaps.

We performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in interest rates relating to the underlying fair value of our fixed rate debt. As of October 31, 2010, the sensitivity analyses indicated that a hypothetical 10 percent adverse movement in interest rates would result in an immaterial impact to the fair value of our fixed interest rate debt.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 8 present fairly, in all material respects, the financial position of Agilent Technologies, Inc. and its subsidiaries at October 31, 2010 and October 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of November 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
December 17, 2010

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended October 31,		
	2010	2009	2008
	(in millions, except per share data)		
Net revenue:			
Products	$4,464	$3,566	$4,804
Services and other	980	915	970
Total net revenue	5,444	4,481	5,774
Costs and expenses:			
Cost of products	1,976	1,692	2,030
Cost of services and other	538	497	548
Total costs	2,514	2,189	2,578
Research and development	612	642	704
Selling, general and administrative	1,752	1,603	1,697
Total costs and expenses	4,878	4,434	4,979
Income from operations	566	47	795
Interest income	20	29	113
Interest expense	(96)	(88)	(123)
Gain on sale of network solutions business, net	132	—	—
Other income (expense), net	70	19	30
Income before taxes	692	7	815
Provision for income taxes	8	38	122
Net income (loss)	$ 684	$ (31)	$ 693
Net income (loss) per share – Basic:	$ 1.97	$ (0.09)	$ 1.91
Net income (loss) per share – Diluted:	$ 1.94	$ (0.09)	$ 1.87
Weighted average shares used in computing net income (loss) per share:			
Basic	347	346	363
Diluted	353	346	371

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET

	October 31, 2010	October 31, 2009
	(in millions, except par value and share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,649	$ 2,479
Short-term restricted cash and cash equivalents	1,550	–
Short-term investments	–	14
Accounts receivable, net	869	595
Inventory	716	552
Other current assets	385	321
Total current assets	6,169	3,961
Property, plant and equipment, net	980	845
Goodwill	1,456	655
Other intangible assets, net	494	167
Long-term restricted cash and cash equivalents	6	1,566
Long-term investments	142	163
Other assets	449	255
Total assets	$ 9,696	$ 7,612
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 499	$ 307
Employee compensation and benefits	395	336
Deferred revenue	358	285
Short-term debt	1,501	1
Other accrued liabilities	330	194
Total current liabilities	3,083	1,123
Long-term debt	2,190	2,904
Retirement and post-retirement benefits	477	498
Other long-term liabilities	710	573
Total liabilities	6,460	5,098
Commitments and contingencies (Note 17)		
Total equity:		
Stockholders' equity:		
Preferred stock; $0.01 par value; 125 million shares authorized; none issued and outstanding	–	–
Common stock; $0.01 par value; 2 billion shares authorized; 579 million shares at October 31, 2010 and 566 million shares at October 31, 2009 issued	6	6
Treasury stock at cost; 233 million shares at October 31, 2010 and 220 million shares at October 31, 2009	(8,038)	(7,627)
Additional paid-in-capital	7,904	7,552
Retained earnings	3,444	2,760
Accumulated other comprehensive loss	(88)	(185)
Total stockholder's equity	3,228	2,506
Non-controlling interest	8	8
Total equity	3,236	2,514
Total liabilities and equity	$ 9,696	$ 7,612

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended October 31,		
	2010	2009	2008
	(in millions)		
Cash flows from operating activities:			
Net income (loss)	$ 684	$ (31)	$ 693
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	202	162	201
Share-based compensation	66	71	82
Deferred taxes	(109)	28	(53)
Excess and obsolete inventory-related charges	30	54	24
Translation gain from liquidation of a subsidiary	—	—	(25)
Non-cash restructuring and asset impairment charges	26	39	8
Net (gain) loss on sale of investments	(2)	—	4
Net (gain) loss on sale of assets and divestitures	(127)	(6)	2
Net pension curtailment and settlement gains	—	(16)	—
Other	—	2	(1)
Changes in assets and liabilities:			
Accounts receivable, net	(166)	193	(44)
Inventory	(51)	47	(14)
Accounts payable	113	(7)	(21)
Employee compensation and benefits	17	(86)	(10)
Interest rate swap proceeds	—	43	—
Other assets and liabilities	35	(85)	(90)
Net cash provided by operating activities	718	408	756
Cash flows from investing activities:			
Investments in property, plant and equipment	(121)	(128)	(154)
Proceeds from the sale of property, plant and equipment	7	1	14
Purchase of investment securities	—	(30)	(256)
Proceeds from the sale of investment securities	38	94	150
Proceeds from divestitures, net	205	45	—
Change in restricted cash, cash equivalents and investments, net	10	16	33
Purchase of minority interest	—	(10)	(14)
Acquisitions of businesses and intangible assets, net of cash acquired	(1,313)	(2)	(172)
Net cash used in investing activities	(1,174)	(14)	(399)
Cash flows from financing activities:			
Issuance of common stock under employee stock plans	299	71	211
Treasury stock repurchases	(411)	(157)	(1,001)
Proceeds from credit facility	—	325	510
Repayment of credit facility	—	(325)	(510)
Proceeds from long-term debt and senior notes	747	748	16
Debt issuance costs	(5)	(5)	—
Payment of long-term debts	(29)	—	—
Net cash provided by (used in) financing activities	601	657	(774)
Effect of exchange rate movements	25	23	(4)
Net increase (decrease) in cash and cash equivalents	170	1,074	(421)
Cash and cash equivalents at beginning of year	2,479	1,405	1,826
Cash and cash equivalents at end of year	$ 2,649	$ 2,479	$ 1,405

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF EQUITY

	Common Stock			Treasury Stock						
	Number of Shares	Par Value	Additional Paid-in Capital	Number of Shares	Treasury Stock at Cost	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders Equity	Non-Controlling Interests	Total Equity
	(in millions, except number of shares in thousands)									
Balance as of October 31, 2007	551,122	$ 6	$ 7,117	(180,741)	$(6,469)	$ 2,172	$ 408	$ 3,234	$ 14	$ 3,248
Components of comprehensive income:										
Net income	–	–	–	–	–	693	–	693	–	693
Change in unrealized gain on investments	–	–	–	–	–	–	(40)	(40)	–	(40)
Change in unrealized gain on derivative instruments	–	–	–	–	–	–	(26)	(26)	–	(26)
Translation gain reclassified into earnings related to liquidation of a subsidiary	–	–	–	–	–	–	(25)	(25)	–	(25)
Change in foreign currency translation	–	–	–	–	–	–	(100)	(100)	–	(100)
Deferred taxes, primarily related to unrealized losses on investments and derivatives	–	–	–	–	–	–	13	13	–	13
Change in deferred net pension costs:										
Net loss, including tax impact							(409)	(409)	–	(409)
Net prior service credit	–	–	–	–	–	–	1	1	–	1
Total comprehensive income								107	–	107
Net income attributable to non-controlling interests	–	–	–	–	–	–	–	–	3	3
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(3)	(3)
Adjustment to initially apply amendment to ASC 740, "Income Taxes"	–	–	–	–	–	(74)	–	(74)	–	(74)
Share-based awards issued	9,545	–	211	–	–	–	–	211	–	211
Repurchase of common stock	–	–	–	(30,081)	(1,001)	–	–	(1,001)	–	(1,001)
Share-based compensation	–	–	82	–	–	–	–	82	–	82
Balance as of October 31, 2008	560,667	6	7,410	(210,822)	(7,470)	2,791	(178)	2,559	14	2,573
Components of comprehensive income:										
Net loss	–	–	–	–	–	(31)	–	(31)	–	(31)
Change in unrealized loss on investments	–	–	–	–	–	–	6	6	–	6
Change in unrealized loss on derivative instruments	–	–	–	–	–	–	1	1	–	1
Losses reclassified into earnings related to derivative instruments	–	–	–	–	–	–	23	23	–	23
Change in foreign currency translation	–	–	–	–	–	–	157	157	–	157
Deferred taxes, primarily related to derivatives	–	–	–	–	–	–	(6)	(6)	–	(6)
Change in deferred net pension costs:										
Net loss, including tax impact	–	–	–	–	–	–	(287)	(287)	–	(287)
Net prior service credit	–	–	–	–	–	–	99	99	–	99
Total comprehensive loss								(38)	–	(38)
Net income attributable to non-controlling interests	–	–	–	–	–	–	–	–	7	7
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(3)	(3)
Purchase of non-controlling interests	–	–	–	–	–	–	–	–	(10)	(10)
Share-based awards issued	5,400	–	71	–	–	–	–	71	–	71
Repurchase of common stock	–	–	–	(9,097)	(157)	–	–	(157)	–	(157)
Share-based compensation	–	–	71	–	–	–	–	71	–	71
Balance as of October 31, 2009	566,067	$ 6	$ 7,552	(219,919)	$(7,627)	$ 2,760	$(185)	$ 2,506	$ 8	$ 2,514

AGILENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF EQUITY — (Continued)

	Common Stock			Treasury Stock						
	Number of Shares	Par Value	Additional Paid-in Capital	Number of Shares	Treasury Stock at Cost	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders Equity	Non-Controlling Interests	Total Equity
	(in millions, except number of shares in thousands)									
Balance as of October 31, 2009	566,067	$ 6	$ 7,552	(219,919)	$(7,627)	$ 2,760	$(185)	$ 2,506	$ 8	$ 2,514
Components of comprehensive income:										
Net income	—	—	—	—	—	684	—	684	—	684
Change in unrealized gain on investments	—	—	—	—	—	—	1	1	—	1
Change in unrealized loss on derivative instruments	—	—	—	—	—	—	4	4	—	4
Losses reclassified into earnings related to derivative instruments	—	—	—	—	—	—	(7)	(7)	—	(7)
Change in foreign currency translation	—	—	—	—	—	—	70	70	—	70
Deferred taxes, primarily related to pensions	—	—	—	—	—	—	10	10	—	10
Change in deferred net pension costs:										
Net gain	—	—	—	—	—	—	44	44	—	44
Net prior service cost	—	—	—	—	—	—	(25)	(25)		(25)
Total comprehensive income								781	—	781
Share-based awards issued	12,760	—	288	—	—	—	—	288	—	288
Repurchase of common stock	—	—	—	(12,764)	(411)	—	—	(411)	—	(411)
Share-based compensation	—	—	64	—	—	—	—	64	—	64
Balance as of October 31, 2010	578,827	$ 6	$7,904	(232,683)	$(8,038)	$3,444	$ (88)	$ 3,228	$ 8	$ 3,236

Annual Report Financials

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Summary of Significant Accounting Policies

Overview. Agilent Technologies, Inc. ("we", "Agilent" or the "company"), incorporated in Delaware in May 1999, is a measurement company, providing core bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries.

Acquisition of Varian, Inc. On May 14, 2010, we completed our acquisition of Varian, Inc. ("Varian"), a leading supplier of scientific instrumentation and associated consumables for life science and chemical analysis market applications, by means of a merger of one of our wholly-owned subsidiaries with and into Varian such that Varian became a wholly-owned subsidiary of Agilent. The $1.5 billion total purchase price of Varian included $52 cash per share of Varian's outstanding common stock including vested and non-vested in-the-money stock options at $52 cash per share less their exercise price. Varian's non-vested restricted stock awards, non-vested performance shares, at 100 percent of target, and non-vested director's stock units were also paid at $52 per share. As part of the European Commission's merger approval and the Federal Trade Commission consent order, Agilent committed to sell Varian's laboratory gas chromatography ("GC") business; Varian's triple quadrupole gas chromatography-mass spectrometry ("GC-MS") business; Varian's inductively-coupled plasma-mass spectrometry ("ICP-MS") business; and Agilent's micro GC business. On May 19, 2010 we completed the sale of the Varian laboratory GC business, the triple quadrupole GC-MS business, the ICP-MS business and the Agilent micro GC business for approximately $33 million. We financed the purchase price of Varian using the proceeds from our September 2009 offering of senior notes and other existing cash. The Varian merger has been accounted for in accordance with the authoritative accounting guidance and the results of Varian are included in Agilent's consolidated financial statements from the date of merger. We expect to realize operational and cost synergies, leverage the existing sales channels and product development resources, and utilize the assembled workforce. The company expects the combined entity to achieve significant savings in corporate and divisional overhead costs. The company also anticipates opportunities for growth through expanded geographic and customer segment diversity and the ability to leverage additional products and capabilities. For additional details related to the acquisition of Varian, see Note 3, "Acquisition of Varian".

Sale of Network Solutions Division. On May 1, 2010, we completed the sale of the Network Solutions Division ("NSD") of our electronic measurement business to JDS Uniphase Corporation ("JDSU"), a leading communications test and measurement company. JDSU paid Agilent $160 million and we recorded a net gain on the sale of NSD of $132 million in fiscal 2010. NSD includes Agilent's network assurance solutions, network protocol test and drive test products. The results of operations of NSD were not significant to the income from operations of Agilent for the year ended October 31, 2010.

Sale of Hycor Biomedical, Inc. On February 2, 2010, the company sold Hycor Biomedical Inc., a wholly-owned subsidiary, to Linden LLC, a Chicago-based healthcare private equity firm. Hycor is a global manufacturer and marketer of in vitro diagnostics products.

Basis of presentation. The accompanying financial data has been prepared by us pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and is in conformity with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

Management is responsible for the fair presentation of the accompanying consolidated financial statements, prepared in accordance with U.S. GAAP, and has full responsibility for their integrity and accuracy. In the opinion of management, the accompanying consolidated financial statements contain all adjustments necessary to present fairly our consolidated balance sheet, statement of operations, statement of cash flows and statement of stockholders' equity for all periods presented.

Reclassifications. Certain prior year financial statement amounts have been reclassified to conform to the current year presentation with no impact on previously reported net income.

Principles of consolidation. The consolidated financial statements include the accounts of the company and our wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Partially owned, non-controlled equity affiliates are accounted for under the equity method.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, inventory valuation, investment impairments, share-based compensation, retirement and post-retirement plan assumptions, goodwill and purchased intangible assets, restructuring and asset impairment charges and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware and/or software), services and other arrangements (multiple element arrangements) that include combinations of products and services.

We recognize revenue, net of trade discounts and allowances, provided that (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the price is fixed or determinable and (4) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer, for products, or when the service has been provided. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments. We consider arrangements with extended payment terms not to be fixed or determinable, and accordingly we defer revenue until amounts become due. At the time of the transaction, we evaluate the creditworthiness of our customers to determine the appropriate timing of revenue recognition.

Product revenue. Our product revenue is generated predominantly from the sales of various types of test equipment. Product revenue, including sales to resellers and distributors, is reduced for estimated returns, when appropriate. For sales or arrangements that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue is delayed until the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete.

Where software is licensed separately, revenue is recognized when the software is delivered and title and risk of loss have been transferred to the customer or, in the case of electronic delivery of software, when the customer is given access to the licensed software programs. We also evaluate whether collection of the receivable is probable, the fee is fixed or determinable and whether any other undelivered elements of the arrangement exist on which a portion of the total fee would be allocated based on vendor-specific objective evidence.

Service revenue. Revenue from services includes extended warranty, customer support, consulting, training and education. Service revenue is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. For example, customer support contracts are recognized ratably over the contractual period, while training revenue is recognized as the training is provided to the customer. In addition the four revenue recognition criteria described above must be met before service revenue is recognized.

Multiple element arrangements. We use verifiable objective evidence of fair value or vendor-specific objective evidence of fair value for software to allocate revenue to elements in multiple element arrangements. We recognize revenue for delivered elements only when delivered elements have stand alone value, fair value of undelivered elements are known and there are no customer negotiated refund or return rights affecting the revenue recognized for the delivered elements. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of fair value of a delivered element, we allocate revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

Deferred revenue. Amounts billed or collected in advance of the period in which the related product or service qualifies for revenue recognition are recorded as deferred revenue.

Accounts receivable, net. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Such accounts receivable has been reduced by an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on customer specific experience and the aging of such receivables, among other factors. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable are also recorded net of product returns.

Share-based compensation. For the years ended 2010, 2009 and 2008, we accounted for share-based awards made to our employees and directors including employee stock option awards, restricted stock units, employee stock purchases made under our Employee Stock Purchase Plan ("ESPP") and performance share awards under Agilent Technologies, Inc. Long-Term Performance Program ("LTPP") using the estimated grant date fair value method of accounting in accordance with the revised authoritative guidance. Under the fair value method, we recorded compensation expense for all share-based awards of $66 million in 2010, $71 million in 2009 and $82 million in 2008.

Inventory. Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. We assess the valuation of our inventory on a periodic basis and make adjustments to the value for estimated excess and obsolete inventory based on estimates about future demand. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our excess inventory review process includes analysis of sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory.

Taxes on income. Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Warranty. Our standard warranty terms typically extend for one year from the date of delivery. We accrue for standard warranty costs based on historical trends in warranty charges as a percentage of net product revenue . The accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. Estimated warranty charges are recorded within cost of products at the time products are sold. See Note 16, "Guarantees".

Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue, and the associated expense is recorded in cost of products for all periods presented.

Goodwill and Purchased Intangible Assets. We review goodwill for impairment annually as of September 30 and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with the authoritative guidance. The circumstances that could trigger a goodwill impairment could include, but are not limited to, the following items to the extent that management believes the occurrence of one or more would make it more likely than not that we would fail the first step of the goodwill impairment test (as described in the next paragraph): significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, a portion of a reporting unit's goodwill has been included in the carrying amounts of a business that will be disposed or if our market capitalization is below our net book value.

The provisions of authoritative guidance require that we perform a two-step impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit. As defined in the authoritative guidance, a reporting unit is an operating segment, or one level below an operating segment. Accordingly, we have aggregated components of an operating segment that have similar economic characteristics into our reporting units. At the time of an acquisition, we assign goodwill to the reporting unit that is expected to benefit from the synergies of the combination. For 2010, Agilent had three reporting units, which were the same as our operating segments: life sciences, chemical analysis and electronic measurement.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment, as our businesses operate in a number of markets and geographical regions. We determine the fair value of our reporting units based on an income approach, whereby we calculate the fair value of each reporting unit based on the present value of estimated future cash flows, which are formed by evaluating historical trends, current budgets, operating plans and industry data. We evaluate the reasonableness of the fair value calculations of our reporting units by reconciling the total of the fair values of all of our reporting units to our total market capitalization, taking into account an appropriate control premium. We then compare the carrying value of our reporting units to the fair value calculations based on the income approach noted above.

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit's assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value allocated to goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. Estimates of the future cash flows associated with the businesses are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods.

Purchased intangible assets consist primarily of acquired developed technologies, proprietary know-how, trademarks, and customer relationships and are amortized using the straight-line method over estimated useful lives ranging from 6 months to 15 years. In process research and development ("IPR&D") is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When the IPR&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If an IPR&D project is abandoned, Agilent will record a charge for the value of the related intangible asset to Agilent's consolidated statement of operations in the period it is abandoned.

Advertising. Advertising costs are expensed as incurred and amounted to $45 million in 2010, $36 million in 2009 and $45 million in 2008 for Agilent operations.

Research and development. Costs related to research, design and development of our products are charged to research and development expense as they are incurred.

Sales Taxes. Sales taxes collected from customers and remitted to governmental authorities are not included in our revenue.

Net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) — the numerator — by the weighted average number of common shares outstanding — the denominator — during the period excluding the dilutive effect of stock options and other employee stock plans. Diluted net income per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. In computing diluted net income per share under the treasury stock method, the average stock price for the period is used in determining the number of shares assumed to be purchased from the proceeds of stock option exercises. The number of shares assumed to be purchased also considers the amount of unrecognized compensation cost for future service. As a result of the company's net loss in 2009, the computation of diluted net loss per share for 2009 excludes the diluted impact of all common stock equivalents outstanding. Diluted net income (loss) per share for fiscal years 2010, 2009 and 2008 excluded the potentially dilutive effect of 11 million, 29 million and 7 million options to purchase common stock, respectively, as their effect was antidilutive.

Cash, cash equivalents and short term investments. We classify investments as cash equivalents if their original or remaining maturity is three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair value.

As of October 31, 2010, approximately 37 percent of our cash and cash equivalents is held in the U.S. and 40 percent is held in a centrally managed global cash pool outside the U.S. The remainder is held by other Agilent entities throughout the world. Approximately 12 percent of our overall cash and cash equivalents is maintained in demand deposit accounts with global financial institutions of high credit quality and is available to be used in paying and receiving activities. The remainder is invested in institutional money market funds, short-term bank time deposits and similar short duration instruments with fixed maturities from overnight to three months. We continuously monitor the creditworthiness of the financial institutions and institutional money market funds in which we invest our funds.

We classify investments as short-term investments if their original or remaining maturities are greater than three months and their remaining maturities are one year or less.

Restricted cash and cash equivalents was $1.6 billion in 2010 and 2009 mostly held in commercial paper.

Fair Value of Financial Instruments. The carrying values of certain of our financial instruments including cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, short-term debt, accrued compensation and other accrued liabilities approximate fair value because of their short maturities. Agilent determines the fair value of short-term and long-term investments in debt securities considering information obtained from independent pricing sources. The fair value of long-term equity investments is determined using quoted market prices for those securities when available. The fair value of foreign currency contracts used for hedging purposes is estimated internally by using inputs tied to active markets. See also Note 12, "Fair Value Measurements" for additional information on the fair value of financial instruments.

Concentration of credit risk. Financial instruments that potentially subject Agilent to significant concentration of credit risk include money market fund investments, time deposits, commercial paper and demand deposit balances. These investments are categorized as cash and cash equivalents, restricted cash and cash equivalents and short-term and long-term investments. In addition, Agilent has credit risk from derivative financial instruments used in hedging activities and accounts receivable. We invest in a variety of financial instruments and limit the amount of credit exposure with any one financial institution. Credit risk with respect to our accounts receivable is diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We have a comprehensive credit policy in place and exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount and we sell the majority of our products through our direct sales force. Credit risk is mitigated through collateral such as letter of credit, bank guarantees or payment terms like cash in advance. Credit evaluation is performed by an independent team to ensure proper segregation of duties. No single customer accounted for more than 10 percent or more of combined accounts receivable as of October 31, 2010 and October 31, 2009.

Derivative instruments. Agilent is exposed to global market exchange rate and interest rate risks in the normal course of business. We enter into foreign exchange contracts, primarily forward contracts and purchased options and interest rate swaps to manage financial exposures resulting from changes in foreign currency exchange rates and interest rates. In the vast majority of cases, these contracts are designated at inception as hedges of the related foreign currency or interest exposures. Foreign currency exposures include committed and anticipated revenue and expense transactions and assets and liabilities that are denominated in currencies other than the functional currency of the subsidiary. Interest rate exposures are associated with the company's fixed-rate debt. For option contracts, we exclude time value from the measurement of effectiveness. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate and interest rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; foreign exchange hedging contracts generally mature within twelve months and interest rate swaps mature at the same time as the maturity of the debt. In order to manage foreign currency exposures in a few limited jurisdictions, such as China, we may enter into foreign exchange contracts that do not qualify for hedge accounting. In such circumstances, the local foreign currency exposure is offset by contracts owned by the parent company. We do not use derivative financial instruments for speculative trading purposes.

All derivatives are recognized on the balance sheet at their fair values. For derivative instruments that are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in the consolidated statement of operations in the current period, along with the offsetting gain or loss on the hedged item attributable to the hedged risk. For derivative instruments that are designated and qualify as a cash flow or net investment hedge, changes in the value of the effective portion of the derivative instrument is recognized in accumulated comprehensive income, a component of stockholders' equity. Amounts associated with cash flow hedges are reclassified and recognized in income when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Amounts associated with net investment hedges are recognized only when the subsidiary is sold or liquidated. Derivatives not designated as hedging instruments are recorded on the balance sheet at their fair value and changes in the fair values are recorded in the income statement in the current period. Derivative instruments are subject to master netting arrangements and qualify for net presentation in the balance sheet. Changes in the fair value of the ineffective portion of derivative instruments are recognized in earnings in the current period. Ineffectiveness in 2010, 2009 and 2008 was not significant.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger, and the resulting gain or loss is reflected in the consolidated statement of operations. Buildings and improvements are depreciated over the lesser of their useful lives or the remaining term of the lease and machinery and equipment over three to ten years. We currently use the straight-line method to depreciate assets.

Leases. We lease buildings, machinery and equipment under operating leases for original terms ranging generally from one to fifteen years. Certain leases contain renewal options for periods up to six years.

Capitalized software. We capitalize certain internal and external costs incurred to acquire or create internal use software. Capitalized software is included in property, plant and equipment and is depreciated over three to five years once development is complete.

Impairment of long-lived assets. We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Employee compensation and benefits. Amounts owed to employees, such as accrued salary, bonuses and vacation benefits are accounted for within employee compensation and benefits. The total amount of accrued vacation benefit was $ 142 million as of October 31, 2010 and $133 million as of October 31, 2009.

Foreign currency translation. We translate and remeasure balance sheet and income statement items into U.S. dollars. For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates; revenue and expenses are translated using monthly exchange rates which approximate to average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive loss in stockholders' equity. The cumulative translation adjustment balance at October 31, 2010 and 2009 was an unrealized gain of $460 million and $390 million, respectively.

For those subsidiaries that operate in a U.S. dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for nonmonetary assets and capital accounts which are remeasured at historical exchange rates. Revenue and expenses are generally remeasured at monthly exchange rates which approximate average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in consolidated net income (loss). Net gains or losses resulting from foreign currency transactions, including hedging gains and losses, reported in other income (expense), net and were $1 million net loss for both fiscal years 2010 and 2009 and $4 million net gain for fiscal year 2008.

2. New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued guidance on measurements of fair value. The guidance defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The guidance does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued authoritative guidance which allowed for the delay of the effective date of the authoritative guidance for nonfinancial assets and nonfinancial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Effective November 1, 2008, we adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of the guidance for financial assets and financial liabilities did not have a material impact on the company's results of operations or the fair values of its financial assets and liabilities. We adopted the provisions for nonfinancial assets and nonfinancial liabilities as of November 1, 2009 and there was no material impact on our consolidated financial statements.

In December 2007, the FASB issued amendments to the guidance for business combinations. The revised guidance provides the recognition and measurement requirements of identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also requires additional disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. As a result of adopting the amended guidance on November 1, 2009, approximately $6 million of business combination costs, previously capitalized, were recognized in net income for the three months ended January 31, 2010. In process research and development ("IPR&D") is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When the IPR&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If an IPR&D project is abandoned, Agilent will record a charge for the value of the related intangible asset to Agilent's consolidated statement of operations in the period it is abandoned.

In December 2007, the FASB issued new guidance on non-controlling interests in consolidated financial statements. The guidance requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled, and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This guidance was effective beginning November 1, 2009 and had no material impact on our consolidated financial statements.

In January 2010, the FASB issued guidance that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2009, except for gross presentation of activity in level 3 which is effective for annual periods beginning after December 15, 2010, and for interim periods in those years. We adopted the guidance for new disclosures for fair value measurements and clarification for existing disclosure requirements as of February 1, 2010 and there was no material impact on our consolidated financial statements. We do not expect a material impact on our consolidated financial statements when we adopt the guidance for level 3 activity. See Note 12, "Fair Value Measurements" for additional information on the fair value of financial instruments.

In December 2008, the FASB issued amendments to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The guidance requires detailed disclosures regarding the investment strategies, fair value measurements, and concentrations of risk of plan assets of a defined benefit pension or other postretirement plan. The authoritative guidance is effective for fiscal years ending after December 15, 2009 and will be applied prospectively. As required, the company has adopted the guidance effective October 31, 2010 (see Note 15, "Retirement Plans and Post Retirement Pension Plans"). The adoption of the amendments did not have a material impact to our consolidated financial statements.

In October 2009, the FASB amended revenue recognition guidance for arrangements with multiple deliverables. The guidance eliminates the residual method of revenue recognition and allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. Full retrospective application of the guidance is optional. We are still in the process of evaluating the impact of adopting this guidance but do not expect it to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product's essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. Full retrospective application of the new guidance is optional. This guidance must be adopted in the same period that we adopt the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. We are still in the process of evaluating the impact of adopting this guidance but do not expect it to have a material impact on our consolidated financial statements.

In April 2010, the FASB issued guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, with early adoption permitted. We do not expect a material impact on our consolidated financial statements due to the adoption of this guidance.

3. Acquisition of Varian

On May 14, 2010, we completed the previously announced acquisition of Varian through the merger of Varian and Cobalt Acquisition Corp., a direct wholly-owned subsidiary of Agilent (the "Purchaser") under the Merger Agreement, dated July 26, 2009. As a result of the merger, Varian has become a wholly-owned subsidiary of Agilent. Accordingly, the results of Varian are included in Agilent's consolidated financial statements from the date of the merger. For the period from May 15, 2010 to October 31, 2010, Varian's net revenue was $320 million.

The consideration paid was approximately $1,507 million, comprising $52 cash per share of Varian's outstanding common stock. We also paid $17 million to acquire Varian's vested in-the money stock options at $52 cash per share less their exercise price. In addition we paid $12 million for Varian's non-vested in-the-money stock options at $52 cash per share less their exercise price, Varian's non-vested restricted stock awards and non-vested performance shares, at 100 percent of target each at $52 cash per share. In accordance with the authoritative accounting guidance, settlement of the non-vested awards is considered to be for the performance of post combination services and is therefore stock-based compensation expensed immediately after acquisition. Agilent funded the acquisition using the proceeds from our September 2009 offering of senior notes and other existing cash.

The Varian merger was accounted for in accordance with the authoritative accounting guidance. The acquired assets and assumed liabilities were recorded by Agilent at their estimated fair values. Agilent determined the estimated fair values with the assistance of appraisals or valuations performed by independent third party specialists, discounted cash flow analyses, quoted market prices where available, and estimates made by management. We expect to realize operational and cost synergies, leverage the existing sales channels and product development resources, and utilize the assembled workforce. The company expects the combined entity to achieve significant savings in corporate and divisional overhead costs. The company also anticipates opportunities for growth through expanded geographic and customer segment diversity and the ability to leverage additional products and capabilities. These factors, among others, contributed to a purchase price in excess of the estimated fair value of Varian's net identifiable assets acquired (see summary of net assets below), and, as a result, we have recorded goodwill in connection with this transaction.

Goodwill acquired was allocated to our operating segments and reporting units as a part of the purchase price allocation. We do not expect the goodwill recognized to be deductible for income tax purposes. Any impairment charges made in the future associated with goodwill will not be tax deductible.

A portion of the overall purchase price was allocated to acquired intangible assets. Amortization expense associated with acquired intangible assets is not deductible for tax purposes. Therefore, approximately $138 million was established as a deferred tax liability for the future amortization of these intangibles.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed on the closing date of May 14, 2010 (in millions):

Cash and cash equivalents	$ 226
Accounts receivable	138
Inventories	170
Other current assets	47
Property, plant and equipment	126
Intangible assets	417
Other assets	13
Goodwill	787
Total assets acquired	1,924
Accounts payable	(65)
Employee compensation and benefits	(43)
Deferred revenue	(30)
Other accrued liabilities	(72)
Long-term debt	(15)
Retirement and post-retirement benefits	(18)
Other long-term liabilities	(157)
Net assets acquired	$ 1,524

The fair value of cash and cash equivalents, accounts receivable, other current assets, accounts payable and other accrued liabilities were generally determined using historical carrying values given the short-term nature of these assets and liabilities.

The fair values for acquired inventory, property, plant and equipment, intangible assets, retirement and post-retirement benefits, and deferred revenue were determined with the assistance of valuations performed by independent valuation specialists.

The fair values of certain other assets, long-term debt, and certain other long-term liabilities were determined internally using discounted cash flow analyses and estimates made by management.

The company has completed its business combination accounting as of May 14, 2010.

Valuations of intangible assets acquired

The components of intangible assets acquired in connection with the Varian acquisition were as follows (in millions):

	Fair Value	Estimated Useful Life
Developed product technology	$ 221	1-7 yrs
Customer relationships	157	2-10 yrs
Tradenames and trademarks	10	1.5 yrs
Order backlog	9	0.5-1 yr
Total intangible assets subject to amortization	397	
In-process research and development	20	
Total intangible assets	$ 417	

Acquisition and integration costs directly related to the Varian merger totaled $102 million for the year ended October 31, 2010 and were substantially recorded in selling, general and administrative expenses. Such costs are expensed in accordance with the authoritative accounting guidance.

The following represents pro forma operating results as if Varian had been included in the company's condensed consolidated statements of operations as of the beginning of the fiscal years presented (in millions, except per share amounts):

	2010	2009
Net revenue	$ 5,871	$ 5,258
Net income (loss)	$ 648	$ (192)
Net income (loss) per share – basic	$ 1.87	$ (0.55)
Net income (loss) per share – diluted	$ 1.84	$ (0.55)

The pro forma financial information assumes that the companies were combined as of November 1, 2009 and 2008 and include business combination accounting effects from the acquisition including amortization charges from acquired intangible assets, reduction in revenue and increase in cost of sales due to the respective estimated fair value adjustments to deferred revenue and inventory, decrease to interest income for cash used in the acquisition, increase in interest expense associated with debt issue to fund the acquisition, acquisition related transaction costs and tax related effects. The pro forma information as presented above is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2010 and 2009.

The unaudited pro forma financial information for the year ended October 31, 2010 combine the historical results of Agilent for the year ended October 31, 2010 (which include Varian after the acquisition date) and the historical results of Varian for the six months ended April 2, 2010 and the period May 1, 2010 to May 14, 2010.

The unaudited pro forma financial information for the year ended October 31, 2009 combine the historical results of Agilent for the year ended October 31, 2009 and the historical results for Varian for the year ended October 2, 2009 (due to differences in reporting periods).

4. Share-Based Compensation

Agilent accounts for share-based awards in accordance with the provisions of the revised accounting guidance which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock option awards, restricted stock units, employee stock purchases made under our ESPP and performance share awards granted to selected members of our senior management under the LTPP based on estimated fair values.

Description of Share-Based Plans

Employee stock purchase plan. Effective November 1, 2000, we adopted the ESPP. Prior to November 1, 2008, under the provisions of the ESPP, eligible employees could contribute up to ten percent of their base compensation to purchase shares of our common stock at 85 percent of the lower of the fair market value at the entry date or the purchase date of each offering period, as defined by the ESPP. Effective November 1, 2008, the Compensation Committee of Board of Directors approved a change to our ESPP that eliminated the look back period. The ESPP will continue to allow eligible employees to purchase shares of our common stock at 85 percent of the purchase price, but only uses the purchase date to establish the fair market value. As of October 31, 2010, the number of shares of common stock authorized and available for issuance under our ESPP was 31,384,979. Shares authorized for issuance in connection with the ESPP are subject to an automatic annual increase of the lesser of one percent of the outstanding shares of common stock of Agilent on November 1, or an amount determined by the Compensation Committee of our Board of Directors. Under the terms of the ESPP, in no event shall the number of shares issued under the ESPP exceed 75 million shares.

Incentive compensation plans. On November 19, 2008 and March 11, 2009, the Compensation Committee of Board of Directors and the stockholders, respectively, approved the Agilent Technologies, Inc. 2009 Stock Plan (the "2009 Stock Plan") to replace the Company's 1999 Stock Plan and 1999 Stock Non-Employee Director Stock Plan and subsequently reserved 25 million shares of Company common stock that may be issued under the 2009 Plan, plus any shares forfeited or cancelled under the 1999 Stock Plan. The 2009 Stock Plan provides for the grant of awards in the form of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance shares and performance units with performance-based conditions on vesting or exercisability, and cash awards. The 2009 Plan has a term of ten years. As of October 31, 2010, 23,937,201 shares were available for future awards under the 2009 Stock Plan.

Stock options granted under the 2009 Stock Plans may be either "incentive stock options", as defined in Section 422 of the Internal Revenue Code, or non-statutory. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant and generally have a maximum contractual term of ten years. The exercise price for stock options is generally not less than 100 percent of the fair market value of our common stock on the date the stock award is granted.

Effective November 1, 2003, the Compensation Committee of the Board of Directors approved the LTPP, which is a performance stock award program under the 1999 and 2009 Stock Plans, for the company's executive officers and other key employees. Participants in this program are entitled to receive unrestricted shares of the company's stock after the end of a three-year period, if specified performance targets are met. LTPP awards are generally designed to meet the criteria of a performance award with the performance metrics and peer group comparison set at the beginning of the performance period. Based on the performance metrics the final award may vary from zero to 200 percent of the target award. The maximum contractual term for awards under the LTPP program is three years. We consider the dilutive impact of this program in our diluted net income (loss) per share calculation only to the extent that the performance conditions are met.

In March 2007, we began to issue restricted stock units under our share-based plans. The estimated fair value of the restricted stock unit awards granted under the Stock Plans is determined based on the market price of Agilent's common stock on the date of grant. Restricted stock units generally vest at a rate of 25 percent per year over a period of four years from the date of grant.

Impact of Share-Based Compensation Awards

We have recognized compensation expense based on the estimated grant date fair value method under the revised authoritative guidance. For all share-based awards we have recognized compensation expense using a straight-line amortization method. As the guidance requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation has been reduced for estimated forfeitures.

The impact on our results for share-based compensation was as follows:

	Years Ended October 31,		
	2010	2009	2008
	(in millions)		
Cost of products and services	$ 14	$ 14	$ 17
Research and development	10	11	13
Selling, general and administrative	42	46	52
Total share-based compensation expense	$66	$71	$82

At October 31, 2010 there was no share-based compensation capitalized within inventory. Income tax benefit recognized in 2010, 2009 and 2008 in the statement of operations for share-based compensation was not material. The weighted average grant date fair value of options, granted in 2010, 2009 and 2008 was $9.81, $5.77 and $12.01 per share, respectively.

Included in the 2010 and 2009 expense is incremental expense for the acceleration of share-based compensation related to the announced workforce reduction plan was $2 million and $5 million respectively. Upon termination of the employees impacted by workforce reduction, the non-vested Agilent awards held by these employees immediately vest. Employees have a period of up to three months in which to exercise the Agilent options before such options are cancelled. In addition, in 2010, we reversed approximately $3 million of expense for the cancellation of non-vested awards related to the separation of a senior executive.

Valuation Assumptions

For all periods presented, the fair value of share based awards for employee stock option awards was estimated using the Black-Scholes option pricing model. For all periods presented, shares granted under the LTPP were valued using a Monte Carlo simulation. As a result of the change in our ESPP effective November 1, 2008, no Black-Scholes assumptions were required in the valuation of awards granted under our current ESPP for 2010 and 2009. For 2008, the value of share-based awards for ESPP awards was estimated using the Black-Scholes option pricing model. The estimated fair value of restricted stock unit awards was determined based on the market price of Agilent's common stock on the date of grant.

The assumptions used to estimate the fair value of employee stock options granted, ESPP purchases and the LTPP were as follows:

	Years Ended October 31,		
	2010	2009	2008
Stock Option Plans:			
Weighted average risk-free interest rate	2.19%	2.31%	3.16%
Dividend yield	0%	0%	0%
Weighted average volatility	37%	32%	33%
Expected life	4.40 yrs	4.40 yrs	4.60 yrs
ESPP:			
Weighted average risk-free interest rate	N/A	N/A	2.93%
Dividend yield	N/A	N/A	0%
Weighted average volatility	N/A	N/A	31%
Expected life	N/A	N/A	0.5-1 yrs
LTPP:			
Volatility of Agilent shares	39%	33%	27%
Volatility of selected peer-company shares	20%-80%	17%-62%	17%-52%
Price-wise correlation with selected peers	53%	35%	24%

Both the Black-Scholes and Monte Carlo simulation fair value models require the use of highly subjective and complex assumptions, including the option's expected life and the price volatility of the underlying stock. For 2010 and 2009 the expected stock price volatility assumption was determined using the historical volatility of Agilent's stock options over the most recent historical period equivalent to the expected life. For 2008, we used implied volatility of Agilent's publicly traded, similarly priced, stock options to estimate the expected stock price volatility assumption for employee stock option awards. Management believes that based on current data historical period estimates of volatility are more appropriate than implied volatility. In reaching this conclusion, we have considered many factors including the limited number of Agilent options currently traded and our limited ability to find traded options in the current market with similar terms and prices to the options we are valuing.

In the first quarter of 2009, we revised our estimate of the expected life of our employee stock options from 4.6 years to 4.4 years. In revising the estimate, we considered the historical option exercise behavior of our employees, which we believe is representative of future behavior. In the first quarter of 2009, we granted the majority of our employee stock options to executive employees and the review of our data indicated that our executive employees, on average, exercise their options at 4.4 years. There was no change to the expected life of our employee stock options in 2010.

Share-Based Payment Award Activity

Employee Stock Options

The following table summarizes employee stock option award activity made to our employees and directors for 2010:

	Options Outstanding	Weighted Average Exercise Price
	(in thousands)	
Outstanding at October 31, 2009	33,888	$28
Granted	1,717	$29
Exercised	(10,346)	$25
Cancelled/Forfeited/Expired	(2,578)	$39
Plan Shares Expired	(37)	$59
Outstanding at October 31, 2010	22,644	$28

The plan shares expired per the above table represent cancelled options granted under the pre-spin Hewlett Packard stock option plan that are not added back to our available for grant options.

Forfeited and expired options from total cancellations in 2010 were as follows:

	Options Cancelled	Weighted Average Exercise Price
	(in thousands)	
Forfeited	385	$27
Expired	2,230	$41
Total Options Cancelled at October 31, 2010	2,615	$39

The options outstanding and exercisable for equity share-based payment awards at October 31, 2010 were as follows:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
	(in thousands)	(in years)		(in thousands)	(in thousands)	(in years)		(in thousands)
$ 0 - 25	8,712	3.6	$20	$127,351	7,511	2.9	$20	$108,358
$25.01 - 30	2,712	6.5	$29	16,768	1,150	3.1	$27	8,428
$30.01 - 40	10,827	4.4	$33	24,326	10,167	4.3	$33	23,924
$40.01 & over...	393	0.1	$56	0	393	0.1	$56	0
	22,644	4.3	$28	$168,445	19,221	3.6	$28	$140,710

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the company's closing stock price of $34.80 at October 29, 2010, which would have been received by award holders had all award holders exercised their awards that were in-the-money as of that date. The total number of in-the-money awards exercisable at October 31, 2010 was approximately 17 million.

The following table summarizes the aggregate intrinsic value of options exercised and the fair value of options granted in 2010, 2009 and 2008:

	Aggregate Intrinsic Value	Weighted Average Exercise Price	Value Using Black-Scholes Model
	(in thousands)		
Options exercised in fiscal 2008	$62,955	$26	
Black-Scholes value of options granted during fiscal 2008			$12
Options exercised in fiscal 2009	$ 7,836	$20	
Black-Scholes value of options granted during fiscal 2009			$ 6
Options exercised in fiscal 2010	$72,325	$25	
Black-Scholes value of options granted during fiscal 2010			$10

As of October 31, 2010, the unrecognized share-based compensation costs for outstanding stock option awards, net of expected forfeitures, was approximately $10 million which is expected to be amortized over a weighted-average period of 2.5 years. The amount of cash received from the exercise of share-based awards granted was $299 million in 2010, $71 million in 2009 and $211 million in 2008. See Note 5, "Provision for Income Taxes" for the tax impact on share-based award exercises.

Non-vested Awards

The following table summarizes non-vested award activity in 2010 primarily for our LTPP and restricted stock unit awards:

	Shares	Weighted Average Grant Price
	(in thousands)	
Non-vested at October 31, 2009	3,092	$30
Granted	1,612	$30
Vested	(1,175)	$31
Forfeited	(263)	$29
FY2007 LTPP Incremental Issuance	18	$29
Non-vested at October 31, 2010	3,284	$29

As of October 31, 2010, the unrecognized share-based compensation costs for non-vested restricted stock awards, net of expected forfeitures, was approximately $37 million which is expected to be amortized over a weighted-average period of 2.3 years. The total fair value of restricted stock awards vested was $35 million for 2010, $25 million for 2009 and $40 million for 2008.

5. Provision For Income Taxes

The provision for income taxes is comprised of:

	Years Ended October 31,		
	2010	2009	2008
	(in millions)		
U.S. federal taxes:			
Current	$ (40)	$ (20)	$ 39
Deferred	37	26	(33)
Non-U.S. taxes:			
Current	145	20	114
Deferred	(141)	6	(3)
State taxes, net of federal benefit:			
Current	12	10	22
Deferred	(5)	(4)	(17)
Total provision	$ 8	$ 38	$122

The income tax provisions do not reflect potential future tax savings resulting from excess deductions associated with our various share-based award plans.

The significant components of deferred tax assets and deferred tax liabilities included on the consolidated balance sheet are:

	Years Ended October 31,			
	2010		2009	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in millions)			
Inventory	$ 84	$ —	$ 76	$ —
Intangibles	—	132	—	7
Property, plant and equipment	4	16	19	72
Warranty reserves	14	1	11	1
Retiree medical benefits	43	2	44	1
Other retirement benefits	83	49	98	50
Employee benefits, other than retirement	213	—	192	—
Net operating loss, capital loss, and credit carryforwards	392	—	248	—
Unremitted earnings of foreign subsidiaries	—	88	—	53
Share-based compensation	51	—	54	—
Deferred revenue	93	2	284	—
Other	51	3	41	3
Subtotal	1,028	293	1,067	187
Tax valuation allowance	(527)	—	(684)	—
Total deferred tax assets or deferred tax liabilities	$ 501	$ 293	$ 383	$ 187

The breakdown between current and non-current deferred tax assets and deferred tax liabilities was as follows for the years 2010 and 2009:

	Years Ended October 31,	
	2010	2009
	(in millions)	
Current deferred tax assets (included within other current assets)	$ 99	$ 139
Long-term deferred tax assets (included within other assets)	190	47
Current deferred tax liabilities (included within other accrued liabilities)	(10)	(3)
Long-term deferred tax liabilities (included within other long-term liabilities)	(71)	13
Total	$208	$196

The consolidated balance sheet reflects the allocation of the valuation allowance based on the pro-rata portion of gross current and non-current deferred tax assets in each jurisdiction where a valuation allowance is required. During 2003, we established valuation allowances for the deferred tax assets of the U.S. and certain entities in foreign jurisdictions. The valuation allowances require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. During 2007, we concluded that it is more likely than not that a significant portion of our U.S. federal deferred tax assets would be realized and reversed a portion of the valuation allowance. During 2008, we maintained a partial U.S. federal valuation allowance and concluded that a significant portion of our U.S. state deferred tax assets would be realized and reversed a portion of the valuation allowance. During 2009 and 2010, we continued to maintain the partial valuation allowances for U.S. federal and state deferred tax assets. We intend to maintain a partial or full valuation allowance in these jurisdictions until sufficient positive evidence exists to support reversal. In 2010, after consideration of all the available positive and negative evidence, we concluded that it is more likely than not that all of the U.K. deferred tax assets will be realized and reversed the entire valuation allowance.

At October 31, 2010, we had federal net operating loss carryforwards of approximately $26 million and tax credit carryforwards of approximately $162 million. The federal net operating losses expire in years beginning 2015 through 2027, and the federal tax credits begin to expire in 2018, if not utilized. At October 31, 2010, we had state net operating loss carryforwards of approximately $74 million which expire in years beginning 2013 through 2030, if not utilized. In addition, we had state tax credit carryforwards of $46 million that do not expire. All of the federal and some of the state net operating loss carryforwards are subject to change of ownership limitations provided by the Internal Revenue Code and similar state provisions. These annual loss limitations may result in the expiration or reduced utilization of the net operating losses. At October 31, 2010, we also had foreign net operating loss carryforwards of approximately $510 million. Of this foreign loss, $335 million will expire in years beginning 2011 through 2024, if not utilized. The remaining $175 million has an indefinite life. Some of the foreign losses are subject to annual loss limitation rules.

The authoritative guidance prohibits recognition of a deferred tax asset for excess tax benefits related to stock and stock option plans that have not yet been realized through reduction in income taxes payable. Such unrecognized deferred tax benefits totaled $161 million as of October 31, 2010 and will be accounted for as a credit to shareholders' equity, if and when realized through a reduction in income taxes payable.

The differences between the U.S. federal statutory income tax rate and our effective tax rate are:

	Years Ended October 31,		
	2010	2009	2008
	(in millions)		
Profit before tax times statutory rate	$ 242	$ 2	$ 285
State income taxes, net of federal benefit	4	6	5
Non-U.S. income taxed at different rates	(66)	(24)	(118)
Research credits	(1)	(7)	(7)
Hewlett Packard tax sharing agreement adjustment	(17)	–	
Nondeductible goodwill	–	2	–
Nondeductible employee stock purchase plan expense	1	2	3
Other, net	7	11	18
Valuation allowances	(162)	46	(64)
Provision for income taxes	$ 8	$ 38	$ 122
Effective tax rate	1%	543%	15%

The domestic and foreign components of income (loss) earnings before taxes are:

	Years Ended October 31,		
	2010	2009	2008
	(in millions)		
U.S. operations	$163	$(226)	$(100)
Non-U.S. operations	529	233	915
Total income from operations	$692	$ 7	$ 815

For 2010, the annual effective tax rate was 1 percent. The 1 percent effective tax rate includes a $101 million beneficial release of the U.K. valuation allowance, a $32 million current year increase in prior year tax reserves, and tax on earnings in jurisdictions that have low effective tax rates. Also included is a $17 million tax benefit related to a $54 million non-taxable settlement payment received in connection with a tax sharing agreement between Agilent and Hewlett Packard Company. Without considering interest and penalties, the rate reflects taxes in all jurisdictions except the U.S. and foreign jurisdictions in which income tax expense or benefit continues to be offset by adjustments to valuation allowances. We intend to maintain a partial or full valuation allowances in these jurisdictions until sufficient positive evidence exists to support its reversal.

For 2009, the annual effective tax rate was 543 percent. The 543 percent effective tax rate reflects that our structure has a fixed component of tax and that on reduced profitability unusual tax rate results. The tax rate also includes tax on earnings in jurisdictions that have low effective tax rates. In addition, net tax benefits totaling $67 million relating primarily to the lapses of statutes of limitations and tax settlements in foreign jurisdictions are incorporated in the rate. Without considering interest and penalties, the rate reflects taxes in all jurisdictions except the U.S. and foreign jurisdictions where we have recorded valuation allowances.

For 2008, the annual effective tax rate was 15 percent. The 15 percent effective tax rate includes a beneficial release of a portion of the U.S. federal and state valuation allowances which results in U.S. tax expense of nearly zero. It also includes tax on earnings in other jurisdictions that have low effective tax rates. Without considering interest and penalties, the provision for taxes was recorded for income generated in jurisdictions other than the Netherlands, Puerto Rico, Switzerland, the U.S., and the U.K. where we have recorded valuation allowances.

Agilent records U.S. income taxes on the undistributed earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the U.S. As of October 31, 2010, the cumulative amount of undistributed earnings considered permanently reinvested is $3,414 million. The determination of the unrecognized deferred tax liability on these earnings is not practicable. If management decides to remit these permanently reinvested earnings to the U.S. in a future period, our provision for income taxes may increase materially in that period.

During 2010 Agilent enjoyed tax holidays in several different jurisdictions, most significantly in Singapore, Malaysia, and Switzerland. However, in 2010 Agilent and the Swiss Authorities mutually agreed to exit the Swiss tax holiday. The impact of exiting this agreement does not have a material impact to the consolidated financial statements. The tax holidays provide lower rates of taxation on certain classes of income and require various thresholds of investments and employment or specific types of income in those jurisdictions. The tax holidays are due for renewal between 2015 and 2023. As a result of the incentives, the impact of the tax holidays decreased income taxes by $62 million, $14 million and $112 million in 2010, 2009 and 2008, respectively. The benefit of the tax holidays on net income per share (diluted) was approximately $0.18, $0.04 and $0.30 in 2010, 2009 and 2008, respectively.

We are subject to ongoing tax examinations of our tax returns by the Internal Revenue Service and other tax authorities in various jurisdictions. In accordance with the guidance on the accounting for uncertainty in income taxes, we regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. If our estimate of income tax liabilities proves to be less than the ultimate assessment, then a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

We include interest and penalties related to unrecognized tax benefits within the provision for income taxes on the consolidated statements of operations. As of October 31, 2010, we accrued and reported $53.8 million of interest and penalties relating to unrecognized tax benefits of which $5.4 million was recognized in 2010. As of October 31, 2009, we accrued and reported $41.1 million of interest and penalties relating to unrecognized tax benefits of which $(0.2) million was recognized in 2009.

We adopted the authoritative guidance for uncertain tax positions on November 1, 2007. A 2010 and 2009 rollforward of our uncertain tax positions including all federal, state and foreign tax jurisdictions is as follows:

	2010	2009
	(in millions)	
Balance, beginning of year	$930	$946
Additions for acquisitions	15	0
Additions for tax positions related to the current year	46	18
Additions for tax positions from prior years	75	34
Reductions for tax positions from prior years	(284)	(61)
Settlements with taxing authorities	(119)	(0)
Statute of limitations expirations	(7)	(7)
Balance, end of year	$656	$930

In the U.S., the tax years remain open back to the year 2000. In other major jurisdictions where we conduct business, the tax years generally remain open back to the year 2003. It is reasonably possible that changes to our unrecognized tax benefits could be significant in the next twelve months due to lapses of statutes of limitation and tax audit settlements. As a result of uncertainties regarding the timing of the completion of tax audits in various jurisdictions and their possible outcomes, an estimate of the range of increase or decrease that could occur in the next twelve months cannot be made.

On August 31, 2010 we reached an agreement with the Internal Revenue Service ("IRS") for tax years 2000 through 2002. The adjustments were offset by applying available net operating losses and had no material impact on our Statement of Operations. Our U.S. federal income tax returns for 2003 through 2007 are under audit by the IRS. In December 2010, we reached an agreement with the IRS for tax years 2003-2005. In addition, Agilent and the IRS reached an agreement on transfer pricing issues covering years 2003-2007. Tax adjustments resulting from these agreements will be offset with net operating losses and tax credit carryforwards.

6. Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented below. As a result of the company's net loss in 2009, the computation of diluted net loss per share for 2009 excludes the diluted impact of all common stock equivalents outstanding.

	Years Ended October 31,		
	2010	2009	2008
	(in millions)		
Numerator:			
Net income (loss)	$684	$(31)	$693
Denominators:			
Basic weighted average shares	347	346	363
Potentially dilutive common stock equivalents – stock options and other employee stock plans	6	–	8
Diluted weighted average shares	353	346	371

The dilutive effect of share-based awards is reflected in diluted net income (loss) per share by application of the treasury stock method, which includes consideration of unamortized share-based compensation expense and the dilutive effect of in-the-money options and non-vested restricted stock units. Under the treasury stock method, the amount the employee must pay for exercising stock options and unamortized share-based compensation expense are assumed proceeds to be used to repurchase hypothetical shares. An increase in the fair market value of the company's common stock can result in a greater dilutive effect from potentially dilutive awards. The total number of share-based awards issued in 2010, 2009 and 2008 were 13 million, 5 million and 10 million, respectively.

The following table presents options to purchase shares of common stock, which were not included in the computation of diluted net income (loss) per share because they were anti-dilutive.

	Years Ended October 31,		
	2010	2009	2008
Options to purchase shares of common stock (in millions)	11	29	7
Weighted-average exercise price	$34	$30	$42
Average common stock price	$31	$20	$33

7. Supplemental Cash Flow Information

Cash paid for income taxes was $48 million in 2010, $113 million in 2009 and $210 million in 2008. Cash paid for interest was $89 million in 2010 and $88 million in 2009 and 2008.

8. Inventory

	October 31,	
	2010	2009
	(in millions)	
Finished goods	$338	$285
Purchased parts and fabricated assemblies	378	267
Inventory	$716	$552

Inventory-related excess and obsolescence charges of $30 million, $54 million and $24 million were recorded in total cost of products in 2010, 2009 and 2008, respectively. We record excess and obsolete inventory charges for both inventory on our site as well as inventory at our contract manufacturers and suppliers where we have non-cancelable purchase commitments.

9. Property, Plant and Equipment, Net

	October 31,	
	2010	2009
	(in millions)	
Land	$ 137	$ 97
Buildings and leasehold improvements	1,268	1,210
Machinery and equipment	793	779
Software	377	365
Total property, plant and equipment	2,575	2,451
Accumulated depreciation and amortization	(1,595)	(1,606)
Property, plant and equipment, net	$ 980	$ 845

Asset impairments other than restructuring were $7 million in 2010 and zero and $1 million 2009 and 2008, respectively. Depreciation expenses were $124 million in 2010, $112 million in 2009 and $126 million in 2008.

10. Goodwill and Other Intangible Assets

The goodwill balances at October 31, 2010 and 2009 and the movements in 2010 and 2009 for each of our reportable segments are shown in the table below:

	Life Sciences	Chemical Analysis	Electronic Measurement	Total
	(in millions)			
Goodwill as of October 31, 2008	$122	$156	$368	$ 646
Foreign currency translation impact	—	1	25	26
Divestitures	—	(7)	(15)	(22)
Goodwill arising from acquisitions	1	1	3	5
Goodwill as of October 31, 2009	$123	$151	$381	$ 655
Foreign currency translation impact	5	17	23	45
Divestitures	(1)	(24)	(13)	(38)
Goodwill arising from acquisitions	184	603	7	794
Goodwill as of October 31, 2010	$311	$747	$398	$1,456

The component parts of other intangible assets at October 31, 2010 and 2009 are shown in the table below:

	Other Intangible Assets		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
		(in millions)	
As of October 31, 2009:			
Purchased technology	$281	$170	$111
Trademark/Tradename	32	6	26
Customer relationships	85	55	30
Total	$398	$231	$167
As of October 31, 2010:			
Purchased technology	$466	$176	$290
Backlog	12	12	—
Trademark/Tradename	39	13	26
Customer relationships	236	77	159
Total amortizable intangible assets	$753	$278	$475
In-Process R&D	19	—	19
Total	$772	$278	$494

In 2010, we recorded $794 million of goodwill primarily relating to the Varian acquisition. The Varian acquisition is fully discussed in Note 3. Goodwill was reduced by $38 million due to divestitures of the network systems business and Hycor during 2010. We recorded $422 million of additions to other intangible assets and recorded $13 million of impairment charges to other intangible assets and reduced other intangible assets by $13 million primarily related to divestiture of the Hycor business.

In 2009, we recorded $5 million of goodwill primarily relating to the purchase of the remaining unowned portion of a joint venture. Goodwill was reduced by $22 million due to businesses that we divested during 2009 some of which had not been fully integrated into Agilent. We recorded zero additions to other intangibles and recorded $16 million of impairment charges to other intangibles primarily related to divested businesses.

Amortization of intangible assets was $76 million in 2010, $45 million in 2009, and $53 million in 2008. Future amortization expense related to existing purchased intangible assets is estimated to be $105 million in 2011, $85 million for 2012, $70 million for 2013, $61 million for 2014, $50 million for 2015, and $123 million thereafter.

11. Investments

The following table summarizes the company's investments as of October 31, 2010 and 2009 (net book value):

	October 31, 2010	October 31, 2009
	(in millions)	
Short-Term		
Available-for-sale investments	$ –	$ 14
Long-Term		
Cost method investments	$ 80	$ 82
Trading securities	52	50
Available-for-sale investments	10	31
Total	$142	$163

Cost method investments consist of non-marketable equity securities and two special funds and are accounted for at historical cost. Trading securities are reported at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, included in stockholders' equity.

Investments in available-for-sale securities at estimated fair value were as follows as of October 31, 2010 and October 31, 2009:

	October 31, 2010				October 31, 2009			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)							
Debt securities	$–	$–	$–	$ –	$36	$–	$–	$36
Equity securities	4	6	–	10	4	5	–	9
	$4	$6	$–	$10	$40	$5	$–	$45

All of our investments, excluding trading securities, are subject to periodic impairment review. The impairment analysis requires significant judgment to identify events or circumstances that would likely have significant adverse effect on the future value of the investment. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, the financial condition and near-term prospects of the investee, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Amounts included in other income (expense) for realized gains and losses on the sale of available-for-sale securities and other than temporary impairments were as follows:

	Years Ended October 31, 2010	2009	2008
	(in millions)		
Available-for-sale investments – realized gain (loss)	$2	$ 1	$ (4)
Other than temporary impairment on investments	$–	$ (9)	$ (6)

Net unrealized gains and losses on our trading securities portfolio were $6 million of unrealized gains in 2010, $6 million of unrealized losses in 2009 and $15 million of unrealized losses in 2008.

Realized gains from the sale of cost method securities were zero for 2010 and $1 million and zero realized gains for 2009 and 2008, respectively.

12. Fair Value Measurements

The authoritative guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market and assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

The guidance establishes a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into three levels. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1–applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2–applies to assets or liabilities for which there are inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, for the asset or liability such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in less active markets; or other inputs that can be derived principally from, or corroborated by, observable market data.

Level 3–applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis as of October 31, 2010 were as follows:

		Fair Value Measurement at October 31, 2010 Using		
	October 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in millions)		
Assets:				
Short-term				
Cash equivalents (money market funds)	$1,600	$1,600	$ —	$—
Derivative instruments (foreign exchange contracts)	24	—	24	—
Restricted cash (commercial paper)	1,550	—	1,550	—
Long-term				
Trading securities	52	52	—	—
Derivative instruments (interest rate contracts)	61	—	61	—
Available-for-sale investments	10	10	—	—
Total assets measured at fair value	$3,297	$1,662	$1,635	$—
Liabilities:				
Short-term				
Derivative instruments (foreign exchange contracts)	$ 22	$ —	$ 22	$—
Long-term				
Deferred compensation liability	49	—	49	—
Total liabilities measured at fair value	$ 71	$ —	$ 71	$—

Our money market funds, trading securities investments, and available-for-sale investments are generally valued using quoted market prices and therefore are classified within level 1 of the fair value hierarchy. Our derivative financial instruments are classified within level 2, as there is not an active market for each hedge contract, but the inputs used to calculate the value of the instruments are tied to active markets. Our commercial paper and deferred compensation liability are classified as level 2 because although the values are not directly based on quoted market prices, the inputs used in the calculations are observable.

Trading securities and deferred compensation liability are reported at fair value, with gains or losses resulting from changes in fair value recognized currently in net income. Investments designated as available-for-sale and certain derivative instruments are reported at fair value, with unrealized gains and losses, net of tax, included in stockholders' equity. Realized gains and losses from the sale of these instruments are recorded in net income.

For assets measured at fair value using significant unobservable inputs (level 3), the following table summarizes the change in balances during 2010 and 2009:

	2010	2009
	(in millions)	
Balance, beginning of period	$ 6	$19
Realized losses related to amortization of premium	(1)	(2)
Unrealized gains included in accumulated other comprehensive income	—	1
Realized losses related to investment impairments	—	(4)
Sales	(3)	(6)
Transfers into level 3	—	4
Transfers out of level 3	(2)	(6)
Balance, end of period	$ —	$ 6
Total losses included in net income attributable to change in unrealized losses relating to assets still held at the reporting date, reported in interest and other income, net	$ —	$ (2)

Impairment of Investments. All of our investments, excluding trading securities, are subject to periodic impairment review. The impairment analysis requires significant judgment to identify events or circumstances that would likely have significant adverse effect on the future value of the investment. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, the financial condition and near-term prospects of the investee, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. There were no other than temporary impairments for investments during 2010 and we recognized $9 million of other-than-temporary impairments for investments in 2009. Fair values for the impaired investments for 2010 and 2009 were measured using both level 2 and level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Non- Recurring Basis

Impairment of Long-Lived Assets. Long-lived assets held and used with a carrying amount of $42 million were written down to their fair value of $30 million, resulting in an impairment charge of $12 million, which was included in net income for 2010. Long-lived assets held for sale with a carrying amount of $30 million were written down to their fair value of $16 million, resulting in an impairment charge of $14 million, which was included in net income for 2010. Fair values for the impaired long-lived assets were measured using level 2 inputs.

13. Derivatives

We are exposed to foreign currency exchange rate fluctuations and interest rate changes in the normal course of our business. As part of risk management strategy, we use derivative instruments, primarily forward contracts, purchased options, and interest rate swaps, to hedge economic and/or accounting exposures resulting from changes in foreign currency exchange rates and interest rates.

Fair Value Hedges

The company enters into fair value hedges to reduce the exposure of our debt portfolio to interest rate risk. We issue long-term senior notes in U.S. dollars based on market conditions at the time of financing. We use interest rate swaps to modify the market risk exposure in connection with fixed interest rate senior notes to U.S. dollar London inter-bank offered rate ("LIBOR")- based floating interest rate. Alternatively, we may choose not to swap fixed for floating interest rate or may terminate a previously executed swap. We designate and qualify these interest rate swaps as fair value hedges of the interest rate risk inherent in the debt. For derivative instruments that are designated and qualify as fair value hedges, we recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, in interest expense, in the consolidated statement of operations. The fair value of the swaps is recorded on the consolidated balance sheet at each period end, with an offsetting entry in senior notes. As of October 31, 2010, there were 14 interest rate swap contracts designated as fair value hedges associated with our 2012, 2015 and 2020 senior notes. The notional amount of these interest rate swap contracts, receive-fixed/pay-variable, was $1,250 million. On November 25, 2008, we terminated two interest rate swap contracts associated with our 2017 senior notes that represented the notional amount of $400 million. The asset value upon termination was approximately $43 million and the amount to be amortized at October 31, 2010 was $35 million. The proceeds were recorded as operating cash flows and the gain is being deferred and amortized over the remaining life of the 2017 senior notes.

Cash Flow Hedges

The company also enters into foreign exchange contracts to hedge our forecasted operational cash flow exposures resulting from changes in foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities between one and twelve months. These derivative instruments are designated and qualify as cash flow hedges under the criteria prescribed in the authoritative guidance. The changes in the value of the effective portion of the derivative instrument are recognized in accumulated other comprehensive income. Amounts associated with cash flow hedges are reclassified to cost of sales in the consolidated statement of operations when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur. Changes in the fair value of the ineffective portion of derivative instruments are recognized in cost of sales in the consolidated statement of operations in the current period.

Other Hedges

Additionally, the company enters into foreign exchange contracts to hedge monetary assets and liabilities that are denominated in currencies other than the functional currency of our subsidiaries. These foreign exchange contracts are carried at fair value and do not qualify for hedge accounting treatment and are not designated as hedging instruments. Changes in value of the derivative are recognized in other income (expense) in the consolidated statement of operations, in the current period, along with the offsetting gain or loss on the underlying assets or liabilities.

The company's use of derivative instruments exposes it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The company does, however, seek to mitigate such risks by limiting its counterparties to major financial institutions which are selected based on their credit ratings and other factors. We have established policies and procedures for mitigating credit risk that include establishing counterparty credit limits, monitoring credit exposures, and continually assessing the creditworthiness of counterparties.

All of our derivative agreements contain threshold limits to the net liability position with counterparties and are dependent on our corporate credit rating determined by the major credit rating agencies. If our corporate credit rating were to fall below investment grade, the counterparties to the derivative instruments may request collateralization on derivative instruments in net liability positions.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position as of October 31, 2010, was approximately $8 million. The credit-risk-related contingent features underlying these agreements had not been triggered as of October 31, 2010.

There were 90 foreign exchange forward contracts and 7 foreign exchange option contracts open as of October 31, 2010 and designated as cash flow hedges. There were 261 foreign exchange forward contracts open as of October 31, 2010 not designated as hedging instruments. The aggregated notional amounts by currency and designation as of October 31, 2010 were as follows:

	Derivatives in Cash Flow Hedging Relationships		Derivatives Not Designated as Hedging Instruments
Currency	Forward Contracts Buy/(Sell)	Option Contracts Buy/(Sell)	Forward Contracts Buy/(Sell)
		(in millions)	
Euro	$(20)	$ —	$ 72
British Pound	(18)	—	157
Canadian Dollar	(31)		26
Australian Dollar	38	—	(40)
Malaysian Ringgit	86	—	40
Japanese Yen	(67)	(110)	(33)
Other	(2)	—	4
	$(14)	$(110)	$226

Derivative instruments are subject to master netting arrangements and qualify for net presentation in the balance sheet. The gross fair values and balance sheet location of derivative instruments held in the consolidated balance sheet as of October 31, 2010 and October 31, 2009 were as follows:

Fair Values of Derivative Instruments

Asset Derivatives			Liability Derivatives		
	Fair Value			Fair Value	
Balance Sheet Location	October 31, 2010	October 31, 2009	Balance Sheet Location	October 31, 2010	October 31, 2009
		(in millions)			
Derivatives designated as hedging instruments:					
Fair value hedges					
Interest rate contracts					
Other assets	$61	$ 3	Other long-term liabilities	$ —	$ —
Cash flow hedges					
Foreign exchange contracts					
Other current assets	$13	$ 8	Other accrued liabilities	$15	$ 5
Other accrued liabilities	—	—	Other current assets	—	1
	$74	$11		$15	$ 6
Derivatives not designated as hedging instruments:					
Foreign exchange contracts					
Other current assets	$11	$ 8	Other accrued liabilities	$ 7	$ 3
Other accrued liabilities	—	—	Other current assets	—	1
	$11	$ 8		$ 7	$ 4
Total derivatives	$85	$19		$22	$10

The effect of derivative instruments for interest rate swap contracts and for foreign exchange contracts designated as hedging instruments and not designated as hedging instruments in our consolidated statement of operations were as follows:

	Year Ended October 31,	
	2010	2009
	(in millions)	
Derivatives designated as hedging instruments:		
Fair Value Hedges		
Gain on interest rate swap contracts in interest expense	$ 21	$ 2
Cash Flow Hedges		
Gain recognized in accumulated other comprehensive income	$ 4	$ 1
Gain (loss) reclassified from accumulated other comprehensive income into cost of sales	$ 7	$(23)
Derivatives not designated as hedging instruments:		
Gain (loss) recognized in other income (expense)	$(14)	$ 82

The estimated net amount of existing loss at October 31, 2010 that is expected to be reclassified from other comprehensive income to the cost of sales within the next twelve months is $1 million.

14. Restructuring Costs, Asset Impairments and Other Special Charges

Our 2005 restructuring program, announced in the fourth quarter of 2005, is largely complete. The remaining obligations under this and previous plans relate primarily to lease obligations that are expected to be satisfied over approximately the next year.

Our 2009 restructuring program, the ("FY 2009 Plan"), announced in the first half of 2009, was conceived in response to deteriorating economic conditions and was designed to deliver sufficient savings to enable our businesses to reach their profitability targets throughout the cycle. Workforce reduction payments, primarily severance, were largely complete in fiscal year 2010. Lease payments should primarily be complete by the end of fiscal 2014, and payments to suppliers in connection with inventory should be complete in fiscal year 2011. As of October 31, 2010, a small number of employees within electronic measurement are pending termination under the FY 2009 Plan.

Special charges in 2009 related to inventory include estimated future payments that we are contractually obliged to make to our suppliers in connection with future inventory purchases and inventory on hand written down. In both cases, actions taken under our FY 2009 Plan, including exiting lines of business, have caused the value of this inventory to decrease below its cost.

A summary of total restructuring activity and other special charges is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairment of Building and Purchased Intangible Assets	Special Charges related to Inventory	Total
			(in millions)		
Balance as of October 31, 2007	$ 1	$ 31	$ –	$ –	$ 32
Income statement expense	–	(4)	–	–	(4)
Cash payments	(1)	(17)	–	–	(18)
Balance as of October 31, 2008	$ –	$ 10	$ –	$ –	$ 10
Income statement expense	202	18	27	20	267
Asset impairments/inventory charges	–	–	(27)	(9)	(36)
Cash payments	(153)	(9)	–	(10)	(172)
Balance as of October 31, 2009	$ 49	$ 19	$ –	$ 1	$ 69
Income statement expense	39	19	6	–	64
Asset impairments/inventory charges	–	–	(6)	–	(6)
Cash payments	(80)	(12)	–	–	(92)
Balance as of October 31, 2010	$ 8	$ 26	$ –	$ 1	$ 35

The restructuring and other special accruals for all plans, which totaled $35 million at October 31, 2010, are recorded in other accrued liabilities and other long-term liabilities on the consolidated balance sheet. These balances reflect estimated future cash outlays.

A summary of the charges/(income) in the consolidated statement of operations resulting from all restructuring plans is shown below:

	Years Ended October 31,		
	2010	2009	2008
	(in millions)		
Cost of products and services	$ 8	$ 77	$ –
Research and development	3	35	–
Selling, general and administrative	53	155	(4)
Total restructuring, asset impairments and other special charges	$64	$267	$(4)

15. Retirement Plans and Post Retirement Pension Plans

General. Substantially all of our employees are covered under various defined benefit and/or defined contribution pension plans. Additionally, we sponsor post-retirement health care benefits and a death benefit under the Agilent Survivor Protection Plan for our eligible U.S. employees.

Agilent provides U.S. employees, who meet eligibility criteria under the retirement plan, defined benefits which are based on an employee's base or target pay during the years of employment and on length of service. For eligible service through October 31, 1993, the benefit payable under the Agilent Retirement Plan is reduced by any amounts due to the eligible employee under our defined contribution Deferred Profit-Sharing Plan ("DPSP"), which was closed to new participants as of November 1993.

In addition, in the U.S., Agilent maintains the Supplemental Benefits Retirement Plan ("SBRP"), a supplemental unfunded non-qualified defined benefit plan to provide benefits that would be provided under the Retirement Plan ("RP") but for limitations imposed by the Internal Revenue Code. The RP and the SBRP comprise the "U.S. Plans".

As of October 31, 2010 and 2009, the fair value of plan assets of the DPSP for U.S. Agilent Employees was $516 million and $517 million, respectively. Note that the projected benefit obligation for the DPSP equals the fair value of plan assets.

Eligible employees outside the U.S. generally receive retirement benefits under various retirement plans based upon factors such as years of service and/or employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements. Our U.S. retirees who retired prior to January 1, 2005, are also covered by a lump sum death benefit that is part of the Agilent Survivor Protection Plan. In July 2004, the Agilent Survivor Protection Plan was revised to eliminate the $5,000 Retiree Survivor Benefit for all U.S. retirees who retire on or after January 1, 2005. See also *Plan Amendments* below.

401(k) defined contribution plan. Eligible U.S. employees may participate in the Agilent Technologies, Inc. 401(k) Plan (the "401(k) Plan"). Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4 percent of an employee's annual eligible compensation. The maximum contribution to the 401(k) Plan is 50 percent of an employee's annual eligible compensation, subject to regulatory limitations. The 401(k) Plan expense included in income from operations was $21 million in 2010, $23 million in 2009 and $26 million in 2008.

Post-retirement medical benefit plans. In addition to receiving pension benefits, our U.S. employees who meet eligibility requirements as of their termination date may participate in our Non-Medicare Medical Plan, and if eligible, the Medicare Medical Plan under the Agilent Health Plan. These two plans are the Post-Retirement Benefit Plans. Current U.S. employees may become eligible for these benefits, and the existing benefit obligation relates primarily to those employees. Eligible retirees may choose from managed-care and indemnity options, with the company subsidization level dependent on a number of factors including employment status as of January 1, 2005, the option chosen, and length of service.

Plan Amendments. On July 14, 2009 the Compensation Committee of the Board of Directors approved design changes to Agilent's U.S. Plans. Effective October 31, 2009, benefits under the previous U.S. Plans formula were frozen and all future benefit accruals for existing employees and new hires are calculated using the new formula. The new formula allocates a percentage of each month's eligible earnings to be payable as a lump sum at age 65 whereas the previous formula defined a monthly annuity payable at age 65. In addition, effective November 1, 2009, the $5,000 Retiree Survivor Benefit under the Agilent Survivor Protection Plan was discontinued.

Due to these plan amendments, we recorded gains of $117 million and $15 million in accumulated other comprehensive loss in 2009 for the U.S. Plans and U.S. post retirement benefit plans, respectively.

Components of net periodic cost. The company uses alternate methods of amortization as allowed by the authoritative guidance which amortizes the actuarial gains and losses on a consistent basis for the years presented. For U.S. Plans, gains and losses are amortized over the average future working lifetime. For most Non-U.S. Plans and U.S. Post-Retirement Benefit Plans, gains and losses are amortized using a separate layer for each year's gains and losses. For the years ended October 31, 2010, 2009 and 2008, our net pension and post-retirement benefit costs were comprised of:

	Pensions						U.S. Post-Retirement Benefit Plans		
	U.S. Plans			Non-U.S. Plans					
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(in millions)								
Service cost – benefits earned during the period	$ 41	$ 33	$ 37	$ 30	$ 34	$ 38	$ 3	$ 3	$ 4
Interest cost on benefit obligation	27	43	38	72	73	74	26	29	27
Expected return on plan assets	(41)	(38)	(56)	(87)	(86)	(109)	(20)	(20)	(31)
Amortization and deferrals:									
Actuarial (gain) loss	7	3	(13)	35	41	20	16	8	–
Prior service cost	(12)	(3)	–	(1)	(2)	(1)	(14)	(15)	(13)
Net plan costs (income)	22	38	6	49	60	22	11	5	(13)
Curtailments and settlements	–	–	–	–	(3)	–	–	(13)	–
Total net plan costs (income)	$ 22	$ 38	$ 6	$ 49	$ 57	$ 22	$ 11	$ (8)	$ (13)

In 2009, as a result of reductions in workforce, we recorded a $3 million curtailment gain and a $13 million curtailment gain in the income statement for the Non-U.S. Plans and U.S. Post-Retirement Benefit Plans, respectively.

In 2010, due to reductions in workforce which impacted two non-U.S. plans, we recorded curtailment losses as required by authoritative guidance with no impact to the income statement.

Funded status. As of October 31, 2010 and 2009, the funded status of the defined benefit and post-retirement benefit plans was:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		U.S. Post-Retirement Benefit Plans	
	2010	2009	2010	2009	2010	2009
	(in millions)					
Change in fair value of plan assets:						
Fair value – beginning of year	$ 482	$ 449	$1,475	$1,367	$ 251	$ 243
Actual return on plan assets	68	66	115	55	35	30
Employer contributions	30	37	47	71	1	1
Participants' contributions	–	–	2	3	–	–
Benefits paid	(42)	(70)	(57)	(53)	(24)	(23)
Currency impact	–	–	16	32	–	–
Fair value – end of year	$ 538	$ 482	$1,598	$1,475	$ 263	$ 251
Change in benefit obligation:						
Benefit obligation – beginning of year	$ 548	$ 584	$1,610	$1,372	$ 490	$ 358
Service cost	41	33	30	34	4	3
Interest cost	27	43	72	73	26	29
Participants' contributions	–	–	2	3	–	–
Plan amendment	–	(117)	–	–	–	(15)
Actuarial (gain) loss	3	90	79	140	4	137
Benefits paid	(44)	(72)	(57)	(53)	(22)	(23)
Curtailments	–	(13)	(9)	(2)	–	1
Currency impact	–	–	15	43	–	–
Benefit obligation – end of year	$ 575	$ 548	$1,742	$1,610	$ 502	$ 490
Overfunded (underfunded) status of PBO	$ (37)	$ (66)	$ (144)	$ (135)	$(239)	$(239)
Amounts recognized in the consolidated balance sheet consist of:						
Other assets	$ –	$ –	$ 12	$ 27	$ –	$ –
Employee compensation and benefits	(2)	(2)	–	–	–	–
Retirement and post-retirement benefits	(35)	(64)	(156)	(162)	(239)	(239)
Net asset (liability)	$ (37)	$ (66)	$ (144)	$ (135)	$(239)	$(239)
Amounts Recognized in Accumulated Other Comprehensive Income (loss):						
Actuarial (gains) losses	$ 39	$ 70	$ 513	$ 494	$ 191	$ 217
Prior service costs (benefits)	(103)	(114)	(16)	(16)	(86)	(100)
Total	$ (64)	$ (44)	$ 497	$ 478	$ 105	$ 117

The amounts in accumulated other comprehensive income expected to be recognized as components of net expense during 2011 are as follows:

	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	U.S. Post-Retirement Benefit Plans
		(in millions)	
Amortization of net prior service cost (benefit)	$(12)	$ (2)	$(14)
Amortization of actuarial net loss (gain)	$ 4	$39	$ 15

Investment policies and strategies as of October 31, 2010 and 2009. In the U.S., our Agilent Retirement Plan and post-retirement benefit target asset allocations are approximately 80 percent to equities and approximately 20 percent to fixed income investments. Our DPSP target asset allocation is approximately 60 percent to equities and approximately 40 percent to fixed income investments. Approximately, 5 percent of our U.S. equity portfolio consists of limited partnerships. The general investment objective for all our plan assets is to obtain the optimum rate of investment return on the total investment portfolio consistent with the assumption of a reasonable level of risk. The safety and protection of principal is a primary concern, and we believe that a well-diversified investment portfolio will result in the highest attainable investment return (income plus capital appreciation) with the lowest overall risk. Specific investment objectives for the plans' portfolios are to: maintain and enhance the purchasing power of the plans' assets; achieve investment returns consistent with the level of risk being taken; and earn performance rates of return in accordance with the benchmarks adopted for each asset class. Outside the U.S., our target asset allocation is from 45 to 60 percent to equities, from 40 to 55 percent to fixed income investments, and from zero to 10 percent to real estate investments, depending on the plan. All plans' assets are broadly diversified. Due to fluctuations in equity markets, our actual allocations of plan assets at October 31, 2010 and 2009 differ from the target allocation. Our policy is to bring the actual allocation in line with the target allocation.

Equity securities include exchange-traded common stock and preferred stock of companies from broadly diversified industries. Fixed income securities include corporate bonds of companies from diversified industries, government securities, mortgage-backed securities, asset-backed securities and other. Other investments include a group trust consisting primarily of private equity partnerships as well as other investments. Portions of the cash and cash equivalent, equity, and fixed income investments are held in commingled funds.

Fair Value. The measurement of the fair value of pension and post-retirement plan assets uses the valuation methodologies and the inputs as described in Note 12.

Cash and Cash Equivalents — Cash and cash equivalents consist of short-term investment funds. The funds also invest in short-term domestic fixed income securities and other securities with debt-like characteristics emphasizing short-term maturities and quality. Cash and cash equivalents are classified as Level 1 investments except when the cash and cash equivalents are held in commingled funds, which have a daily net value derived from quoted prices for the underlying securities in active markets; these are classified as Level 2 investments.

Equity — Some equity securities consisting of common and preferred stock are held in commingled funds, which have daily net asset values derived from quoted prices for the underlying securities in active markets; these are classified as Level 2 investments.

Fixed Income — Some of the fixed income securities are held in commingled funds, which have daily net asset values derived from the underlying securities; these are classified as Level 2 investments.

Other Investments — Due to the private nature of the partnership investments, pricing inputs are not readily observable. Asset valuations are developed by the general partners that manage the partnerships. These valuations are based on proprietary appraisals, application of public market multiples to private company cash flows, utilization of market transactions that provide valuation information for comparable companies and other methods. Holdings of limited partnerships are classified as Level 3.

Real estate — Valuations are based on regular pricing notifications provided by each portfolio investment. A number of the notifications of the open ended holdings received are published in the financial press or on corporate websites; these are classified as Level 2.

The following table presents the fair value of U.S. Defined Benefit Plans assets classified under the appropriate level of the fair value hierarchy as of October 31, 2010.

		Fair Value Measurement at October 31, 2010 Using		
	October 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in millions)		
Cash and Cash Equivalents	$ 6	$ 1	$ 5	$ —
Equity	410	150	260	—
Fixed Income	94	7	86	1
Other Investments	28	—	—	28
Total assets measured at fair value	$538	$158	$351	$29

For U.S. Defined Benefit Plans assets measured at fair value using significant unobservable inputs (level 3), the following table summarizes the change in balances during 2010:

	Year Ended October 31, 2010
Balance, beginning of year	$32
Realized gains	6
Unrealized gains/(losses)	—
Purchases, sales, issuances, and settlements	—
Transfers in (out)	(9)
Balance, end of year	$29

The following table presents the fair value of U.S. Post-Retirement Benefit Plans assets classified under the appropriate level of the fair value hierarchy as of October 31, 2010.

		Fair Value Measurement at October 31, 2010 Using		
	October 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in millions)		
Cash and Cash Equivalents	$ 4	$ 2	$ 2	$ –
Equity	198	72	126	–
Fixed Income	45	3	42	–
Other Investments	16	–	–	16
Total assets measured at fair value	$263	$77	$170	$16

For U.S. Post-Retirement Benefit Plans assets measured at fair value using significant unobservable inputs (level 3), the following table summarizes the change in balances during 2010:

	Year Ended October 31, 2010
Balance, beginning of year	$19
Realized gains	3
Unrealized gains/(losses)	–
Purchases, sales, issuances, and settlements	–
Transfers in (out)	(6)
Balance, end of year	$16

The following table presents the fair value of non-U.S. Defined Benefit Plans assets classified under the appropriate level of the fair value hierarchy as of October 31, 2010.

		Fair Value Measurement at October 31, 2010 Using		
	October 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in millions)		
Cash and Cash Equivalents	$ 31	$ 16	$ 15	$–
Equity	922	342	580	–
Fixed Income	633	39	594	–
Other Investments	12	12	–	–
Total assets measured at fair value	$1,598	$409	$1,189	$–

For non-U.S. Defined Benefit Plans, there was no activity relating to assets measured at fair value using significant unobservable inputs (level 3) during fiscal year 2010.

The table below presents the combined projected benefit obligation ("PBO"), accumulated benefit obligation ("ABO") and fair value of plan assets, grouping plans using comparisons of the PBO and ABO relative to the plan assets as of October 31, 2010 or 2009.

	2010		2009	
	Benefit Obligation PBO	Fair Value of Plan Assets	Benefit Obligation PBO	Fair Value of Plan Assets
	(in millions)			
U.S. defined benefit plans where PBO exceeds the fair value of plan assets	$ 575	$ 538	$ 548	$ 482
U.S. defined benefit plans where fair value of plan assets exceeds PBO	–	–	–	–
Total	$ 575	$ 538	$ 548	$ 482
Non-U.S. defined benefit plans where PBO exceeds or is equal to the fair value of plan assets	$1,669	$1,513	$1,152	$ 990
Non-U.S. defined benefit plans where fair value of plan assets exceeds PBO	73	85	458	485
Total	$1,742	$1,598	$1,610	$1,475
	ABO		ABO	
U.S. defined benefit plans where ABO exceeds the fair value of plan assets	$ 568	$ 538	$ 548	$ 482
U.S. defined benefit plans where the fair value of plan assets exceeds ABO	–	–	–	–
Total	$ 568	$ 538	$ 548	$ 482
Non-U.S. defined benefit plans where ABO exceeds or is equal to the fair value of plan assets	$1,602	$1,513	$ 716	$ 628
Non-U.S. defined benefit plans where fair value of plan assets exceeds ABO	70	85	799	847
Total	$1,672	$1,598	$1,515	$1,475

Contributions and estimated future benefit payments. During fiscal year 2011, we expect to contribute $32 million to the U.S. defined benefit plans, $51 million to plans outside the U.S., and zero to the Post-retirement Medical Plans. The following table presents expected future benefit payments for the next 10 years.

	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	U.S. Post-Retirement Benefit Plans		
			Gross	Medicare Part D Subsidy	Net
	(in millions)				
2011	$ 45	$ 47	$ 26	$ (2)	$ 24
2012	$ 45	$ 48	$ 27	$ (2)	$ 25
2013	$ 46	$ 54	$ 30	$ (2)	$ 28
2014	$ 47	$ 54	$ 32	$ (3)	$ 29
2015	$ 47	$ 58	$ 34	$ (3)	$ 31
2016 - 2020	$209	$382	$188	$(19)	$169

Assumptions. The assumptions used to determine the benefit obligations and expense for our defined benefit and post-retirement benefit plans are presented in the tables below. The expected long-term return on assets below represents an estimate of long-term returns on investment portfolios consisting of a mixture of equities, fixed income and alternative investments in proportion to the asset allocations of each of our plans. We consider long-term rates of return, which are weighted based on the asset classes (both historical and forecasted) in which we expect our pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans – October 31. For the non-U.S. plans, the measurement date was September 30 for 2008. The U.S. discount rates at October 31, 2010 were determined based on the results of matching expected plan benefit payments with cash flows from a hypothetically constructed bond portfolio. The U.S. discount rates at October 31, 2009 were determined by matching the expected plan benefit payments against an industry discount curve as well as reviewing the movement of industry benchmarks. The non-U.S. rates were generally based on published rates for high-quality corporate bonds. The range of assumptions that were used for the non-U.S. defined benefit plans reflects the different economic environments within various countries.

Assumptions used to calculate the net periodic cost in each year were as follows:

	For years ended October 31,		
	2010	2009	2008
U.S. defined benefit plans:			
Discount rate	5.25%	8.5%	6.25%
Average increase in compensation levels	3.5%	3.5%	3.5%
Expected long-term return on assets	8.5%	8.5%	8.5%
Non-U.S. defined benefit plans:			
Discount rate	2.25-5.75%	2.25-6.5%	2.25-5.9%
Average increase in compensation levels	2.5-3.75%	2.5-4.0%	2.5-4.0%
Expected long-term return on assets	4.25-7.0%	4.5-7.25%	4.5-7.25%
U.S. post-retirement benefits plans:			
Discount rate	5.5%	8.5%	6.25%
Expected long-term return on assets	8.5%	8.5%	8.5%
Current medical cost trend rate	10.0%	10.0%	10.0%
Ultimate medical cost trend rate	5.0%	5.0%	5.0%
Medical cost trend rate decreases to ultimate rate in year	2019	2018	2013

Annual Report Financials

Assumptions used to calculate the benefit obligation were as follows:

	As of the Years Ending October 31,	
	2010	2009
U.S. defined benefit plans:		
Discount rate	5.0%	5.25%
Average increase in compensation levels	3.5%	3.5%
Expected long-term return on assets	8.25%	8.5%
Non-U.S. defined benefit plans:		
Discount rate	2.0-5.25%	2.25-5.75%
Average increase in compensation levels	2.5-3.75%	2.5-3.75%
Expected long-term return on assets	4.0-6.75%	4.25-7.0%
U.S. post-retirement benefits plans:		
Discount rate	5.5%	5.5%
Expected long-term return on assets	8.25%	8.5%
Current medical cost trend rate	10.0%	10.0%
Ultimate medical cost trend rate	4.75%	5.0%
Medical cost trend rate decreases to ultimate rate in year	2025	2019

Assumed health care trend rates could have a significant effect on the amounts reported for Post-retirement Medical Plans. A one percentage point change in the assumed health care cost trend rates for the year ended October 31, 2010 would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in millions)	
Effect on total service and interest cost components	$ 3	$ (3)
Effect on post-retirement benefit obligations	$51	$(44)

16. Guarantees

Standard Warranty

A summary of the standard warranty accrual activity is shown in the table below. The standard warranty accrual balances are held in other accrued and other long-term liabilities.

	October 31,	
	2010	2009
	(in millions)	
Balance as of October 31, 2009 and 2008	$ 28	$ 29
Reserve acquired upon close of Varian acquisition	13	—
Accruals for warranties issued during the period	57	44
Changes in estimates	(4)	6
Settlements made during the period	(49)	(51)
Balance as of October 31, 2010 and 2009	$ 45	$ 28

Indemnifications to Avago

In connection with the sale of our semiconductor products business in December 2005, we agreed to indemnify Avago, its affiliates and other related parties against certain damages that it might incur in the future. The continuing indemnifications primarily cover damages relating to liabilities of the businesses that Agilent retained and did not transfer to Avago, as well as pre-closing taxes and other specified items. In our opinion, the fair value of these indemnifications was not material as of October 31, 2010.

Indemnifications to Verigy

In connection with the spin-off of Verigy, we agreed to indemnify Verigy and its affiliates against certain damages which it might incur in the future. These indemnifications primarily cover damages relating to liabilities of the businesses that Agilent did not transfer to Verigy, liabilities that might arise under limited portions of Verigy's IPO materials that relate to Agilent, and costs and expenses incurred by Agilent or Verigy to effect the IPO, arising out of the distribution of Agilent's remaining holding in Verigy ordinary shares to Agilent's stockholders, or incurred to effect the separation of the semiconductor test solutions business from Agilent to the extent incurred prior to the separation on June 1, 2006. In our opinion, the fair value of these indemnifications was not material as of October 31, 2010.

Indemnifications to Hewlett-Packard

We have given multiple indemnities to Hewlett-Packard in connection with our activities prior to our spin-off from HP for the businesses that constituted Agilent prior to the spin-off. These indemnifications cover a variety of aspects of our business, including, but not limited to, employee, tax, intellectual property and environmental matters. The agreements containing these indemnifications have been previously disclosed as exhibits to our registration statement on Form S-1 filed on August 16, 1999. In our opinion, the fair value of these indemnifications was not material as of October 31, 2010.

Indemnifications to Varian Medical Systems and Varian Semiconductor Equipment Associates

In connection with our acquisition of Varian, we are subject to certain indemnification obligations to Varian Medical Systems (formerly Varian Associates, Inc. ("VAI")) and Varian Semiconductor Equipment Associates in connection with the Instruments business as conducted by VAI prior to the Distribution (as described in Note 1 of Varian's Annual Report on Form 10-K filed on November 25, 2009). These indemnification obligations cover a variety of aspects of our business, including, but not limited to, employee, tax, intellectual property, litigation and environmental matters. Certain of the agreements containing these indemnification obligations are disclosed as exhibits to Varian's Annual Report on Form 10-K filed on November 25, 2009. In our opinion, the fair value of these indemnifications was not material as of October 31, 2010.

Indemnifications to Officers and Directors

Our corporate by-laws require that we indemnify our officers and directors, as well as those who act as directors and officers of other entities at our request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to Agilent and such other entities, including service with respect to employee benefit plans. In addition, we have entered into separate indemnification agreements with each director and each board-appointed officer of Agilent which provide for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. We purchase standard insurance to cover claims or a portion of the claims made against our directors and officers. Since a maximum obligation is not explicitly stated in our by-laws or in our indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not made payments related to these obligations, and the fair value for these obligations was not material as of October 31, 2010.

Other Indemnifications

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products and services, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability was not material as of October 31, 2010.

In connection with the sale of several of our businesses, we have agreed to indemnify the buyers of such business, their respective affiliates and other related parties against certain damages that they might incur in the future. The continuing indemnifications primarily cover damages relating to liabilities of the businesses that Agilent retained and did not transfer to the buyers, as well as other specified items. In our opinion, the fair value of these indemnifications was not material as of October 31, 2010.

17. Commitments and Contingencies

Operating Lease Commitments: We lease certain real and personal property from unrelated third parties under non-cancelable operating leases. Future minimum lease payments under operating leases at October 31, 2010 were $57 million for 2011, $47 million for 2012, $30 million for 2013, $19 million for 2014, $17 million for 2015 and $31 million thereafter. Future minimum sublease income under leases at October 31, 2010 was $6 million for 2011, $5 million for 2012, $3 million for 2013, $2 million for 2014 and $3 million thereafter. Certain leases require us to pay property taxes, insurance and routine maintenance, and include escalation clauses. Total rent expense, including charges relating to the consolidation of excess facilities was $89 million in 2010, $95 million in 2009 and $89 million in 2008.

Environmental Contingency: As part of our acquisition of Varian, we assumed the liabilities of Varian, including Varian's costs and potential liabilities for environmental matters. One such cost is our obligation, along with the obligation of Varian Semiconductor Equipment Associates, Inc. ("VSEA") (under the terms of a Distribution Agreement between Varian, VSEA and Varian Medical Systems, Inc. ("VMS")) to each indemnify VMS for one-third of certain costs (after adjusting for any insurance recoveries and tax benefits recognized or realized by VMS for such costs) relating to (a) environmental investigation, monitoring and/or remediation activities at certain facilities previously operated by VAI and third-party claims made in connection with environmental conditions at those facilities, and (b) U.S. Environmental Protection Agency or third-party claims alleging that VAI or VMS is a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA") in connection with certain sites to which VAI allegedly shipped manufacturing waste for recycling, treatment or disposal (the "CERCLA sites").

Various uncertainties make it difficult to estimate future costs for certain of these environmental-related activities, specifically external legal expenses, VMS' internal oversight costs, third-party claims and a former VAI facility where the likelihood and scope of further environmental-related activities are difficult to assess. As of October 31, 2010, it was nonetheless estimated that our future exposure for these environmental-related costs ranged in the aggregate from $1 million to $3 million.

Sufficient knowledge has been gained to be able to better estimate other costs for future environmental-related activities. As of October 31, 2010, it was estimated that our future costs for these environmental-related activities ranged in the aggregate from $2 million to $13 million. As to each of these ranges of cost estimates, it was determined that a particular amount within the range was a better estimate than any other amount within the range. Together, these amounts totaled $5 million at October 31, 2010. Because both the amount and timing of the recurring portion of these costs were reliably determinable, that portion is discounted at 4%, net of inflation. As of October 31, 2010, in total, we have accrued $5 million in respect of these environmental matters.

We are involved in lawsuits, claims, investigations and proceedings, including patent, commercial and environmental matters. There are no matters pending that we expect to be material in relation to our business, consolidated financial condition, results of operations or cash flows.

18. Short-Term Debt

Credit Facility

On May 11, 2007, we entered into a five-year credit agreement, which provides for a $300 million unsecured credit facility that will expire on May 11, 2012. On September 8, 2009, we entered into an Accession Agreement, increasing the credit facility from $300 million to $330 million. The company may use amounts borrowed under the facility for general corporate purposes. As of October 31, 2010 the company has no borrowings outstanding under the facility.

On August 17, 2009 the credit facility agreement was amended to provide additional financing flexibility in advance of the acquisition of Varian, Inc. The amendment allows for up to $1 billion of additional indebtedness, incurred during the period from August 17, 2009 through the closing of the acquisition, May 14, 2010, to be excluded from the leverage ratio covenant until March 1, 2011. It also temporarily reduces the basket for other secured financing we are permitted to incur from $300 million to $75 million during this period. The amendment also increases by $500 million the amount of repurchase obligations (such as those of Agilent Technologies World Trade, Inc., a consolidated wholly-owned subsidiary of Agilent ("World Trade")), that we are permitted to incur.

World Trade Debt

In January 2006, World Trade entered into a five-year Master Repurchase Agreement with a counterparty in which World Trade sold 15,000 Class A preferred shares of Agilent Technologies (Cayco) Limited ("Cayco") to the counterparty, having an aggregate liquidation preference of $1.5 billion. World Trade owns all of the outstanding common shares of Cayco, a separate legal entity.

In September 2008, Agilent and World Trade entered into an agreement (the "Lloyds Related Agreement") with Lloyds TSB Bank plc ("Lloyds"). Under the Lloyds Related Agreement, on November 17, 2008 (the "Effective Date"), Lloyds accepted the transfer by novation of all of the rights and obligations of the counterparty under a revised Master Repurchase Agreement. On the Effective Date, Lloyds paid $1.5 billion to the prior counterparty in consideration of the novation and World Trade's repurchase obligation was extended to January 27, 2011 (the "Extended Repurchase Date"). World Trade is obligated to make aggregate quarterly payments to Lloyds at a rate per annum, reset quarterly, with reference to LIBOR plus 175 basis points beginning on the Effective Date. We satisfied the financing obligation of World Trade in its entirety on December 10, 2010 using the proceeds of our senior notes issued in July 2010 and existing cash on our balance sheet.

Short-Term Restricted Cash & Cash Equivalents

As of October 31, 2010, $1,550 million was reported as short-term restricted cash and cash equivalents in our consolidated balance sheet which is held in commercial paper maintained in connection with our World Trade repurchase obligation. This restricted cash, held by one of our wholly-owned subsidiaries, has been reclassified to cash and cash equivalents following the December 10, 2010 settlement of the World Trade repurchase obligation. As of October 31, 2009, $1,555 million of restricted cash and cash equivalents associated with our World Trade repurchase obligation was reported as long-term in our consolidated balance sheet.

19. Long-Term Debt

Senior Notes

The following table summarizes the company's senior notes and the related interest rate swaps:

	October 31, 2010			October 31, 2009		
	Discounted Principal	Swap	Total	Discounted Principal	Swap	Total
			(in millions)			
2012 Senior Notes	$ 250	$ 6	$ 256	$ 250	$ 1	$ 251
2013 Senior Notes	249	—	249	—	—	—
2015 Senior Notes	499	37	536	498	2	500
2017 Senior Notes	598	35	633	598	39	637
2020 Senior Notes	498	18	516	—	—	—
Total	$2,094	$96	$2,190	$1,346	$42	$1,388

2012 Senior Notes

In September 2009, the company issued an aggregate principal amount of $250 million in senior notes. The senior notes were issued at 99.91% of their principal amount. The notes will mature on September 14, 2012, and bear interest at a fixed rate of 4.45% per annum. The interest is payable semi-annually on March 14th and September 14th of each year, payments commenced on March 14, 2010.

2013 Senior Notes

In July 2010, the company issued an aggregate principal amount of $250 million in senior notes. The senior notes were issued at 99.82% of their principal amount. The notes will mature on July 15, 2013, and bear interest at a fixed rate of 2.50% per annum. The interest is payable semi-annually on January 15th and July 15th of each year, payments commencing on January 15, 2011.

2015 Senior Notes

In September 2009, the company issued an aggregate principal amount of $500 million in senior notes. The senior notes were issued at 99.69% of their principal amount. The notes will mature on September 14, 2015, and bear interest at a fixed rate of 5.50% per annum. The interest is payable semi-annually on March 14th and September 14th of each year, payments commenced on March 14, 2010.

2017 Senior Notes

In October 2007, the company issued an aggregate principal amount of $600 million in senior notes. The senior notes were issued at 99.60% of their principal amount. The notes will mature on November 1, 2017, and bear interest at a fixed rate of 6.50% per annum. The interest is payable semi-annually on May 1st and November 1st of each year and payments commenced on May 1, 2008.

On November 25, 2008, we terminated two interest rate swap contracts associated with our 2017 senior notes that represented the notional amount of $400 million. The asset value upon termination was approximately $43 million and the amount to be amortized at October 31, 2010 was $35 million. The proceeds were recorded as operating cash flows and the gain is being deferred and amortized over the remaining life of the senior notes.

2020 Senior Notes

In July 2010, the company issued an aggregate principal amount of $500 million in senior notes. The senior notes were issued at 99.54% of their principal amount. The notes will mature on July 15, 2020, and bear interest at a fixed rate of 5.00% per annum. The interest is payable semi-annually on January 15th and July 15th of each year, payments commencing on January 15, 2011.

All notes issued are unsecured and rank equally in right of payment with all of Agilent's other senior unsecured indebtedness. The company incurred issuance costs of $5 million in connection with the 2017 senior notes, incurred $5 million in connection with the 2015 and 2012 senior notes and incurred $5 million in connection with 2013 and 2020 senior notes. These costs were capitalized in other assets on the consolidated balance sheet and the costs are being amortized to interest expense over the term of the senior notes.

Upon the closing of the offering of the 2015 and 2012 senior notes, we entered into interest rate swaps with an aggregate notional amount of $750 million. Also concurrent with issuing the 2020 senior notes in July 2010, we entered into interest rate swaps with an aggregate notional amount of $500 million. Under the interest rate swaps, we will receive fixed-rate interest payments and will make payments based on the U.S. dollar LIBOR plus 253 basis points, 257.6 basis points and 179 basis points with respect to the 2015, 2012 and 2020 senior notes, respectively. The economic effect of these swaps will be to convert the fixed-rate interest expense on the senior notes to a variable LIBOR-based interest rate. The hedging relationship qualifies for the shortcut method of assessing hedge effectiveness, and consequently we do not expect any ineffectiveness during the life of the swap and any movement in the value of the swap would be reflected in the movement in fair value of the senior notes. At October 31, 2010, the fair value of the swaps on 2015 and 2012 senior notes was an asset of $43 million and an asset of $18 million on 2020 senior notes with a corresponding increase in carrying value of the senior notes.

Other Debt

On August 11, 2008, a consolidated wholly-owned subsidiary of Agilent, borrowed Indian Rupees equivalent to $15 million from Citibank N.A. to finance a capital project in India. On March 30, 2010 the debt was repaid in full.

On June 3, 2010, as a result of the Varian acquisition, the company also paid $14 million to satisfy an outstanding term loan of Varian with a U.S. financial institution which had a fixed interest rate of 6.7%. The $14 million payment of the term loan included an early termination fee of $2 million.

20. Stock Repurchase Program

On November 14, 2007, the Audit and Finance Committee of the Board of Directors approved a share repurchase program of up to $2 billion of Agilent's common stock over the next two years. On March 26, 2009, the company announced that it was suspending its share repurchase program until the end of the 2009 fiscal year. On November 15, 2009, the company's share repurchase program expired upon the termination of its two-year term. No shares were purchased under the November 14, 2007 share repurchase program during the year ended October 31, 2010.

On November 19, 2009 our Board of Directors approved a share-repurchase program to reduce or eliminate dilution of basic outstanding shares in connection with issuances of stock under the company's equity incentive plans. The share-repurchase program does not require the company to acquire a specific number of shares and may be suspended or discontinued at any time. There is no fixed termination date for the new share-repurchase program. For the year ended October 31, 2010, we repurchased 13 million shares for $411 million using settlement date calculation. All such shares and related costs are held as treasury stock and accounted for using the cost method.

21. Segment Information

Description of segments. We are a measurement company, providing core bio-analytical and electronic measurement solutions to the life sciences, chemical analysis, communications and electronics industries. In the first quarter of 2010, we formed three new operating segments from our existing businesses. The bio-analytical measurement segment separated into two operating segments – life sciences and chemical analysis. The electronic measurement segment recombined electronic measurement and semiconductor and board test, which were reported separately in

2009. Following this re-organization, Agilent has three businesses – life sciences, chemical analysis and electronic measurement – each of which comprises a reportable segment. The three new operating segments were determined based primarily on how the chief operating decision maker views and evaluates our operations. Operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. Other factors, including market separation and customer specific applications, go-to-market channels, products and services and manufacturing are considered in determining the formation of these new operating segments. All historical segment numbers were recast to conform to this new reporting structure in our financial statements.

A description of our three reportable segments is as follows:

Our life sciences business provides application-focused solutions that include instruments, software, consumables, and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Key product categories in life sciences include: DNA and RNA microarrays and associated scanner, software, and reagents; microfluidics-based sample analysis systems; liquid chromatography (LC) systems, columns and components; liquid chromatography mass spectrometry (LCMS) systems; capillary electrophoresis systems; laboratory software and informatics systems; bio-reagents and related products; laboratory automation and robotic systems, dissolution testing; Nuclear Magnetic Resonance (NMR) and Magnetic Resonance Imaging (MRI) systems along with X-Ray Crystallography, and services and support for the aforementioned products.

Our chemical analysis business provides application-focused solutions that include instruments, software, consumables, and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Key product categories in chemical analysis include: gas chromatography systems, columns and components; gas chromatography mass spectrometry systems; inductively coupled plasma mass spectrometry products; spectroscopy products; software and data systems; vacuum pumps and measurement technologies; services and support for the aforementioned products.

Our electronic measurement business provides electronic measurement instruments and systems, software design tools and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment, and microscopy products. Related services include start-up assistance, instrument productivity and application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle.

A significant portion of the segments' expenses arise from shared services and infrastructure that we have historically provided to the segments in order to realize economies of scale and to efficiently use resources. These expenses, collectively called corporate charges, include costs of centralized research and development, legal, accounting, real estate, insurance services, information technology services, treasury and other corporate infrastructure expenses. Charges are allocated to the segments, and the allocations have been determined on a basis that we consider to be a reasonable reflection of the utilization of services provided to or benefits received by the segments.

The following tables reflect the results of our reportable segments under our management reporting system. These results are not necessarily in conformity with U.S. GAAP. The performance of each segment is measured based on several metrics, including adjusted income from operations. These results are used, in part, by the chief operating decision maker in evaluating the performance of, and in allocating resources to, each of the segments.

The profitability of each of the segments is measured after excluding restructuring and asset impairment charges, investment gains and losses, interest income, interest expense, Varian acquisition and integration costs, non-cash amortization and impairment of other intangibles and other items as noted in the reconciliations below.

	Life Sciences	Chemical Analysis	Electronic Measurement	Total Segments
		(in millions)		
Year ended October 31, 2010:				
Total segment revenue	$1,479	$1,200	$2,784	$5,463
Varian acquisition deferred revenue fair value adjustment	$ (15)	$ (4)	$ –	$ (19)
Total net revenue	$1,464	$1,196	$2,784	$5,444
Income from operations	$ 221	$ 279	$ 438	$ 938
Depreciation expense	$ 34	$ 24	$ 66	$ 124
Share-based compensation expense	$ 17	$ 13	$ 34	$ 64
Year ended October 31, 2009:				
Total net revenue	$1,219	$ 844	$2,418	$4,481
Income from operations	$ 174	$ 216	$ 1	$ 391
Depreciation expense	$ 27	$ 14	$ 71	$ 112
Share-based compensation expense	$ 18	$ 12	$ 36	$ 66
Year ended October 31, 2008:				
Total net revenue	$1,258	$ 937	$3,579	$ 5,774
Income from operations	$ 166	$ 244	$ 477	$ 887
Depreciation expense	$ 28	$ 13	$ 85	$ 126
Share-based compensation expense	$ 18	$ 13	$ 51	$ 82

The following table reconciles segment results to Agilent's total enterprise results from operations before taxes:

	Years Ended October 31,		
	2010	2009	2008
	(in millions)		
Total reportable segments' income from operations	$938	$391	$887
Restructuring related costs and asset impairment	(84)	(296)	(28)
Transformational programs	(39)	–	–
Amortization of intangibles	(77)	(45)	(53)
Retirement plans net curtailment and settlement	–	16	–
Interest Income	20	29	113
Interest Expense	(96)	(88)	(123)
Gain on sale of network solutions division, net	132	–	–
Other income (expense), net	70	19	30
Varian acquisition and integration costs	(102)	–	–
Varian acquisition related fair value adjustments	(51)	–	–
Other	(19)	(19)	(11)
Income from operations before taxes, as reported	$692	$7	$815

Major customers. No customer represented 10 percent or more of our total net revenue in 2010, 2009 or 2008.

The following table presents assets and capital expenditures directly managed by each segment. Unallocated assets primarily consist of cash, cash equivalents, accumulated amortization of other intangibles, the valuation allowance relating to deferred tax assets and other assets.

	Life Sciences	Chemical Analysis	Electronic Measurement	Total Segments
	(in millions)			
As of October 31, 2010:				
Assets	$1,564	$1,635	$2,245	$5,444
Capital expenditures	$ 30	$ 15	$ 76	$ 121
As of October 31, 2009:				
Assets	$1,019	$ 463	$2,084	$3,566
Capital expenditures	$ 35	$ 16	$ 77	$ 128

The following table reconciles segment assets to Agilent's total assets:

	October 31, 2010	October 31, 2009
	(in millions)	
Total reportable segments' assets	$5,444	$3,566
Cash, cash equivalents and short-term investments	4,199	2,493
Prepaid expenses	118	119
Investments	135	157
Restricted cash and cash equivalents	6	1,566
Long-term and other receivables	283	172
Other, including valuation allowance	(489)	(461)
Total assets	$9,696	$7,612

Geographic Information

The following table presents summarized information for net revenue and long-lived assets by geographic region for continuing operations. Long lived assets consist of property, plant, and equipment, long-term receivables and other long-term assets excluding intangible assets. The rest of the world primarily consists of Southeast Asia and Europe.

	United States	China	Japan	Rest of the World	Total
	(in millions)				
Net revenue:					
Year ended October 31, 2010	$1,760	$744	$549	$2,391	$5,444
Year ended October 31, 2009	$1,495	$598	$476	$1,912	$4,481
Year ended October 31, 2008	$1,834	$642	$663	$2,635	$5,774

	United States	Japan	Rest of the World	Total
	(in millions)			
Long-lived assets:				
October 31, 2010	$654	$180	$515	$1,349
October 31, 2009	$583	$185	$416	$1,184

QUARTERLY SUMMARY

(Unaudited)

	Three Months Ended			
	January 31,	April 30,	July 31,	October 31,
	(in millions, except per share data)			
2010				
Net revenue	$ 1,213	$ 1,271	$ 1,384	$ 1,576
Gross profit	660	711	725	834
Income from operations	94	154	115	203
Net income	$ 79	$ 108	$ 205	$ 292
Net income per share — Basic:	$ 0.23	$ 0.31	$ 0.59	$ 0.84
Net income per share — Diluted:	$ 0.22	$ 0.31	$ 0.58	$ 0.83
Weighted average shares used in computing net income per share:				
Basic	348	348	347	346
Diluted	354	354	352	352
Range of stock prices on NYSE	$24.69-31.77	$28.13-37.43	$26.74-36.89	$26.68-35.33
2009				
Net revenue	$ 1,166	$ 1,091	$ 1,057	$ 1,167
Gross profit	589	530	539	634
Income (loss) from operations	24	(47)	(1)	71
Net income (loss)	$ 64	$ (101)	$ (19)	$ 25
Net income (loss) per share — Basic:	$ 0.18	$ (0.29)	$ (0.06)	$ 0.07
Net income (loss) per share — Diluted:	$ 0.18	$ (0.29)	$ (0.06)	$ 0.07
Weighted average shares used in computing net income (loss) per share:				
Basic	351	344	345	346
Diluted	352	344	345	350
Range of stock prices on NYSE	$14.76-25.07	$12.02-19.69	$17.26-23.89	$23.14-29.38

RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

Depressed general economic conditions may adversely affect our operating results and financial condition.

Our business is sensitive to changes in general economic conditions, both inside and outside the U.S. In the past two years, the world economy has been suffering an economic downturn, including an extreme disruption in worldwide financial markets beginning in 2008. We are unable to predict the strength and duration of an economic recovery. A continuing, and/or a return to, an economic downturn may adversely impact our business resulting in:

- reduced demand for our products and increases in order cancellations;
- increased risk of excess and obsolete inventories;
- increased price pressure for our products and services;
- reduced access to the credit markets to meet short term cash needs in the U.S.; and
- greater risk of impairment to the value, and a detriment to the liquidity, of our investment portfolio.

Our operating results and financial condition could be harmed if the markets into which we sell our products decline or do not grow as anticipated.

Visibility into our markets is limited. Our quarterly sales and operating results are highly dependent on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. In addition, our revenues and earnings forecasts for future fiscal quarters are often based on the expected seasonality or cyclicality of our markets. However, the markets we serve do not always experience the seasonality or cyclicality that we expect. Any decline in our customers' markets or in general economic conditions, including declines related to the current market disruptions described above, would likely result in a reduction in demand for our products and services. For example, we experienced weakness in almost all sectors during 2009 due to declines in market activity caused largely by the continued global economic downturn. The broader semiconductor market is one of the drivers for our electronic measurement business, and therefore, a decrease in the semiconductor market could harm our electronic measurement business. Also, if our customers' markets decline, we may not be able to collect on outstanding amounts due to us. Such declines could harm our consolidated financial position, results of operations, cash flows and stock price, and could limit our ability to sustain profitability. Also, in such an environment, pricing pressures could intensify. Since a significant portion of our operating expenses is relatively fixed in nature due to sales, research and development and manufacturing costs, if we were unable to respond quickly enough these pricing pressures could further reduce our gross margins.

The actions that we are taking to reduce costs could have long-term adverse effects on our business.

Since December 2008, we have announced and implemented significant restructuring activities in our global infrastructure organization and our electronic measurement segment. This restructuring program and regular ongoing evaluations of our cost structure, could have the effect of reducing our talent pool and available resources and, consequently, could have long-term effects on our business by decreasing or slowing improvements in our products, affecting our ability to respond to customers, limiting our ability to increase production quickly if and when the demand for our products increases, and limiting our ability to hire and retain key personnel. These circumstances could harm our consolidated financial position, results of operations, cash flows, and stock price, and could limit our ability to sustain profitability.

If we do not introduce successful new products and services in a timely manner, our products and services will become obsolete, and our operating results will suffer.

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product and service introductions and changing industry standards. In addition, many of the markets in which we operate are seasonal and cyclical. Without the timely introduction of new products, services and enhancements, our products and services will become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new products and services will depend on several factors, including our ability to:

- properly identify customer needs;
- innovate and develop new technologies, services and applications;
- successfully commercialize new technologies in a timely manner;
- manufacture and deliver our products in sufficient volumes on time;
- differentiate our offerings from our competitors' offerings;
- price our products competitively;
- anticipate our competitors' development of new products, services or technological innovations; and
- control product quality in our manufacturing process.

Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation. Dependence on outsourced information technology and other administrative functions may impair our ability to operate effectively.

As part of our efforts to streamline operations and to cut costs, we have been outsourcing aspects of our manufacturing processes and other functions and will continue to evaluate additional outsourcing. If our contract manufacturers or other outsourcers fail to perform their obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, during a market upturn, our contract manufacturers may be unable to meet our demand requirements, which may preclude us from fulfilling our customers' orders on a timely basis. The ability of these manufacturers to perform is largely outside of our control. In addition, we outsource significant portions of our information technology ("IT") function and other administrative functions. Since IT is critical to our operations, any failure to perform on the part of the IT providers could impair our ability to operate effectively. In addition to the risks outlined above, problems with manufacturing or IT outsourcing could result in lower revenues, unexecuted efficiencies, and impact our results of operations and our stock price. Much of our outsourcing takes place in developing countries and, as a result, may be subject to geopolitical uncertainty.

Failure to adjust our purchases due to changing market conditions or failure to estimate our customers' demand could adversely affect our income.

Our income could be harmed if we are unable to adjust our purchases to market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products and services are dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile, making demand difficult to anticipate. During a market upturn, we may not be able to purchase sufficient supplies or components to meet increasing product demand, which could materially affect our results. We are already seeing a shortage of parts for some of our products. In addition, some of the parts that require custom design are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. Should a supplier cease manufacturing such a component, we would be forced to reengineer our product. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors. In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our communications and electronics products has decreased. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges.

Our income may suffer if our manufacturing capacity does not match the demand for our products.

Because we cannot immediately adapt our production capacity and related cost structures to rapidly changing market conditions, when demand does not meet our expectations, our manufacturing capacity will likely exceed our production requirements. If, during a general market upturn or an upturn in one of our segments, we cannot increase our manufacturing capacity to meet product demand, we will not be able to fulfill orders in a timely manner. This inability could materially and adversely limit our ability to improve our results. By contrast, if during an economic downturn we had excess manufacturing capacity, then our fixed costs associated with excess manufacturing capacity would adversely affect our income.

Economic, political and other risks associated with international sales and operations could adversely affect our results of operations.

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will continue to represent a majority of our total revenue. In addition, many of our employees, contract manufacturers, suppliers, job functions and manufacturing facilities are increasingly located outside the U.S. Accordingly, our future results could be harmed by a variety of factors, including:

- interruption to transportation flows for delivery of parts to us and finished goods to our customers;
- changes in foreign currency exchange rates;
- changes in a specific country's or region's political, economic or other conditions;
- trade protection measures and import or export licensing requirements;
- negative consequences from changes in tax laws;
- difficulty in staffing and managing widespread operations;
- differing labor regulations;
- differing protection of intellectual property;
- unexpected changes in regulatory requirements; and
- geopolitical turmoil, including terrorism and war.

We centralized most of our accounting processes to two locations: India and Malaysia. These processes include general accounting, cost accounting, accounts payable and accounts receivables functions. If conditions change in those countries, it may adversely affect operations, including impairing our ability to pay our suppliers and collect our receivables. Our results of operations, as well as our liquidity, may be adversely affected and possible delays may occur in reporting financial results.

In addition, although the majority of our products are priced and paid for in U.S. dollars, a significant amount of certain types of expenses, such as payroll, utilities, tax, and marketing expenses, are paid in local currencies. Our hedging programs reduce, but do not always entirely eliminate, within any given twelve month period, the impact of currency exchange rate movements, and therefore fluctuations in exchange rates, including those caused by currency controls, could impact our business operating results and financial condition by resulting in lower revenue or increased expenses. However, for expenses beyond that twelve month period, our hedging strategy does not mitigate our exposure. In addition, our currency hedging programs involve third party financial institutions as counterparties. These financial institutions, generally, have experienced and continue to experience significant adverse effects on their business from the current decline in general economic conditions and uncertainties in the global credit and equity markets. The weakening or failure of financial institution counterparties may adversely affect our hedging programs and our financial condition through, among other things, a reduction in available counterparties, increasingly unfavorable terms, and the failure of the counterparties to perform under hedging contracts.

Our business will suffer if we are not able to retain and hire key personnel.

Our future success depends partly on the continued service of our key research, engineering, sales, marketing, manufacturing, executive and administrative personnel. If we fail to retain and hire a sufficient number of these personnel, we will not be able to maintain or expand our business. The markets in which we operate are very dynamic, and our businesses continue to respond with reorganizations, workforce reductions and site closures. We believe our pay levels are very competitive within the regions that we operate. However, there is also intense competition for certain highly technical specialties in geographic areas where we continue to recruit, and it may become more difficult to retain our key employees, especially in light of our ongoing restructuring efforts.

The impact of consolidation of competitors in the electronic measurement and life sciences markets is difficult to predict and may harm our business.

The electronic measurement and life sciences industries are intensely competitive and have been subject to increasing consolidation. For instance, in February 2010, Danaher Corporation completed its acquisition of the Life Sciences Instrumentation Businesses from MDS Inc. and Life Technologies Corp. Consolidation in the electronic measurement and life sciences industries could result in existing competitors increasing their market share through business combinations, which could have a material adverse effect on our business, financial condition and results of operations. We may not be able to compete successfully in an increasingly consolidated industry and cannot predict with certainty how industry consolidation will affect our competitors or us.

Our acquisitions, strategic alliances, joint ventures and divestitures may result in financial results that are different than expected.

In the normal course of business, we frequently engage in discussions with third parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures, and generally expect to complete several transactions per year. For example, in fiscal 2009, we completed a number of acquisitions and divestitures. In May 2010, we closed our acquisition of Varian, Inc. and the sale of our Network Solutions Division. As a result of such transactions, our financial results may differ from our own or the investment community's expectations in a given fiscal quarter, or over the long term. Such transactions often have post-closing arrangements including but not limited to post-closing adjustments, transition services, escrows or indemnifications, the financial results of which can be difficult to predict. In addition, acquisitions, including the Varian acquisition, and strategic alliances may require us to integrate a different company culture, management team and business infrastructure. We may have difficulty developing, manufacturing and marketing the products of a newly acquired company in a way that enhances the performance of our combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, our successful integration of the entity depends on a variety of factors, including:

- the retention of key employees;
- the management of facilities and employees in different geographic areas;
- the retention of key customers;
- the compatibility of our sales programs and facilities with those of the acquired company; and
- the compatibility of our existing infrastructure with that of an acquired company.

In addition, effective internal controls are necessary for us to provide reliable and accurate financial reports and to effectively prevent fraud. The integration of acquired businesses is likely to result in our systems and controls becoming increasingly complex and more difficult to manage. We devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. However, we cannot be certain that these measures will ensure that we design, implement and maintain adequate control over our financial processes and reporting in the future, especially in the context of acquisitions of other businesses. Any difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause us to fail to meet our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

A successful divestiture depends on various factors, including our ability to:

- effectively transfer liabilities, contracts, facilities and employees to the purchaser;
- identify and separate the intellectual property to be divested from the intellectual property that we wish to keep; and
- reduce fixed costs previously associated with the divested assets or business.

In addition, if customers of the divested business do not receive the same level of service from the new owners, this may adversely affect our other businesses to the extent that these customers also purchase other Agilent products. All of these efforts require varying levels of management resources, which may divert our attention from other business operations. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows and stock price could be negatively impacted.

If we do not achieve the contemplated benefits of our acquisition of Varian, Inc., our business and financial condition may be materially impaired.

We may not achieve the desired benefits from our acquisition of Varian. The acquisition involves the integration of Varian with the rest of our company. If we cannot successfully integrate Varian's operations, we may experience material negative consequences to our business, financial condition or results of operations. The integration of two businesses that have previously operated separately will be a costly and time-consuming process that will involve a number of risks, including, but not limited to:

- diversion of senior management's attention from the management of daily operations to the integration of operations;
- difficulties in the assimilation of different corporate cultures, practices and sales and distribution methodologies, as well as in the assimilation and retention of geographically dispersed, decentralized operations and personnel;
- the potential loss of key personnel who choose not to join the combined business;
- the potential loss of key customers who choose not to do business with the combined business;
- the risk of higher than anticipated costs in continuing support and development of acquired products;
- difficulties and unanticipated expenses related to the integration of facilities, departments, systems, including accounting systems, computer and other technologies, books and records and procedures, as well as in maintaining uniform standards, including internal accounting controls, procedures and policies;
- difficulties and uncertainties in achieving anticipated cost reductions and operational synergies; and
- the use of cash resources and increased capital expenditures on integration and implementation activities in excess of our current expectations, which could offset any such savings and other synergies resulting from the Varian acquisition and limit other potential uses of our cash, including stock repurchases and retirement of outstanding debt.

Even if we are able to successfully integrate the operations of Varian, we may not be able to realize the cost savings, synergies and growth that we anticipate from the acquisition in the time frame that we currently expect, and the costs of achieving these benefits may be higher than what we currently expect, because of a number of risks, including, but not limited to:

- the possibility that the acquisition may not further our business strategy as we expected;
- the fact that the acquisition will substantially expand our bio-analytical measurement business, and we may not experience anticipated growth in that market;
- our operating results or financial condition may be adversely impacted by liabilities that we assume in the acquisition or liabilities related to the acquisition, including claims from terminated employees, customers, former stockholders or other third parties;
- the risk of intellectual property disputes with respect to Varian's products; and
- the risk that we may significantly increase our interest expense, leverage and debt service requirements, to the extent that we incur debt to pay for the acquisition.

As a result of these risks, the Varian acquisition may not contribute to our earnings as expected, we may not achieve expected cost synergies or our return on invested capital targets when expected, or at all, and we may not achieve the other anticipated strategic and financial benefits of this transaction.

Environmental contamination from past operations could subject us to unreimbursed costs and could harm on-site operations and the future use and value of the properties involved and environmental contamination caused by ongoing operations could subject us to substantial liabilities in the future.

Some of our properties are undergoing remediation by the Hewlett-Packard Company ("HP") for subsurface contaminations that were known at the time of our separation from HP. HP has agreed to retain the liability for this subsurface contamination, perform the required remediation and indemnify us with respect to claims arising out of that contamination. HP will have access to our properties to perform remediation. While HP has agreed to minimize interference with on-site operations at those properties, remediation activities and subsurface contamination may require us to incur unreimbursed costs and could harm on-site operations and the future use and value of the properties. We cannot be sure that HP will continue to fulfill its indemnification or remediation obligations. In addition, the determination of the existence and cost of any additional contamination caused by us could involve costly and time-consuming negotiations and litigation.

We have agreed to indemnify HP for any liability associated with contamination from past operations at all other properties transferred from HP to us, other than those properties currently undergoing remediation by HP. While we are not aware of any material liabilities associated with any potential subsurface contamination at any of those properties, subsurface contamination may exist, and we may be exposed to material liability as a result of the existence of that contamination.

Our current and historical manufacturing processes involve, or have involved, the use of substances regulated under various international, federal, state and local laws governing the environment. As a result, we may become subject to liabilities for environmental contamination, and these liabilities may be substantial. While we have divested substantially all of our semiconductor related businesses to Avago and Verigy and regardless of indemnification arrangements with those parties, we may still become subject to liabilities for historical environmental contamination related to those businesses. Although our policy is to apply strict standards for environmental protection at our sites inside and outside the U.S., even if the sites outside the U.S. are not subject to regulations imposed by foreign governments, we may not be aware of all conditions that could subject us to liability.

As part of our acquisition of Varian, we assumed the liabilities of Varian, including Varian's costs and potential liabilities for environmental matters. One such cost is our obligation, along with the obligation of Varian Semiconductor Equipment Associates, Inc. ("VSEA") (under the terms of a Distribution Agreement between Varian, VSEA and Varian Medical Systems, Inc. ("VMS")) to each indemnify VMS for one-third of certain costs (after adjusting for any insurance proceeds and tax benefits recognized or realized by VMS for such costs) relating to (a) environmental investigation, monitoring and/or remediation activities at certain facilities previously operated by Varian Associates, Inc. ("VAI") and third-party claims made in connection with environmental conditions at those facilities, and (b) U.S. Environmental Protection Agency or third-party claims alleging that VAI or VMS is a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA") in connection with certain sites to which VAI allegedly shipped manufacturing waste for recycling, treatment or disposal (the "CERCLA sites"). With respect to the facilities formerly operated by VAI, VMS is overseeing the environmental investigation, monitoring and/or remediation activities, in most cases under the direction of, or in consultation with, federal, state and/or local agencies, and handling third-party claims. VMS is also handling claims relating to the CERCLA sites. Although any ultimate liability arising from environmental- related matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, could be material to our financial statements, the likelihood of such occurrence is considered remote. Based on information currently available and our best assessment of the ultimate amount and timing of environmental-related events, management believes that the costs of environmental-related matters are not reasonably likely to have a material adverse effect on our financial condition or results of operations.

Our customers and we are subject to various governmental regulations, compliance with which may cause us to incur significant expenses, and if we fail to maintain satisfactory compliance with certain regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our businesses are subject to various significant international, federal, state and local regulations, including but not limited to health and safety, packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have tended to become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies such as the U.S. Federal Communications Commission. We also must comply with work safety rules. If we fail to adequately address any of these regulations, our businesses could be harmed.

Some of our chemical analysis products are used in conjunction with chemicals whose manufacture, processing, distribution and notification requirements are regulated by the U.S. Environmental Protection Agency under the Toxic Substances Control Act, and by regulatory bodies in other countries with laws similar to the Toxic Substances Control Act. We must conform the manufacture, processing, distribution of and notification about these chemicals to these laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, then we could be made to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to laws and regulations, and failure to address or comply with these laws and regulations could harm our business by leading to a reduction in revenue associated with certain customers.

We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations might result in suspension of these contracts, or administrative penalties.

A number of our products from our life sciences and chemical analysis businesses are subject to regulation by the United States Food and Drug Administration ("FDA") and certain similar foreign regulatory agencies. In addition, a number of our products may be in the future subject to regulation by the FDA and certain similar foreign regulatory agencies. If we or any of our suppliers or distributors fail to comply with FDA and other applicable regulatory requirements or are perceived to potentially have failed to comply, we may face, among other things, adverse publicity affecting both us and our customers, investigations or notices of non-compliance, fines, injunctions, and civil penalties; partial suspensions or total shutdown of production facilities or the imposition of operating restrictions; increased difficulty in obtaining required FDA clearances or approvals; seizures or recalls of our products or those of our customers; or the inability to sell our products.

Third parties may claim that we are infringing their intellectual property and we could suffer significant litigation or licensing expenses or be prevented from selling products or services.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. We analyze and take action in response to such claims on a case by case basis. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to significant damages or to an injunction against development and sale of certain of our products or services. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Third parties may infringe our intellectual property and we may suffer competitive injury or expend significant resources enforcing our rights.

Our success depends in large part on our proprietary technology. We rely on various intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as confidentiality provisions and licensing arrangements, to establish our proprietary rights. If we do not enforce our intellectual property rights successfully our competitive position may suffer which could harm our operating results.

Our pending patent applications, and our pending copyright and trademark registration applications, may not be allowed or competitors may challenge the validity or scope of our patents, copyrights or trademarks. In addition, our patents, copyrights, trademarks and other intellectual property rights may not provide us a significant competitive advantage.

We may need to spend significant resources monitoring our intellectual property rights and we may or may not be able to detect infringement by third parties. Our competitive position may be harmed if we cannot detect infringement and enforce our intellectual property rights quickly or at all. In some circumstances, we may choose to not pursue enforcement because an infringer has a dominant intellectual property position or for other business reasons. In addition, competitors might avoid infringement by designing around our intellectual property rights or by developing non-infringing competing technologies. Intellectual property rights and our ability to enforce them may be unavailable or limited in some countries which could make it easier for competitors to capture market share and could result in lost revenues. Furthermore, some of our intellectual property is licensed to others which allow them to compete with us using that intellectual property.

We are subject to ongoing tax examinations of our tax returns by the Internal Revenue Service and other tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations, financial condition and liquidity.

We are subject to ongoing tax examinations of our tax returns by the U.S. Internal Revenue Service and other tax authorities in various jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. Intercompany transactions associated with the sale of inventory, services, intellectual property and cost share arrangements are complex and affect our tax liabilities. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. There can be no assurance that the outcomes from ongoing tax examinations will not have an adverse effect on our operating results and financial condition. A difference in the ultimate resolution of tax uncertainties from what is currently estimated could have an adverse effect on our operating results and financial condition.

If tax incentives change or cease to be in effect, our income taxes could increase significantly.

Agilent benefits from tax incentives extended to its foreign subsidiaries to encourage investment or employment. Several jurisdictions have granted Agilent tax incentives which require renewal at various times in the future. The incentives are conditioned on achieving various thresholds of investments and employment, or specific types of income. Agilent's taxes could increase if the incentives are not renewed upon expiration. If Agilent cannot or does not wish to satisfy all or parts of the tax incentive conditions, we may lose the related tax incentive and could be required to refund tax incentives previously realized. As a result, our effective tax rate could be higher than it would have been had we maintained the benefits of the tax incentives.

Adverse conditions in the global banking industry and credit markets may adversely impact the value of our cash investments or impair our liquidity.

At the end of the 2010 fiscal year, we had cash and cash equivalents of approximately $2.6 billion invested or held in a mix of money market funds, time deposit accounts and bank demand deposit accounts. Disruptions in the financial markets may, in some cases, result in an inability to access assets such as money market funds that traditionally have been viewed as highly liquid. Any failure of our counterparty financial institutions or funds in which we have invested may adversely impact our cash and cash equivalent positions and, in turn, our results and financial condition.

We have outstanding debt and may incur other debt in the future, which could adversely affect our financial condition, liquidity and results of operations.

We currently have outstanding an aggregate principal amount of $2.1 billion in senior unsecured notes. We also are a party to a five-year senior unsecured revolving credit facility under which we may borrow up to $330 million. We may borrow additional amounts in the future and use the proceeds from any future borrowing for general corporate purposes, other future acquisitions, expansion of our business or repurchases of our outstanding shares of common stock.

Our incurrence of this debt, and increases in our aggregate levels of debt, may adversely affect our operating results and financial condition by, among other things:

- increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;
- requiring the dedication of an increased portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures, acquisitions and stock repurchases; and
- limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

Our current revolving credit facility imposes restrictions on us, including restrictions on our ability to create liens on our assets and the ability of our subsidiaries to incur indebtedness, and requires us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. In addition, the indenture governing our senior notes contains covenants that may adversely affect our ability to incur certain liens or engage in certain types of sale and leaseback transactions. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, our outstanding indebtedness could be declared immediately due and payable.

Our results of operations, financial condition and liquidity could be adversely affected if our long-term leasehold counterparty becomes insolvent and the credit support on the leasehold transaction fails.

In February 2001, we sold a parcel of surplus land in San Jose, California for $287 million in cash. In August 2001, we completed a like-kind exchange by acquiring a long-term leasehold interest in several municipal properties in southern California for a total value of $289 million. In 2002, we received $237 million in non-refundable prepaid rent related to the leasehold interests described above. We contracted with a third party to provide credit protection for certain aspects of the transaction, including a future bankruptcy of the municipality. The current third party insurer is a subsidiary of American International Group Inc. ("AIG") which experienced a credit rating downgrade by Moody's Investors Service and Standard & Poor's and has been the recipient of U.S. federal government sponsored loans. If the municipality was to become insolvent and the credit support on the transaction was to fail, our results of operations, financial condition and liquidity could be adversely affected.

We have substantial cash requirements in the United States while a majority of our cash is generated outside of the United States. The failure to maintain a level of cash sufficient to address our cash requirements in the United States could adversely affect our financial condition and results of operations.

Although cash generated in the United States covers normal operating requirements and debt service requirements, a substantial amount of additional cash is required for special purposes such as the satisfaction of our ongoing debt obligations, including our senior notes coming due in September 2012, the repurchases of our stock and acquisitions of third parties. Our business operating results, financial condition, and strategic initiatives could be adversely impacted if we were unable to address our U.S. cash requirements through (1) the efficient and timely repatriations of overseas cash or (2) other sources of cash obtained at an acceptable cost.

If we suffer a loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. In particular, several of our facilities could be subject to a catastrophic loss caused by earthquake due to their locations. Our production facilities, headquarters and Agilent Technologies Laboratories in California, and our production facilities in Japan, are all located in areas with above-average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. In addition, since we have consolidated our manufacturing facilities, we are more likely to experience an interruption to our operations in the event of a catastrophe in any one location. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism. Also, our third party insurance coverage will vary from time to time in both type and amount depending on availability, cost and our decisions with respect to risk retention. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain third party insurance. If our third party insurance coverage is adversely affected, or to the extent we have elected to self-insure, we may be at a greater risk that our operations will be harmed by a catastrophic loss.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of October 31, 2010, pursuant to and as required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2010, the company's disclosure controls and procedures, as defined by Rule 13a-15(e) under the Exchange Act, were effective and designed to ensure that (i) information required to be disclosed in the company's reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of October 31, 2010.

The effectiveness of our internal control over financial reporting as of October 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during Agilent's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.



Agilent Technologies